United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of January 2025

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item	Description of Items

1.	Cemig's Interim Financial Information – 2Q2024

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Andrea Marques de Almeida
Name: Andrea Marques de Almeida
Title: Vice President of Finance and Investor Relations

Date:  January 2, 2025

1.      1. Cemig's Interim Financial Information – 2Q2024

SUMMARY

FINANCIAL RESULTS	2
STATEMENTS OF FINANCIAL POSITION	14
STATEMENTS OF INCOME	16
STATEMENTS OF COMPREHENSIVE INCOME	18
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	19
STATEMENTS OF ADDED VALUE	21
NOTES TO THE INTERIM FINANCIAL INFORMATION	22
1. OPERATING CONTEXT	22
2. BASIS OF PREPARATION	23
3. PRINCIPLES OF CONSOLIDATION	24
4. OPERATING SEGMENTS	24
5. CASH AND CASH EQUIVALENTS	27
6. MARKETABLE SECURITIES	27
7. RECEIVABLES FROM CUSTOMERS, TRADERS AND CONCESSION HOLDERS	28
8. RECOVERABLE TAXES	29
9. INCOME AND SOCIAL CONTRIBUTION TAXES	30
10. ESCROW DEPOSITS	32
11. CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES	32
12. CONCESSION CONTRACT ASSETS	35
13. INVESTMENTS	36
14. PROPERTY, PLANT AND EQUIPMENT	38
15. INTANGIBLE ASSETS	39
16. LEASING	40
17. SUPPLIERS	41
18. TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS	42
19. LOANS AND DEBENTURES	43
20. REGULATORY CHARGES	46
21. POST-EMPLOYMENT OBLIGATIONS	47
22. PROVISIONS	47
23. EQUITY AND REMUNERATION TO SHAREHOLDERS	50
24. NET REVENUE	52
25. COSTS AND EXPENSES	56
26. FINANCE INCOME AND EXPENSES	60
27. RELATED PARTY TRANSACTIONS	61
28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	66
29. SALE OF ASSETS	74
30. ASSETS CLASSIFIED AS HELD FOR SALE	75
31. PARLIAMENTARY COMMITTEE OF INQUIRY (‘CPI’)	77
32. SUBSEQUENT EVENTS	77
Report on Review of interim Financial Information – ITR	80
OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL	82
DIRECTORS’ STATEMENT OF REVIEW OF THE INTERIM FINANCIAL INFORMATION	90
DIRECTORS’ STATEMENT OF REVIEW OF THE REPORT BY THE EXTERNAL AUDITORS ON THE INTERIM FINANCIAL INFORMATION	91

FINANCIAL RESULTS

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(The information in this performance report has not been reviewed by the independent auditors)

Consolidated results

Net income for the quarter

Cemig’s net profit in 2Q24 was 35.59% higher year-on-year, at R$1,688,586 compared to R$1,245,382 in 2Q23.

The main changes in revenue, costs, expenses and financial results, in a consolidated and segregated manner by segment, are presented below.

Earnings before interest, taxes, depreciation, and amortization (EBITDA)

EBITDA – Apr to Jun/2024	Generation	Transmission	Trading	Distribution	Gas	Investee	Total
Net income for the year	315,039	108,947	101,008	1,060,437	137,823	(34,668)	1,688,586
Income tax and Social Contribution tax	58,300	27,512	(576)	350,163	62,904	(35,966)	462,337
Net financial revenue (expenses)	75,996	41,764	(6,921)	(305,459)	11,937	64,564	(118,119)
Depreciation and amortization	83,670	(60)	4	224,113	24,085	5,967	337,779
Ebitda according to “CVM Instruction n. 156” (1)	533,005	178,163	93,515	1,329,254	236,749	(103)	2,370,583
Non-recurring and non-cash effects
Net income attributable to non-controlling interests	-	-	-	-	(593)	-	(593)
Constitution of civil provisions – Power purchasing agreement (note 22)	-	-	52,647	-	-	-	52,647
Reversal of tax provision – Social security contributions on profit sharing (note 22)	(30,503)	(32,967)	(5,049)	(513,331)	-	(2,500)	(584,350)
Programmed Voluntary Retirement Plan (note 25c)	9,312	10,064	1,541	56,468	-	763	78,148
Adjusted EBITDA (2)	511,814	155,260	142,654	872,391	236,156	(1,840)	1,916,435

EBITDA – Apr to Jun/2023	Generation	Transmission	Trading	Distribution	Gas	Investee	Total
Net income for the year	362,695	99,390	213,386	365,437	162,582	41,892	1,245,382
Income tax and Social Contribution tax	79,933	35,403	121,145	137,575	76,527	(80,484)	370,099
Net financial revenue (expenses)	(10,055)	1,359	(28,664)	(11,565)	(7,884)	16,999	(39,810)
Depreciation and amortization	80,078	(121)	3	196,873	23,528	2,902	303,263
Ebitda according to “CVM Instruction n. 156” (1)	512,651	136,031	305,870	688,320	254,753	(18,691)	1,878,934
Non-recurring and non-cash effects
Net income attributable to non-controlling interests	-	-	-	-	(699)	-	(699)
Adjusted EBITDA (2)	512,651	136,031	305,870	688,320	254,054	(18,691)	1,878,235

(1)	Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated interim financial information in accordance with CVM Circular SNC/SEP n. 1/2007 and CVM Resolution n. 156 of June 23, 2022. It comprises Net income adjusted by the effects of net financial revenue (expenses), Depreciation and amortization, and Income and Social Contribution taxes. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. The Company publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.
(2)	The Company adjusts the Ebitda for a better understanding of how its operating performance was impacted by extraordinary items which, because of their nature, do not contribute towards information on the potential of future cash generation.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Net revenue

The breakdown of revenue is as follows:

	Consolidated		Variation %
	Apr to Jun/2024	Apr to Jun/2023
Revenue from supply of energy - captive customers, in Cemig's concession area	8,144,077	7,528,639	8.17
Revenue from use of the energy distribution systems (TUSD) - free customers	1,251,554	1,118,367	11.91
CVA and Other financial components	(56,556)	(164,649)	(65.65)
Restitution of PIS/Pasep and Cofins credits to consumers - Realization	190,186	561,518	(66.13)
Revenues from transmission
Revenues from operation and maintenance	79,716	95,764	(16.76)
Revenue of transmission construction	104,891	69,802	50.27
Financial remuneration of the transmission contract assets	134,430	107,485	25.07
Generation indemnity revenue	20,596	23,469	(12.24)
Revenue of distribution construction	1,154,213	915,822	26.03
Adjustment of cash flow expectation of the financial asset of distribution concession	22,258	46,731	(52.37)
Revenues from financial actualization of the concession bonus	107,011	94,837	12.84
Settlement in the CCEE	14,380	14,002	2.70
Gas supply	972,424	1,073,563	(9.42)
Fine for violation of the continuity indicator standard	(37,084)	(32,910)	12.68
Other revenues	761,856	599,075	27.17
Taxes and charges levied on revenue	(3,427,961)	(3,231,998)	6.06
Net revenues	9,435,991	8,819,517	6.99

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Revenue from supply of energy - captive customers, in Cemig's concession area

Revenue from supply of electricity in 2Q24 was up 8.17% year-on-year, at R$8,144,077, compared to R$7,528,639 in 2Q23.

	Apr to Jun/2024			Apr to Jun/2023			Change, %
	MWh (1)	R$	Average price/MWh billed (R$/MWh) (2)	MWh (1)	R$	Average price/MWh billed (R$/MWh) (2)	MWh	R$
Residential	3,150,675	3,066,719	973.35	2,944,206	2,531,656	859.88	7.01	21.13
Industrial	4,368,250	1,326,674	303.71	4,595,472	1,475,346	321.04	(4.94)	(10.08)
Commercial, Services and Others	2,447,423	1,609,719	657.72	2,424,104	1,597,321	658.93	0.96	0.78
Rural	779,848	599,558	768.81	805,325	538,750	668.98	(3.16)	11.29
Public authorities	261,327	232,496	889.67	239,549	186,873	780.10	9.09	24.41
Public lighting	243,995	131,933	540.72	267,837	126,351	471.75	(8.90)	4.42
Public services	192,990	174,633	904.88	252,158	167,976	666.15	(23.46)	3.96
Subtotal	11,444,508	7,141,732	624.03	11,528,651	6,624,273	574.59	(0.73)	7.81
Own consumption	7,710	-	-	7,370	-	-	4.61	-
Net unbilled retail supply	-	68,410	-	-	(47,525)	-	-	(243.95)
	11,452,218	7,210,142	624.03	11,536,021	6,576,748	574.59	(0.73)	9.63
Wholesale supply to other concession holders (3)	3,952,637	966,330	244.48	4,136,944	969,884	234.44	(4.46)	(0.37)
Wholesale supply unbilled, net	-	(32,395)	-	-	(17,993)	-	-	80.04
Total	15,404,855	8,144,077	526.60	15,672,965	7,528,639	484.77	(1.71)	8.17

(1)	The calculation of the average price does not include revenue from supply not yet billed.
(2)	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The main variations in energy supply are described below:

Residential

Residential consumption in 2Q24 was up 7.01% year-on-year, mainly on four factors:

I)	an increase of 3.3% in the number of consumers;
II)	average monthly consumption per consumer up 3.6% YoY in the quarter, at 128.8 kWh, compared to 133.4 kWh in 2Q24;
III)	higher temperatures; and,
IV)	improvement in the economic scenario – increased energy consumption reflecting, among other factors, improved economic indicators.

Revenue from use of network – Free Consumers

This is the revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD) on the volume of energy distributed. In 2Q24 this revenue was R$ 1,251,554, an increase of 11.91% from 2Q23 (R$ 1,118,367).

The variation mainly reflects a 24% increase in the use of the network by Free Clients in the Commercial and services category.

Also, the volume of energy transported for clients in 2Q24 was 6.25% higher than in 2Q23.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	MWh
	Apr to Jun/2024	Apr to Jun/2023	Variation %
Industrial	5,492,623	5,272,256	4.18
Commercial	585,048	464,652	25.91
Rural	14,789	9,251	59.86
Public services	133,567	105,977	26.03
Public authorities	1,096	656	67.07
Concessionaires	74,376	78,183	(4.87)
Total energy transported	6,301,498	5,930,975	6.25

CVA and Other financial components in tariff adjustments

In its financial statements Cemig D recognizes the positive or negative differences between its actual non-manageable costs in the period and the estimated values for these costs that were used as the basis for setting tariffs. The result is a balance that must either be reimbursed to the consumer or credited to Cemig D by inclusion in its next tariff adjustment.

In the second quarter of 2024, this amount was a gain of R$56,556, which compares to a gain of R$164,649 in 2Q23. The difference mainly reflects higher totals for (i) charges for use of the national grid, and (ii) energy purchased for resale.

For more details please see Note 11.3 to this Interim Accounting Information.

Reimbursement, paid to consumers, of credits of PIS/Pasep and Cofins taxes - Amount realized

For 2Q24 the Company posted a positive item (gain) of R$190,186 under Realization of restitution to consumers of credits of PIS, Pasep and Cofins taxes, which compares with of R$561,518 in 2Q23. This recomposition of revenue is due to Cemig D considering the discount on the amounts being returned to consumers relating to PIS/PASEP and COFINS credits.

Distribution Construction Revenue

The Construction revenue, associated with construction of infrastructure for the distribution concession in 2Q24, totaled R$1,154,213 – 26.03% higher than in 2Q23 (R$915,822). This basically reflects the higher number and volume of works being undertaken, mainly in distribution networks, under Cemig’s Distribution Development Plan (PDD).

This revenue is fully offset by Construction costs, of the same amount, and corresponds to the investments by Cemig D in assets of the concession in the year.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Transmission concession revenue

The main variations in components are:

▪	The component for construction, strengthening and enhancement of infrastructure in 2Q24 was R$104,891 – an increase of 50.27% compared to R$69,802 in 2Q23. The higher value mainly reflects the stage of development of projects – in this period a significant volume of primary equipment that has high financial value was supplied.
▪	Revenue from financial remuneration on transmission contract assets was 25.07% higher in 2Q24, at R$134,430, compared to R$107,485 in 2Q23. This variation is mainly associated with the IPCA inflation index (base for the remuneration of contracts), which was 1.05% (positive) in 2Q24, compared to 0.76% in 2Q23.

Taxes and regulatory charges reported as deductions from revenue

Taxes and charges on revenue in 2Q24 totaled R$3,427,961, compared to R$3,231,998 in 2Q23 – a year-on-year increase of 6.06%, mainly reflecting the higher revenue in the quarter.

Costs and expenses

Operational costs and expenses in 2Q24 were R$7,441,898, compared to R$7,313,127 in 2Q23.

The main variations in components of this total are as described below; and there is more information on the breakdown of Operational costs and expenses in Note 25 to this quarterly information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Energy bought for resale

The cost of energy purchased for resale in 2Q24 was R$3,693,227, which compares to R$3,468,393 in 2Q23. The main factors here were:

▪	The cost of energy acquired in Regulated Market auctions was higher, at R$1,035,152 in 2Q24, compared to R$980,749 in 2Q23 – reflecting (i) the annual adjustments to contracts, by the IPCA inflation index, and (ii) entry of new contracts.
▪	The cost of supply from distributed generation was R$697,974 in 2Q24, compared to R$491,669 in 2Q23. This higher figure reflects (i) the higher number of generation units installed (273,174 at the end of 2Q24, compared to 230,686 at the end of 2Q23); and (ii) the higher volume of energy injected into the grid (1,487 GWh in 2Q24, compared to 1,119 GWh in 2Q23).
▪	Costs of physical quota guarantee contracts in 2Q24 totaled R$214,415, compared to R$228,692 in 2Q23 – mainly reflecting (i) seasonal effects in allocation of energy by Aneel, and (ii) reduction of quota contracts due to the process of privatization of Eletrobras.

Charges for use of the national grid, and other system charges

Charges for use of the electricity system, net of the credits of PIS, Pasep and Cofins taxes, totaled R$817,136 in 2Q24, compared to R$704,850 in 2Q23, a year-on-year increase of 15.93%.

This expense refers to the charges paid by electricity distribution and generation agents for use of the facilities and components of the national grid and the electricity system. The amounts to be paid by the Company are set by an Aneel resolution.

The difference primarily reflects: (i) entry into operation of Reserve Energy contracts under the Simplified Competitive Procedure (PCS) of 2021, with a consequent increase in the reserve energy charges in the period; (ii) dispatching of thermal plants, for reasons of supply; and (iii) a lower volume of wind generation.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Employee and management profit-sharing

The impact of the Company’s post-retirement obligations on 2Q24 net profit was an expense of R$98,391, which compares with R$157,841 in 2Q23. The difference is mainly due to reduction in the number of participants in the Integrated Health Plan (Plano de Saúde Integrado – PSI) due to active employees voluntarily subscribing to the new health plan, called the Premium Plan, offered by the Company.

Outsourced services

The expense on outsourced services in 2Q24 was R$507,705, 11.12% higher than in 2Q23 (R$456,909). The main factors in the higher figure are:

▪	Expenses on maintenance and conservation of electrical facilities and equipment 13.67% higher, at R$189,004 in 2Q24, compared to R$166,280 in 2Q23. This mainly reflects an increase in the total value of the services contracted, and a higher number of emergency service calls carried out.
▪	Expenses on cleaning of power line pathways 37.48% higher in 2Q24, at R$38,292, compared to R$27,852 in 2Q23, mainly reflecting a higher volume of services carried out in 2024.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Provisions for contingencies

The Company posted a net reversal of provisions for contingencies in 2Q24 of R$454,184, which compares with new provisions made of R$100,152 in 2Q23.

The main difference is in provisions for tax contingencies, in which there was a reversal of R$578,740 in 2Q24, compared to new net provisions of R$33,844 in 2Q23. The reversal was the result of the Company winning a court judgment which extinguished a demand for payment of social security contributions on profit shares paid to employees.

Provisions for client default

Provisions for losses resulting from client default totaled R$77,300 in 2Q24, compared to R$21,266 in 2Q23. This reflects the alteration, in August 2022, of the time limit for full recognition of unpaid receivables from 12 to 24 months, to give a more precise estimate of losses expected on overdue client bills.

Net finance revenue (expense)

The company posted net financial revenue of R$118,119 in 2Q24, which compares to net financial revenue reported for 2Q23, of R$39,810. The higher figure is mainly associated with the following factors:

Updating of taxes to be returned to consumers

The monetary updating of the tax credits created by the court judgment on PIS, Pasep, and Cofins taxes (in which amounts of ICMS tax were excluded from the basis for calculation of these taxes), and the related liability for reimbursement of these credits to consumers, is presented at net value.

A net financial revenue item of R$406,414 was recognized in 2Q24, compared to a financial expense item of R$16,779 in 2Q23.

This reflects a write-down, in May 2024, of R$410,626 in the liability posted as ‘Amounts to be repaid to consumers”, recognized in Finance income – due to the estimated amount of financial updating that had been posted by Cemig D for this liability being higher than under the criterion finally used by Aneel. For more details please see Note 18.

FX variation on loans

In 2Q24 the US dollar appreciated by 11.26% against the Real, in contrast to 2Q23, when the dollar depreciated by 5.14% against the Real. This generated a negative (financial expense) item for FX variation on loans in 2Q24, of R$273,485, compared to a positive (financial revenue) item in 2Q23, of R$301,310.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Derivative financial instrument

As a result of the yield curve rising in relation to the expectation of growth in the dollar exchange rate against the Real, the fair value of the financial instrument contracted to hedge the Eurobonds posted a gain of R$70,018 in 2Q24, compared to a loss of R$150,010 in 2Q23.

For the breakdown of Financial revenues and expenses please see Note 26.

Income tax and social contribution

In 2Q24 the Company posted an expense on income tax and the Social Contribution tax of R$462,337, on pre-tax profit of R$2,150,923 – an effective rate of 21.49%. In 2Q23 the income tax expense was R$370,099, on pre-tax profit of R$1,615,481 (an effective rate of 22.91%).

The effective rates are reconciled with the nominal rates in Note 9d.

Results by segment

The results presented separately by segment do not take into account eliminations of inter-segment transactions – which are made in the consolidated result.

Distribution segment performance

For 2Q24 Cemig’s electricity distribution operations posted profit of R$ 1,060,437, compared to R$ 365,437 in 2Q23.

Net revenue

Net revenue in the distribution segment in 2Q24, at R$6,326,844, was up 14.01% from R$5,549,457 in 2Q23. The following are the main variations in components:

▪	revenue from supply of electricity was R$5,881,556 in 2Q24, up 15.37% from 2Q23 (R$5,097,880). The increase in energy supply to residential customers is mainly due to four factors: (i) increase in the number of consumers; (ii) increase in average monthly consumption per consumer; (iii) higher temperatures, and (iv) improvement in the economic scenario;
▪	the Company posted an adjustment to revenue, reflecting realization of reimbursement to consumers of credits of PIS, Pasep and Cofins taxes, in the amount of R$190,186, in 2Q24, compared to R$561,518 in 2Q23. This recomposition of revenue is due to Cemig D considering the discount on the amounts being returned to consumers relating to PIS/PASEP and COFINS credits;
▪	revenue for use of the network, charged to Free Clients as the TUSD (Tariff for Use of the Distribution System – Tarifa de Uso do Sistema de Distribuição) on the volume of energy distributed. In 2Q24 this revenue was R$1,261,441, or 12.06% higher than in 2Q23 (R$1,125,668);

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

▪	taxes and charges on revenue in 2Q24 totaled R$2,723,111, compared to R$2,502,738 in 2Q23. This increase mainly reflects the higher revenue.

Costs and expenses

Operational costs and expenses in 2Q24 were R$5,221,702, or 3.24% higher than in 2Q23 (R$5,058,009).

Cost of electricity

In 2Q24 the cost of electricity was R$3,394,674, an increase of 11.72% compared to R$3,038,649 in 2Q23. The main factors are:

▪	the cost of electricity purchased for resale in 2Q24, at R$2,544,751, was 10.35% higher than in 2Q23 (R$2,306,032);
▪	charges for use of the electricity system, net of the credits of PIS, Pasep and Cofins taxes, were 16.01% higher, at R$849,924 in 2Q24, compared to R$732,617 in 2Q23.

Operational provisions

The Operational provisions line in 2Q24 was a reversal of R$378,912, compared to net new provisions in 2Q23 of R$105,643. The main factors in the difference:

▪	a reversal, of R$512, 774 in provisions for tax contingencies, compared to constitution of net new provisions totaling R$24,827 in 2Q23. This mainly reflects the judgment won in the courts by the Company, canceling a demand for payment of social security contributions on profit shares paid to employees and executives;
▪	higher net new provisions for client default were made in 2Q24: R$72,447, compared to R$21,334 in 2Q23. This arises from the alteration, in August 2022, of the time limit for full recognition of unpaid receivables from 12 to 24 months, to give a more precise reflection of actual estimates of losses expected on overdue client bills. This change had effects over a period of 12 months, including the second quarter of 2023;
▪	provisions for employment-law contingencies were 137.78% higher year-on-year: net new provisions of R$36,808 were made in 2Q24, compared to net new provisions of R$15,480 made in 2Q23. This mainly arises from ongoing proceedings in collective employment-law actions, in which the calculations for provisions made by expert witnesses were revised;
▪	net new provisions for third-party contingencies were 55.50% lower year-on-year, at R$11,832 in 2Q24, compared to R$26,586 in 2Q23. This is mainly the result of court judgments relating to claims of third-party liability given in favor of the company.

There is detailed information on the variations and effects presented in this segment in the interim financial statements of Cemig D.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Transmission – Results

The transmission segment posted net profit of R$108,947 in 2Q24, compared to R$99,390 in 2Q23.

Transmission concession revenue

The main variations in components are:

▪	the component for construction, strengthening and enhancement of infrastructure in 2Q24 was R$104,891 – an increase of 50.27% compared to R$69,802 in 2Q23. The higher value mainly reflects the stage of development of projects – this was a period of significant supply of primary equipment, which has high financial value;
▪	revenue from financial remuneration on transmission contract assets was 25.07% higher in 2Q24, at R$134,430, compared to R$107,485 in 2Q23. This variation is mainly associated with the IPCA inflation index (base for the remuneration of contracts), which was 11.26% (positive) in 2Q24, but negative (i.e. there was deflation) at 5.14% in 2Q23.

Finance income (expenses)

In 2Q24 the transmission segment posted net financial expenses of R$41,764, compared to R$1,359 in 2Q23. The difference is mainly due to the effect of exchange rate variation on loans.

Detailed information on the variations and effects presented in this segment can be found in the interim financial statements of Cemig GT.

Generation – Results

For the second quarter of 2024 Cemig’s generation segment posted profit of R$315,039, or 13.14% lower than in 2Q23 (R$362,695).

The variation mainly comes from the higher effect of exchange rate variation, resulting in posting of net financial expenses of R$79,729 in 2Q24, compared to net financial revenue of R$10,055 in 2Q23.

Detailed information on the variations and effects presented in this segment can be found in the interim financial statements of Cemig GT.

Trading – Results

For 2Q24 the aggregate results of Cemig’s Power Trading activity posted profit of R$101,008, compared to R$213,386 in 2Q23.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Net revenue

Net revenue of Cemig’s Trading segment in 2Q24 was R$1,658,117, 13.13% lower than in 2Q23 (R$1,908,694), mainly reflecting changes in the portfolio of contracts, with contracts with higher selling prices terminating and being replaced by contracts at lower prices, reducing average selling price.

Costs and expenses

Cost of electricity

The total cost of electricity in 2Q24 was R$1,468,942, 7.50% less than in 2Q23 (R$1,588,122). This mainly reflects change in the portfolio of contracts, with termination of contracts with higher selling prices and their replacement by contracts at lower prices, reducing average purchase price.

Provisions for contingencies

The probability of loss was re-evaluated from possible to probable in the ordinary lawsuit against the Company, which requires the declaration of the nullity of a clause in the purchase and sale of electricity on the free market, as well as the refund of the amounts paid by the plaintiff. In addition, the request to reduce the amount of the rescission fine and to exclude the incidence of the spread in the calculation of the debt was partially granted. The total amount provisioned in June 2024 is R$52,647.

Gas – Results

Retail supply of gas

Net revenue from supply of gas in 2Q24 was R$861,273, compared to R$939,421 in 2Q23 – mainly reflecting lower volume of gas sold in 2024, in turn mainly due to lower exports by industries, especially in the metallurgical sector.

Gas purchased for resale

Due to lower need for purchase of gas for resale, and a lower unit cost of gas, the total cost of gas purchased for resale in 2Q24 was lower, at R$508,828,than in 2Q23 (R$572,442).

Equity interests, and the holding company

For 2Q24 the aggregate result of Cemig’s equity interests and holding company was a net loss of R$34,668, which compares with net profit of R$41,892 in 2Q23.

In March 2024 Cemig GT’s equity interest in Aliança Geração was classified as a non-current asset held for sale, and its results ceased to be recognized through equity income as from April 2024.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INTERIM FINANCIAL INFORMATION

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

ASSETS

(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
CURRENT
Cash and cash equivalents	5	1,564,249	1,537,482	203,613	187,691
Marketable securities	6	1,353,092	773,982	417,857	193,032
Receivables from customers, traders and concession holders	7	5,218,594	5,434,358	406,084	418,803
Concession financial assets	11	811,758	814,378	-	-
Concession contract assets	12	889,247	850,071	-	-
Recoverable taxes	8	542,868	634,864	2,432	2,584
Income tax and social contribution tax credits	9a	7,429	411,376	-	-
Derivative financial instruments	28b	486,625	368,051	-	-
Dividends receivables	27	56,091	49,914	2,985,897	3,118,320
Public lighting contribution		257,043	260,722	-	-
Other assets		718,075	676,003	41,366	49,636
		11,905,071	11,811,201	4,057,249	3,970,066

Assets classified as held for sale	30	1,157,394	57,867	-	-

TOTAL CURRENT		13,062,465	11,869,068	4,057,249	3,970,066

NON-CURRENT
Long-term assets
Marketable securities	6	77,916	-	24,047	-
Receivables from customers, traders and concession holders	7	41,142	42,804	889	1,730
Recoverable taxes	8	1,353,058	1,318,547	555,404	545,838
Income tax and social contribution tax recoverable	9a	564,557	445,339	177,300	228,682
Deferred income tax and social contribution tax	9c	2,725,604	3,044,738	1,136,784	1,139,415
Escrow deposits	10	1,276,268	1,243,012	343,292	325,113
Accounts receivable from the State of Minas Gerais	27	45,798	13,366	45,798	13,366
Concession financial assets	11	6,141,972	5,726,352	-	-
Concession contract assets	12	8,353,321	7,675,592	-	-
Other assets		118,847	86,467	71,435	77,609
Investments - Equity method	13	3,376,358	4,631,720	24,001,028	22,810,565
Property, plant and equipment	14	3,422,825	3,256,226	741	754
Intangible assets	15	15,790,780	15,248,980	1,458	150
Leasing - right of use assets	16a	389,862	397,869	2,475	2,092
TOTAL NON-CURRENT		43,678,308	43,131,012	26,360,651	25,145,314
TOTAL ASSETS		56,740,773	55,000,080	30,417,900	29,115,380

The accompanying notes are an integral part of these interim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

LIABILITIES

(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
CURRENT
Suppliers	17	2,759,683	3,016,696	328,836	317,723
Regulatory charges	20	388,031	487,241	-	-
Profit sharing		87,913	164,761	11,446	19,717
Taxes payable	18	550,599	643,623	99,348	190,487
Income tax and social contribution	9b	134,410	111,232	(39)	-
Interest on equity and dividends payable		2,227,157	2,924,430	2,223,915	2,922,593
Loans and debentures	19	4,657,882	2,629,708	-	-
Payroll and related charges		338,917	238,749	19,664	12,529
Public lighting contribution		410,341	424,713	-	-
Accounts payable related to energy generated by residential consumers		967,329	704,653	-	-
Post-employment obligations	21	229,109	328,621	20,340	26,204
Amounts to refund to customers	18	340,800	854,025	-	-
Leasing liabilities	16b	74,821	78,532	233	303
Other liabilities		460,259	485,832	44,424	23,480
TOTAL CURRENT		13,627,251	13,092,816	2,748,167	3,513,036

NON-CURRENT
Regulatory charges	20	181,077	90,360	4,624	4,624
Loans and debentures	19	6,985,556	7,201,431	-	-
Taxes payable	18	357,220	361,973	-	-
Deferred income tax and social contribution	9c	1,198,502	1,112,162	-	-
Provisions	22	1,751,503	2,199,913	305,976	286,952
Post-employment obligations	21	5,173,353	5,087,975	681,714	657,438
Amounts to refund to customers	18	277,055	664,275	-	-
Leasing liabilities	16b	354,235	354,404	2,612	2,126
Other liabilities		157,397	179,578	1,971	1,969
TOTAL NON-CURRENT		16,435,898	17,252,071	996,897	953,109
TOTAL LIABILITIES		30,063,149	30,344,887	3,745,064	4,466,145

EQUITY	23
Share capital		14,308,909	11,006,853	14,308,909	11,006,853
Capital reserves		393,093	2,249,721	393,093	2,249,721
Profit reserves		11,595,308	13,040,736	11,595,308	13,040,736
Equity valuation adjustments		(1,661,128)	(1,648,075)	(1,661,128)	(1,648,075)
Retained earnings		2,036,654	-	2,036,654	-
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		26,672,836	24,649,235	26,672,836	24,649,235
Non-Controlling interests		4,788	5,958	-	-
TOTAL EQUITY		26,677,624	24,655,193	26,672,836	24,649,235
TOTAL LIABILITIES AND EQUITY		56,740,773	55,000,080	30,417,900	29,115,380

The accompanying notes are an integral part of these interim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(In thousands of Brazilian Reais, except earnings per share)

	Note	Consolidated		Parent company
		Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
NET REVENUE	24	18,493,858	17,466,454	1,952,784	1,536,514

COSTS
Cost of energy and gas	25a	(9,883,222)	(9,504,736)	(1,568,732)	(959,234)
Infrastructure and construction cost	25b	(2,147,914)	(1,667,521)	-	-
Operating costs	25c	(1,933,575)	(2,189,995)	(11,940)	-
		(13,964,711)	(13,362,252)	(1,580,672)	(959,234)

GROSS PROFIT		4,529,147	4,104,202	372,112	577,280

EXPENSES	25c
Expected credit losses		(153,153)	(29,192)	(9,309)	(134)
General and administrative expenses		(375,446)	(327,843)	(20,956)	(22,519)
Other expenses, net		(414,264)	(534,513)	(77,515)	(61,137)
		(942,863)	(891,548)	(107,780)	(83,790)

Share of profit, net, of affiliates, subsidiaries and joint ventures	13	129,212	222,322	2,593,461	2,238,283
Income before financial revenue (expenses) and taxes		3,715,496	3,434,976	2,857,793	2,731,773

Finance income	26	927,008	825,136	26,961	3,685
Finance expenses	26	(989,875)	(891,240)	(306)	(2,498)
		(62,867)	(66,104)	26,655	1,187

Income before income tax and social contribution tax		3,652,629	3,368,872	2,884,448	2,732,960

Current income tax and social contribution tax	9d	(409,241)	(563,031)	(41,436)	(73,044)
Deferred income tax and social contribution tax	9d	(401,911)	(162,253)	(2,631)	(17,695)
		(811,152)	(725,284)	(44,067)	(90,739)

NET INCOME FOR THE PERIOD		2,841,477	2,643,588	2,840,381	2,642,221
Total of net income for the period attributed to:
Equity holders of the parent		2,840,381	2,642,221	2,840,381	2,642,221
Non-controlling interests		1,096	1,367	-	-
		2,841,477	2,643,588	2,840,381	2,642,221
Basic and diluted earnings per preferred share - R$	23	0.99	0.92
Basic and diluted earnings per common share - R$	23	0.99	0.92

The accompanying notes are an integral part of these interim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(In thousands of Brazilian Reais, except earnings per share)

	Note	Consolidated		Parent company
		Apr to Jun/2024	Apr to Jun/2023	Apr to Jun/2024	Apr to Jun/2023
NET REVENUE	24	9,435,991	8,819,517	942,588	807,322

COSTS
Cost of energy and gas	25a	(5,019,191)	(4,745,685)	(773,477)	(498,227)
Infrastructure and construction cost	25b	(1,226,933)	(964,240)	-	-
Operating costs	25c	(686,180)	(1,090,219)	(5,990)	-
		(6,932,304)	(6,800,144)	(779,467)	(498,227)

GROSS PROFIT		2,503,687	2,019,373	163,121	309,095

EXPENSES	25c
Expected credit losses		(77,300)	(21,266)	(3,315)	(134)
General and administrative expenses		(205,700)	(169,172)	(5,437)	(10,407)
Other expenses, net		(226,594)	(322,545)	(48,895)	(32,970)
		(509,594)	(512,983)	(57,647)	(43,511)

Share of profit, net, of affiliates, subsidiaries and joint ventures	13	38,711	69,281	1,578,346	1,026,287
Income before financial revenue (expenses) and taxes		2,032,804	1,575,671	1,683,820	1,291,871

Finance income	26	725,474	512,131	13,885	7,234
Finance expenses	26	(607,355)	(472,321)	(96)	(1,930)
		118,119	39,810	13,789	5,304

Income before income tax and social contribution tax		2,150,923	1,615,481	1,697,609	1,297,175

Current income tax and social contribution tax	9d	(149,309)	(163,698)	(10,930)	(41,652)
Deferred income tax and social contribution tax	9d	(313,028)	(206,401)	1,314	(10,840)
		(462,337)	(370,099)	(9,616)	(52,492)

NET INCOME FOR THE PERIOD		1,688,586	1,245,382	1,687,993	1,244,683
Total of net income for the period attributed to:
Equity holders of the parent		1,687,993	1,244,683	1,687,993	1,244,683
Non-controlling interests		593	699	-	-
		1,688,586	1,245,382	1,687,993	1,244,683
Basic and diluted earnings per preferred share - R$	23	0.59	0.44
Basic and diluted earnings per common share - R$	23	0.59	0.44

The accompanying notes are an integral part of these interim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(In thousands of Brazilian Reais)

	Consolidated		Parent company
	Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
NET INCOME FOR THE PERIOD	2,841,477	2,643,588	2,840,381	2,642,221
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss in subsequent periods
Post retirement liabilities - remeasurement of obligations of the defined benefit plans	-	61,208	-	4,387
Income tax and social contribution tax on remeasurement of defined benefit plans	-	(20,811)	-	(1,491)
Equity gain (loss) on other comprehensive income in subsidiary and jointly controlled entity	-	-	-	37,501
Other comprehensive income	(734)	-	(734)	-
	(734)	40,397	(734)	40,397
COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAXES	2,840,743	2,683,985	2,839,647	2,682,618

Total of comprehensive income for the period attributed to:
Equity holders of the parent	2,839,647	2,682,618	2,839,647	2,682,618
Non-controlling interests	1,096	1,367	-	-
	2,840,743	2,683,985	2,839,647	2,682,618

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(In thousands of Brazilian Reais)

	Consolidated		Parent company
	Apr to Jun/2024	Apr to Jun/2023	Apr to Jun/2024	Apr to Jun/2023
NET INCOME FOR THE PERIOD	1,688,586	1,245,382	1,687,993	1,244,683

COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAXES	1,688,586	1,245,382	1,687,993	1,244,683

Total of comprehensive income for the period attributed to:
Equity holders of the parent	1,687,993	1,244,683	1,687,993	1,244,683
Non-controlling interests	593	699	-	-
	1,688,586	1,245,382	1,687,993	1,244,683

The accompanying notes are an integral part of these interim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(In thousands of Brazilian Reais, except where otherwise indicated)

	Share capital	Capital reserves	Profit reserves				Equity valuation adjustments		Retained earnings	Total controlling interests	Non-controlling interests	Total Equity
			Legal reserve	Tax incentive reserve	Retained Earnings reserve	Unrealized Earnings reserve	Deemed cost of PP&E	Other Comprehensive income
BALANCES ON DECEMBER 31, 2022	11,006,853	2,249,721	1,386,453	150,274	8,023,493	834,603	427,487	(2,301,528)	-	21,777,356	5,910	21,783,266
Net income for the period	-	-	-	-	-	-	-	-	2,642,221	2,642,221	1,367	2,643,588
Other comprehensive income
Adjustment of actuarial liabilities - restatement of obligations of the defined benefit plans, net of taxes	-	-	-	-	-	-	-	40,397	-	40,397	-	40,397
Comprehensive income for the period	-	-	-	-	-	-	-	40,397	2,642,221	2,682,618	1,367	2,683,985
Realization of PP&E deemed cost	-	-	-	-	-	-	(207)	-	207	-	-	-
Interest on equity (R$0.2975 per share)	-	-	-	-	-	-	-	-	(850,924)	(850,924)	-	(850,924)
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	(1,692)	(1,692)
BALANCES ON JUNE 30, 2023	11,006,853	2,249,721	1,386,453	150,274	8,023,493	834,603	427,280	(2,261,131)	1,791,504	23,609,050	5,585	23,614,635

BALANCES ON DECEMBER 31, 2023	11,006,853	2,249,721	1,674,667	212,868	10,318,598	834,603	421,270	(2,069,345)	-	24,649,235	5,958	24,655,193
Net income for the period	-	-	-	-	-	-	-	-	2,840,381	2,840,381	1,096	2,841,477
Other comprehensive income
Other comprehensive income	-	-	-	-	-	-	-	(734)	-	(734)	-	(734)
Comprehensive income for the period	-	-	-	-	-	-	-	(734)	2,840,381	2,839,647	1,096	2,840,743
Capital increase	3,302,056	(1,856,628)		-	(1,445,428)	-	-	-	-	-	-	-
Realization of PP&E deemed cost	-	-	-	-	-	-	(12,319)	-	12,319	-	-	-
Interest on equity (R$0.2853 per share)	-	-	-	-	-	-	-	-	(816,046)	(816,046)	-	(816,046)
Non-controlling interests - Dividends	-	-	-	-	-	-	-	-	-	-	(2,266)	(2,266)
BALANCES ON JUNE 30, 2024	14,308,909	393,093	1,674,667	212,868	8,873,170	834,603	408,951	(2,070,079)	2,036,654	26,672,836	4,788	26,677,624

The accompanying notes are an integral part of these interim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
CASH FLOW FROM OPERATIONS
Net income for the period		2,841,477	2,643,588	2,840,381	2,642,221
ADJUSTMENTS:
Current and deferred income tax and social contribution	9	811,152	725,284	44,067	90,739
Depreciation and amortization	25c	667,452	607,698	71	321
Write-off of net residual value of assets and provision for impairment loss		42,869	94,132	-	-
Gain on sale of assets		(42,989)	-	-
Adjustment of current assets	12	-	(15,582)	-
Share of loss (gain), net, of subsidiaries and joint ventures	13	(129,212)	(222,322)	(2,593,461)	(2,238,283)
Remeasuring of concession financial and concession contract assets		(684,709)	(671,817)	-
Interest and monetary variation		417,964	280,409	(63,927)	(48,021)
Exchange variation on loans	26	273,485	(301,310)	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers – realization	24	(512,852)	(1,257,507)	-
Reversal of amounts to be refunded to consumers	18	(410,626)	-	-	-
Gains arising from the sale of equity interest	13	-	(30,487)	-	-
Appropriation of transaction costs	19	8,392	6,198	-
Expected credit losses	25	153,153	86,993	9,309	134
Provision for contingencies	22	(327,046)	178,263	30,470	22,842
Net gain on derivative instruments at fair value through profit or loss	28	(112,050)	162,735	-
CVA (Parcel A items Compensation) Account and other financial components in tariff adjustments	11	(19,119)	143,809	-	-
Post-employment obligations	21	243,837	275,310	30,844	36,773
Other		(6,841)	2,485	-
		3,214,337	2,707,879	297,754	506,726
(Increase) decrease in assets
Receivables from customers, traders and concession holders	7	64,273	48,297	4,251	(58,892)
Recoverable taxes	8	36,632	359,080	8,818	(11,133)
Income tax and social contribution tax credits	9	236,053	(7,958)	122,938	53,399
Escrow deposits	10	61	29,407	(12,928)	8,193
Dividends received from investees	13	212,939	204,368	1,615,590	1,557,781
Contractual assets and concession financial assets	11 e 12	515,649	428,264	-	-
Other		(90,246)	(157,581)	(17,988)	28,165
		975,361	903,877	1,720,681	1,577,513
Increase (decrease) in liabilities
Suppliers	17	(257,013)	(339,078)	11,113	60,588
Taxes payable	18	(148,610)	126,434	(168,027)	(81,224)
Income tax and social contribution tax payable	9	-	(128,007)	-	-
Payroll and related charges		100,168	(26,797)	7,135	(1,100)
Regulatory charges	20	(8,493)	11,145	-	-
Post-employment contributions paid	21	(257,971)	(248,276)	(12,432)	(12,923)
PIS/Pasep and Cofins taxes to be refunded to customers	18	(373)	149,208	-	-
Accounts payable related to energy generated by consumers		185,657	-	-
Other		(249,886)	5,609	1,229	(32,476)
		(636,521)	(449,762)	(160,982)	(67,135)
Cash from operations activities		3,553,177	3,161,994	1,857,453	2,017,104
Interest received		101,344	172,028	29,575	19,663
Interest paid on loans and debentures		(442,424)	(476,435)	-	-
Interest paid on leasing contracts	16	(2,550)	1,582	(5)	(6)
Income tax and social contribution tax paid		(282,248)	(290,606)	(13,784)	(33,979)
Cash inflows from settlement of derivatives instruments	28	(6,524)	172,668	-	-
NET CASH FROM OPERATING ACTIVITIES		2,920,775	2,741,231	1,873,239	2,002,782

INVESTING ACTIVITIES
Investments in marketable securities		(6,275,493)	(7,808,313)	(2,043,102)	(1,231,277)
Redemptioms in marketable securities		5,654,766	7,999,263	1,805,211	1,222,586
Acquisition of equity investees and contributions to investees		(16,358)	(6,300)	(180,150)	(948,839)
Sale of assets		100,887	30,487	-
Reduction of share capital in investee		47,932		-
Put option settlement		-	(780,348)	-	-
Property, plant and equipment	14	(275,146)	(338,980)	-	(3)
Intangible assets	15	(116,213)	(61,873)	(1,317)	(31)
Contract assets - distribution of gas and energy infrastructure	12	(1,910,406)	(1,509,774)	-
NET CASH USED IN INVESTING ACTIVITIES		(2,790,031)	(2,475,838)	(419,358)	(957,564)

FINANCING ACTIVITIES
Proceeds from loans and debentures, net	19	1,946,302	1,988,311	-	-
Interest on capital and dividends paid		(1,437,823)	(912,093)	(1,437,823)	(950,028)
Payment of loans and debentures	19	(575,916)	(564,339)	-	-
Leasing liabilities paid	16	(36,540)	(35,114)	(136)	(155)
NET CASH FLOWS PROVIDE BY/ USED IN FINANCING ACTIVITIES		(103,977)	476,765	(1,437,959)	(950,183)
Net (decrease) increase in cash and cash equivalents		26,767	742,158	15,922	95,035
Cash and cash equivalents at the beginning of the period	5	1,537,482	1,440,661	187,691	190,483
Cash and cash equivalents at the end of the period	5	1,564,249	2,182,819	203,613	285,518

The accompanying notes are an integral part of these interim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF ADDED VALUE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(In thousands of Brazilian Reais)

	Consolidated		Parent company
	Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
REVENUES
Sales of energy, gas and services	22,525,331	21,276,395	2,274,917	1,779,376
Energy and gas distribution construction revenue	2,047,640	1,592,270	-	-
Transmission construction revenue	168,285	109,205	-	-
Interest revenue arising from the financing component in the transmission contract asset	285,822	284,739	-	-
Adjustment to expectation of cash flow from reimbursement of distribution concession financial assets	53,209	77,575	-	-
Revenue from the construction of own assets	57,999	274,573	-	-
Estimated credit losses	(153,153)	(29,192)	(9,309)	(134)
	24,985,133	23,585,565	2,265,608	1,779,242

INPUTS ACQUIRED FROM THIRD PARTIES
Energy bought for resale	(7,780,591)	(7,487,031)	(1,728,568)	(1,057,007)
Charges for use of national grid	(1,849,699)	(1,566,181)	(63)	-
Outsourced services	(1,963,605)	(1,756,264)	(8,021)	(7,479)
Gas bought for resale	(1,293,975)	(1,507,613)	-	-
Materials	(1,034,999)	(981,013)	(65)	(13)
Other costs	(66,676)	(551,158)	(32,017)	(24,084)
	(13,989,545)	(13,849,260)	(1,768,734)	(1,088,583)

GROSS VALUE ADDED	10,995,588	9,736,305	496,874	690,659

RETENTIONS
Depreciation and amortization	(666,321)	(605,929)	(71)	(321)
NET ADDED VALUE PRODUCED BY THE COMPANY	10,329,267	9,130,376	496,803	690,338

ADDED VALUE RECEIVED BY TRANSFER
Share of income, net, of associates and joint ventures	129,212	222,322	2,593,461	2,238,283
Gain on financial updating of the Concession Grant Free	235,636	229,603	-	-
Generation indemnity revenue	42,030	45,945	-	-
Financial revenues	1,017,067	916,999	95,260	3,685
ADDED VALUE TO BE DISTRIBUTED	11,753,212	10,545,245	3,185,524	2,932,306

DISTRIBUTION OF ADDED VALUE

Employees	1,048,397	965,526	64,006	47,887
Direct remuneration	599,464	584,175	20,600	7,885
Post-employment obligations and other benefits	334,732	346,920	35,141	38,807
FGTS fund	36,053	34,260	2,049	1,195
Voluntary retirement program	78,148	171	6,216	-

Taxes	6,831,879	6,012,092	280,814	239,685
Federal	4,212,049	3,939,623	157,203	143,014
State	2,612,787	2,065,280	123,453	96,509
Municipal	7,043	7,189	158	162

Remuneration of external capital	1,031,459	924,039	323	2,513
Interest	1,025,134	916,207	306	2,498
Rentals	6,325	7,832	17	15

Remuneration of own capital	2,841,477	2,643,588	2,840,381	2,642,221
Interest on capital	816,046	850,924	816,046	850,924
Retained Earnings	2,024,335	1,791,297	2,024,335	1,791,297
Non-controlling interest in retained earnings	1,096	1,367	-	-
	11,753,212	10,545,245	3,185,524	2,932,306

The accompanying notes are an integral part of these interfim financial information.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

NOTES TO THE INTERIM FINANCIAL INFORMATION

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024

(In thousands of Brazilian Reais, except where otherwise indicated)

1. OPERATING CONTEXT

The Company

Companhia Energética de Minas Gerais (‘Cemig’, ´Parent company’ or ‘Company’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under No. 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange (‘B3’) at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’).

The Company is an entity domiciled in Brazil, with head office in Belo Horizonte/MG. Constituted to operate in the commercialization of electric power and as holding company, with interests in subsidiaries or jointly controlled entities, whose objects are: construction and operation of systems for generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector, including gas distribution, provision of distributed generation services and energy efficiency solutions, for the purpose of commercial operation.

The Company's interim financial information cover the Company and its subsidiaries.

On June 30, 2024 the Company had negative net consolidated working capital (as defined as consolidated current assets less consolidated current liabilities) of R$565 million (R$1,224 million on December 31, 2023). Management monitors the Company’s cash flow, and for this purpose assesses measures to be taken to adjust the present situation of its financial assets and liabilities to levels that are appropriate to meet its needs. In addition, the Company has a history of positive operating cash flow and profitability.

The Company estimates that the cash balances, and cash flow from operations and financing activities, are sufficient to meet the needs for working capital, investments, debt servicing, and other cash needs in the next 12 months. The Company also has existing credit lines at the financial institutions with which it operates.

Based on current facts and circumstances at this date, Management believes that its operations have capacity to generate funds to enable continuation of its business for the foreseeable future. In addition, Management is not aware of any material uncertainty that could generate significant doubts about its operational continuity. Therefore, this interim financial information has been prepared on a going concern basis.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. BASIS OF PREPARATION

2.1	Statement of compliance

The individual and consolidated interim financial information has been prepared in accordance with IAS 34/CPC 21 – Interim Financial Reporting, which applies to interim financial information, and the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), applicable to preparation of Quarterly Information (Informações Trimestrais, or ITR).

The Company also uses the guidelines contained in the Brazilian Electricity Sector Accounting Manual (MCSE) and the standards defined by Aneel, when these do not conflict with the pronouncements of the CPC or with International Financial Reporting Standards (IFRS).

Presentation of the Added Value Statements (Demonstrações do Valor Adicionado – DVA) is required by the Brazilian corporate law, and by the accounting practices adopted in Brazil for listed companies (CPC 09 – Added Value Statements). IFRS does not require presentation of this statement. As a result, under IFRS this statement is presented as supplementary information, without prejudice to the financial statements as a whole.

With the exception of the new rules, or alterations to rules, that came into effect on January 1, 2024, this interim accounting information has been prepared in accordance with principles, practices and criteria consistent with those adopted the preparation of the annual financial statements for the year ended December 31, 2023.

Thus, this interim financial information should be read in conjunction with the said annual financial statements, approved by the Company’s management on March 21, 2024.

Management certifies that all the material information in the interim financial information is being disclosed herein, and is the same information used by management in its administration of the Company.

The Company's Board of Directors authorized the issuance of these interim financial information on August 13, 2024.

2.2	New or revised accounting standards applied for the first time in 2024

Regarding the changes made to CPC 26 / IAS 1 - Presentation of financial statements, CPC 03 / IAS 7 - Statement of cash flows, CPC 40 / IFRS 7 - Financial instruments: Disclosure and (iii) CPC 06 / IFRS 16 - Leases, in force for annual periods beginning January 1, 2024 or after this date, did not produce significant impacts on the Company's individual and consolidated interim financial statements.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.3	Reclassification of items in the Cash Flow Statements (CFS)

During the process of preparing and reviewing the financial statements, the Company's management identified opportunities to improve the disclosure of some specific transactions.

The presentation of the movement in the Securities item was disclosed on a net basis, in the flow of investment activities. As of the fourth quarter of 2023, the Company and its subsidiaries have segregated this movement, presenting the interest actually received as part of the cash flow from operating activities and the investments and redemptions separately in the cash flow from investing activities. In addition, the Company and its subsidiaries began to adjust profit with the total amount of income tax recognized in profit or loss.

In order to maintain comparability, the information corresponding to the first half of 2023 is being presented using the same criteria.

3. PRINCIPLES OF CONSOLIDATION

The reporting dates of financial information of the subsidiaries used for the purposes of calculation of consolidation and jointly controlled entities and affiliates used for calculation of this equity method contribution are prepared as of the same reporting date of the Company. Accounting policies are applied uniformly in line with those used by the parent company.

The direct equity investments of Cemig, included in the consolidation, are the following:

Subsidiary	June 30, 2024 and December 31, 2023
	Form of valuation	Direct interest, %
Cemig Geração e Transmissão S.A. (“Cemig GT”)	Consolidation	100.00
Cemig Distribuição S.A. (“Cemig D”)	Consolidation	100.00
Companhia de Gás de Minas Gerais (“Gasmig”)	Consolidation	99.57
Cemig Soluções Inteligentes em Energia S.A. (“Cemig Sim”)	Consolidation	100.00
Sete Lagoas Transmissora de Energia S.A. (“Sete Lagoas”)	Consolidation	100.00

4.   OPERATING SEGMENTS

Detailed information on the operating segments is in Note 5 to the financial statements for 2023, with the exception of the points set out below on the gas segment being shown separately. This information was included under Equity interests.

From the third quarter of 2023, due to a change in the way in which the principal manager of the Group values the business segments, the Company revalued its operational segments and began to publish information on the Gas business segment separately. To maintain comparability, the information corresponding to the period of six months ended June 30, 2023 is being presented using the same criteria.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INFORMATION BY SEGMENT FROM JANUARY TO JUNE, 2024
Account/Description	Energy				Gas	Investees	Total	Eliminations (1) (2)	Consolidated
	Generation	Transmission	Trading	Distribution
NET REVENUE	1,436,072	599,020	3,408,244	12,297,078	1,653,290	17,380	19,411,084	(917,226)	18,493,858
Intersegments	690,968	195,864	-	19,780	-	10,614	917,226	(917,226)	-
Third parties	745,104	403,156	3,408,244	12,277,298	1,653,290	6,766	18,493,858	-	18,493,858

COST OF ENERGY AND GAS	(169,299)	(187)	(2,924,173)	(6,669,411)	(1,019,005)	(1,856)	(10,783,931)	900,709	(9,883,222)
Intersegments	(16,740)	(73)	(658,175)	(223,483)	-	(2,238)	(900,709)	900,709	-
Third parties	(152,559)	(114)	(2,265,998)	(6,445,928)	(1,019,005)	382	(9,883,222)	-	(9,883,222)

COSTS AND EXPENSES (3)
Personnel	(82,300)	(81,381)	(26,945)	(493,317)	(34,831)	(22,068)	(740,842)	-	(740,842)
‘Employees and managers’ income sharing	(8,651)	(9,040)	(3,865)	(54,260)	-	(6,603)	(82,419)	-	(82,419)
Post-employment obligations	(25,498)	(15,757)	(3,611)	(160,272)	-	(35,538)	(240,676)	-	(240,676)
Materials, outsourced services and other expenses (revenues), net	(71,991)	(43,403)	(14,774)	(1,093,886)	(34,063)	(14,038)	(1,272,155)	16,517	(1,255,638)
Intersegments	(13,266)	(1,237)	-	(1,003)	(91)	(920)	(16,517)	16,517	-
Third parties	(58,725)	(42,166)	(14,774)	(1,092,883)	(33,972)	(13,118)	(1,255,638)	-	(1,255,638)
Depreciation and amortization	(167,253)	119	(10)	(440,312)	(47,812)	(11,053)	(666,321)	-	(666,321)
Operating provisions and impairment	10,884	13,595	(61,590)	187,477	(1,022)	(39,886)	109,458	-	109,458
Construction costs	-	(100,274)	-	(1,937,664)	(109,976)	-	(2,147,914)	-	(2,147,914)
Total cost of operation	(344,809)	(236,141)	(110,795)	(3,992,234)	(227,704)	(129,186)	(5,040,869)	16,517	(5,024,352)

COSTS AND EXPENSES	(514,108)	(236,328)	(3,034,968)	(10,661,645)	(1,246,709)	(131,042)	(15,824,800)	917,226	(14,907,574)

Equity in earnings of unconsolidated investees	-	-	-	-	-	129,212	129,212	-	129,212

INCOME BEFORE FINANCE INCOME (EXPENSES)	921,964	362,692	373,276	1,635,433	406,581	15,550	3,715,496	-	3,715,496
Finance net income (expenses)	(103,798)	(58,351)	14,370	196,678	(29,096)	(82,670)	(62,867)	-	(62,867)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	818,166	304,341	387,646	1,832,111	377,485	(67,120)	3,652,629	-	3,652,629
Income tax and social contribution tax	(131,333)	(63,088)	(94,634)	(449,336)	(122,654)	49,893	(811,152)	-	(811,152)
NET INCOME FOR THE PERIOD	686,833	241,253	293,012	1,382,775	254,831	(17,227)	2,841,477	-	2,841,477
Equity holders of the parent	686,833	241,253	293,012	1,382,775	253,735	(17,227)	2,840,381	-	2,840,381
Non-controlling interests	-	-	-	-	1,096	-	1,096	-	1,096

(1)	The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).
(2)	The information on costs and expenses by nature is segregated according to the internal business model.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INFORMATION BY SEGMENT FROM JANUARY TO JUNE, 2023 (RESTATED)
Account/Description	Energy				Gas	Investees	Total	Eliminations (1) (2)	Consolidated
	Generation	Transmission	Trading	Distribution
NET REVENUE	1,276,674	544,436	3,766,303	10,926,394	1,838,462	5,180	18,357,449	(890,995)	17,466,454
Intersegments	697,524	177,101	-	16,384	(14)	-	890,995	(890,995)	-
Third parties	579,150	367,335	3,766,303	10,910,010	1,838,476	5,180	17,466,454	-	17,466,454

COST OF ENERGY AND GAS	23,309	(161)	(3,107,396)	(6,091,925)	(1,187,246)	(3,752)	(10,367,171)	862,435	(9,504,736)
Intersegments	(16,625)	(70)	(629,270)	(216,470)	-	-	(862,435)	862,435	-
Third parties	39,934	(91)	(2,478,126)	(5,875,455)	(1,187,246)	(3,752)	(9,504,736)	-	(9,504,736)

COSTS AND EXPENSES (3)
Personnel	(73,857)	(66,023)	(14,503)	(441,737)	(34,714)	(25,596)	(656,430)	-	(656,430)
‘Employees and managers’ income sharing	(8,057)	(7,623)	(1,654)	(50,128)	-	(7,310)	(74,772)	-	(74,772)
Post-employment obligations	(23,353)	(14,431)	(3,307)	(179,283)	-	(40,505)	(260,879)	-	(260,879)
Materials, outsourced services and other expenses (revenues), net	(103,628)	(48,116)	(8,495)	(1,025,788)	(29,648)	24,604	(1,191,071)	28,560	(1,162,511)
Intersegments	(25,168)	(1,330)	-	(1,390)	(98)	(574)	(28,560)	28,560	-
Third parties	(78,460)	(46,786)	(8,495)	(1,024,398)	(29,550)	25,178	(1,162,511)	-	(1,162,511)
Depreciation and amortization	(161,218)	120	(7)	(391,113)	(46,653)	(7,058)	(605,929)	-	(605,929)
Operating provisions and impairment	(59,505)	(5,355)	143	(156,713)	753	(100,345)	(321,022)	-	(321,022)
Construction costs	-	(75,251)	-	(1,517,410)	(74,860)	-	(1,667,521)	-	(1,667,521)
Total cost of operation	(429,618)	(216,679)	(27,823)	(3,762,172)	(185,122)	(156,210)	(4,777,624)	28,560	(4,749,064)

COSTS AND EXPENSES	(406,309)	(216,840)	(3,135,219)	(9,854,097)	(1,372,368)	(159,962)	(15,144,795)	890,995	(14,253,800)

Equity in earnings of unconsolidated investees	(924)	-	-	-	-	223,246	222,322	-	222,322

INCOME BEFORE FINANCE INCOME (EXPENSES)	869,441	327,596	631,084	1,072,297	466,094	68,464	3,434,976	-	3,434,976
Finance net income (expenses)	22,572	(2,008)	44,192	(80,782)	(7,386)	(42,692)	(66,104)	-	(66,104)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	892,013	325,588	675,276	991,515	458,708	25,772	3,368,872	-	3,368,872
Income tax and social contribution tax	(180,923)	(71,288)	(229,297)	(256,545)	(140,767)	153,536	(725,284)	-	(725,284)
NET INCOME FOR THE PERIOD	711,090	254,300	445,979	734,970	317,941	179,308	2,643,588	-	2,643,588
Equity holders of the parent	711,090	254,300	445,979	734,970	316,574	179,308	2,642,221	-	2,642,221
Non-controlling interests	-	-	-	-	1,367	-	1,367	-	1,367

(1)	The reconciliation between the values of the disclosable segments and the accounting information on revenues and costs represents the operations between the consolidated companies (eliminations).
(2)	The information on operational costs and expenses separated by type is segregated in accordance with the internal business model.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The information for assets by segment is not presented, because this is not part of the information made available to the Company’s Chief Operating Decision Maker (“CODM”).

5.   CASH AND CASH EQUIVALENTS

	Consolidated		Parent company
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Bank accounts	140,338	195,337	3,987	3,614
Cash equivalents
Bank certificates of deposit (CDBs)	1,211,465	990,797	134,061	96,423
Overnight	212,446	351,348	65,565	87,654
	1,423,911	1,342,145	199,626	184,077
Total	1,564,249	1,537,482	203,613	187,691

Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest between 80% to 112% of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário - CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on June 30, 2024 (80% to 112% on December 31, 2023). For these CDBs, the Company and its subsidiaries have repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier.

Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 10.19% to 10.40% on June 30, 2024 (11.42% to 11.65% on December 31, 2023). Their purpose is to settle the short-term obligations of the Company and its subsidiaries, or to be used in the acquisition of other assets with better return to replenish the portfolio.

Note 28 gives: (i) the exposure of the Company and its subsidiaries to interest rate risk and (ii) a sensitivity analysis for financial assets and liabilities. Financial investments in a reserved investment fund are show in note 27.

6.   MARKETABLE SECURITIES

	Consolidated		Parent company
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Investments
Current
Bank certificates of deposit (CDBs)	165,460	73,635	51,064	18,370
Financial Notes (LFs) - Banks	524,059	475,388	161,736	118,599
Treasury Financial Notes (LFTs)	657,596	214,357	202,948	53,477
Others	5,977	10,602	2,109	2,586
	1,353,092	773,982	417,857	193,032
Non-current
Financial Notes (LFs) - Banks	77,916	-	24,047	-
	77,916	-	24,047	-
Total	1,431,008	773,982	441,904	193,032

Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest between 105,6% and 105.8% of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário - CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on June 30, 2024 (103% to 104.3% on December 31, 2023).

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and that accrued interest a percentage of the CDI rate published by Cetip. The LFs had remuneration rates varying between 108.5% and 113.80% of the CDI rate on June 30, 2024 (108.6% and 111.98% on December 31, 2023).

Treasury Financial Notes (LFTs) are fixed-rate securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity. The LFTs had remuneration rates varying between 10.51% and 10.60% on June 30, 2024 (11.83% and 11.85% on December 31, 2023).

Note 28 provides a classification of these marketable securities. Investments in marketable securities of related parties are shown in Note 27.

The Company and its subsidiaries consistently classify the income related to these securities as part of the cash flow of the investment activity, because they believe that this is the most appropriate presentation to properly reflect the activities.

7.   RECEIVABLES FROM CUSTOMERS, TRADERS AND CONCESSION HOLDERS

	Consolidated
	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	Jun. 30, 2024	Dec. 31, 2023
Billed supply – energy and gas	1,662,531	699,283	608,798	822,455	3,793,067	3,851,274
Unbilled supply - energy and gas	1,267,036	-	-	-	1,267,036	1,373,349
Other concession holders - wholesale supply	58,867	33,189	3,326	47	95,429	72,327
Other concession holders - wholesale supply, unbilled	295,991	-	-	-	295,991	369,264
CCEE (Power Trading Chamber)	23,373	13,410	6,129	2,134	45,046	114,205
Concession Holders - power transport	108,125	44,562	17,655	45,754	216,096	173,328
Concession Holders - power transport, unbilled	427,764	-	-	-	427,764	391,414
(-) Provision for expected credit losses (a)	(146,487)	(45,393)	(103,270)	(585,543)	(880,693)	(867,999)
	3,697,200	745,051	532,638	284,847	5,259,736	5,477,162

Current assets					5,218,594	5,434,358
Non-current assets					41,142	42,804

	Parent company
	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	Jun. 30, 2024	Dec. 31, 2023
Billed supply	37,295	19,849	17,337	29,036	103,517	64,126
Unbilled supply	326,133	-	3,326	-	329,459	353,097
CCEE (Power Trading Chamber)	9,507	10,251	-	-	19,758	39,762
(-) Provision for expected credit losses	-	(2,096)	(20,663)	(23,002)	(45,761)	(36,452)
	372,935	28,004	-	6,034	406,973	420,533

Current assets					406,084	418,803
Non-current assets					889	1,730

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a)	Breakdown and changes in the provision for expected credit losses

The expected credit losses are considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

	Consolidated		Parent company
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Residential	317,261	322,275	3,214	3,214
Industrial	175,474	172,517	30,802	22,361
Commercial, services and others	254,599	236,849	7,973	7,105
Rural	42,441	39,975	1,671	1,671
Public authorities	23,954	27,421	946	946
Public lighting	2,117	2,326	921	921
Public services	24,464	27,372	234	234
Charges for use of the network (TUSD)	40,383	39,264	-	-
Total	880,693	867,999	45,761	36,452

	Consolidated	Parent company
Balance on December 31, 2023	867,999	36,452
Additions, net (Note 25)	153,153	9,309
Amounts written off	(140,459)	-
Balance on June 30, 2024	880,693	45,761

8.   RECOVERABLE TAXES

	Consolidated		Parent company
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Current
ICMS (VAT)	486,582	476,189	1,357	1,509
PIS/Pasep (a)	6,072	24,348	24	24
Cofins (a)	30,072	114,178	121	121
Others	20,142	20,149	930	930
	542,868	634,864	2,432	2,584
Non-current
ICMS (VAT)	781,041	725,266	-	-
PIS/Pasep (a)	124,924	128,334	121,962	119,873
Cofins (a)	447,093	464,947	433,442	425,965
	1,353,058	1,318,547	555,404	545,838
Total	1,895,926	1,953,411	557,836	548,422

a)	Pis/Pasep and Cofins taxes credits over ICMS

As of June 30, 2024, the Company has recorded R$30,567 in current assets (R$323,621 on December 31, 2023) and R$568,627 in non-current assets (R$582,153 on December 31, 2023), corresponding to the tax credits of PIS/Pasep and Cofins over ICMS, with updating by the Selic rate to the date of their actual offsetting.

In the period of January to June, 2024, tax credits of PIS, Pasep and Cofins taxes previously charged on amounts of ICMS tax were offset against federal taxes payable, in a total of R$25,252 (R$837,924 in the same period of 2023). Offsetting of tax credits is a transaction that does not involve cash, and thus is not reflected in the Statements of cash flow.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.   INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Income tax and social contribution tax recoverable

	Consolidated		Parent company
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Income tax	398,010	594,461	153,823	197,626
Social contribution tax	173,976	262,254	23,477	31,056
Total	571,986	856,715	177,300	228,682

Current	7,429	411,376	-	-
Non-current	564,557	445,339	177,300	228,682

The Company won a legal action, against which there is no further appeal, requesting the right to deduct from corporate income tax costs and expenses incurred on the Workers’ Food Program (PAT), up to a limit of 4% of tax payable, without being subject to limitations set by certain regulations in force at the time. The Company also requested recognition of the right to be reimbursed amounts paid in excess in the years 2004–2008, with monetary updating by the Selic rate. As a result of the judgment, a recoverable total of R$81,205 was recognized in June 2024 as Income tax recoverable, with counterpart in Income tax and in Finance revenue (expenses).

b)	Income tax and social contribution tax payable

	Consolidated
	Jun. 30, 2024	Dec. 31, 2023
Current
Income tax	96,171	71,201
Social contribution tax	38,239	40,031
Total	134,410	111,232

c)	Deferred income tax and social contribution tax

	Consolidated
	Dec. 31, 2023	Income statement	Others	Jun. 30, 2024
Deferred tax assets
Tax loss carryforwards	1,219,089	(143,678)	-	1,075,411
Provisions	723,110	(182,193)	-	540,917
Impairment on investments	56,930	(35,385)	-	21,545
Provision related to the exclusion of ICMS from the PIS/Pasep and Cofins calculation basis	87,929	(87,929)	-	-
Income sharing provision	47,860	(22,489)	-	25,371
Post-employment obligations	1,812,464	25,978	-	1,838,442
Estimated credit losses	325,950	14,774	-	340,724
Onerous concession	11,843	(286)	-	11,557
Right of use	126,322	13,795	-	140,117
Others	12,145	74,701	-	86,846
Total	4,423,642	(342,712)	-	4,080,930

Deferred tax liabilities
Deemed cost	(154,872)	5,253	-	(149,619)
Fair value of assets acquired in business combination	(439,332)	7,720	-	(431,612)
Borrowing costs capitalized	(181,992)	(7,315)	-	(189,307)
Adjustment to expectation of cash flow - Concession assets	(333,826)	(26,641)	-	(360,467)
Adjustment of contract assets	(930,605)	6,761	-	(923,844)
Adjustment to fair value: Swap	(125,807)	(40,230)	-	(166,037)
Reimbursement of costs - GSF	(228,879)	22,672	-	(206,207)
Lease liabilities	(127,317)	1,711	-	(125,606)
Others	31,564	(29,130)	(3,563)	(1,129)
Total	(2,491,066)	(59,199)	(3,563)	(2,553,828)
Total, net	1,932,576	(401,911)	(3,563)	1,527,102

Total Assets shown in the Statements of Financial Position	3,044,738			2,725,604
Total Liabilities shown in the Statements of Financial Position	(1,112,162)			(1,198,502)

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Parent Company
	Dec. 31, 2023	Income statement	Jun. 30, 2024
Deferred tax assets
Tax loss carryforwards	891,866	(20,157)	871,709
Provisions	97,720	6,240	103,960
Provision related to the exclusion of ICMS from the PIS/Pasep and Cofins calculation basis	588	(588)	-
Income sharing provision	3,568	(3,568)	-
Post-employment obligations	230,928	7,770	238,698
Estimated credit losses	12,978	3,165	16,143
Right of use	826	141	967
Others	114	2,864	2,978
Total	1,238,588	(4,133)	1,234,455

Deferred tax liabilities
Fair value of assets acquired in business combination	(98,462)	1,632	(96,830)
Lease liabilities	(711)	(130)	(841)
Total	(99,173)	1,502	(97,671)
Total, net	1,139,415	(2,631)	1,136,784

Total Assets shown in the Statements of Financial Position	1,139,415		1,136,784

d)	Reconciliation of income tax and social contribution tax effective rate

	Consolidated		Parent company
	Jan to Jun, 2024	Jan to Jun, 2023	Jan to Jun, 2024	Jan to Jun, 2023
Income before income tax and social contribution tax	3,652,629	3,368,872	2,884,448	2,732,960
Income tax and social contribution tax - nominal expense (34%)	(1,241,894)	(1,145,416)	(980,712)	(929,206)
Tax effects applicable to:
Gain in subsidiaries by equity method (net of effects of Interest on Equity)	32,857	76,088	647,770	542,412
Tax incentives	62,403	22,722	1,049	51
Difference between Presumed Income and Real Income	44,500	46,379		-
Non-deductible penalties	(5,152)	(57,832)	(46)	(27)
Interest on equity declared	277,456	289,314	277,456	289,314
Estimated losses on doubtiful accounts receivable from related parties	-	-	-	290
Selic rate on tax overpayments	22,223	-	6,199	-
Others	(3,545)	43,461	4,217	6,427
Income tax and Social Contribution - effective gain (expense)	(811,152)	(725,284)	(44,067)	(90,739)
Current tax	(409,241)	(563,031)	(41,436)	(73,044)
Deferred tax	(401,911)	(162,253)	(2,631)	(17,695)
	(811,152)	(725,284)	(44,067)	(90,739)
Effective rate	22.21%	21.53%	1.53%	3.32%

	Consolidated		Parent company
	Apr to Jun, 2024	Apr to Jun, 2023	Apr to Jun, 2024	Apr to Jun, 2023
Income before income tax and social contribution tax	2,150,923	1,615,481	1,697,609	1,297,175
Income tax and social contribution tax - nominal expense (34%)	(731,314)	(549,263)	(577,187)	(441,039)
Tax effects applicable to:
Gain in subsidiaries by equity method (net of effects of Interest on Equity)	1,431	24,130	411,611	237,733
Tax incentives	29,534	786	70	32
Difference between Presumed Income and Real Income	16,054	16,948	-	-
Non-deductible penalties	18,408	(29,346)	(18)	(50)
Interest on equity declared	146,101	145,077	146,101	145,077
Estimated losses on doubtiful accounts receivable from related parties	-	-	-	290
Selic rate on tax overpayments	19,512	-	4,539	-
Others	37,937	21,569	5,268	5,465
Income tax and Social Contribution - effective gain (expense)	(462,337)	(370,099)	(9,616)	(52,492)
Current tax	(149,309)	(163,698)	(10,930)	(41,652)
Deferred tax	(313,028)	(206,401)	1,314	(10,840)
	(462,337)	(370,099)	(9,616)	(52,492)
Effective rate	21.49%	22.91%	0.57%	4.05%

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. ESCROW DEPOSITS

	Consolidated		Parent company
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Labor claims	237,773	225,602	44,981	30,238

Tax contingencies
Income tax on Interest on Equity	33,627	32,897	387	371
PIS/Pasep and Cofins taxes (1)	78,160	75,889	-	-
Donations and legacy tax (ITCD)	65,579	63,822	64,485	62,750
Urban property tax (IPTU)	108,432	105,565	76,187	73,946
Finsocial tax	47,029	45,965	47,029	45,965
Income and Social Contr. Tax on indemnity for employees’ ‘Anuênio’ benefit	325,827	319,479	15,641	15,336
Income tax withheld at source on inflationary income	9,478	9,346	9,478	9,346
Income tax and contribution tax effective rate (2)	148,085	143,351	561	561
Others (3)	116,199	114,604	66,411	68,386
	932,416	910,918	280,179	276,661

Others
Regulatory	50,083	49,927	10,084	10,270
Third party	12,328	12,416	3,225	2,758
Customer relations	7,162	5,149	348	368
Court embargo	24,447	27,119	2,846	3,207
Others	12,059	11,881	1,629	1,611
	106,079	106,492	18,132	18,214
Total	1,276,268	1,243,012	343,292	325,113

(1)	This refers to escrow deposits in the action challenging the constitutionality of inclusion of ICMS tax within the amount to which PIS/Pasep and Cofins taxes are applied.
(2)	Court escrow deposit in the proceedings challenging charging of corporate income tax and the Social Contribution tax on payments of Interest on Equityand application of the Social Contribution tax to cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with enforceability suspended.
(3)	Includes escrow deposits from legal actions related to INSS and PIS/Pasep and Cofins taxes

11. CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

Consolidated	Jun. 30, 2024	Dec. 31, 2023
Concession financial assets
Energy distribution concessions	2,174,200	1,881,509
Gas distribution concessions	39,655	38,559
Indemnifiable receivable - Generation (11.1)	826,086	784,055
Concession grant fee - Generation concessions (11.2)	3,055,982	3,031,036
	6,095,923	5,735,159
Sector financial assets
Amounts receivable from Parcel A (CVA) and Other Financial Components (11.3)	857,807	805,571
Total	6,953,730	6,540,730

Current assets	811,758	814,378
Non-current assets	6,141,972	5,726,352

The changes in concession financial assets related to infrastructure are as follows:

	Distribution	Generation	Gas	Consolidated
Balance on December 31, 2023	1,881,509	3,815,091	38,559	5,735,159
Transfers of contract assets	239,576	-	-	239,576
Monetary updating	53,209	277,667	1,096	331,972
Impairment (1)	-	(6,630)	-	(6,630)
Realization	(94)	-	-	(94)
Amounts received	-	(168,130)	-	(168,130)
Classification as held for sale	-	(35,930)	-	(35,930)
Balance on June 30, 2024	2,174,200	3,882,068	39,655	6,095,923

(1)	Refers to the impairment of plants that were transferred to non-current assets held for sale. More details of this operation can be found in note 30.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.1	Generation - Indemnity receivable

The movement in the balance is as follows:

Generation plant	Concession expiration date	Installed capacity (MW) (1)	Net balance of assets on December 31, 2023	Financial Update	Net balance of assets on June 30, 2024
Lot D
UHE Três Marias	July 2015	396.00	203,064	10,886	213,950
UHE Salto Grande	July 2015	102.00	104,177	5,584	109,761
UHE Itutinga	July 2015	52.00	12,275	658	12,933
UHE Camargos	July 2015	46.00	23,860	1,279	25,139
PCH Piau	July 2015	18.01	5,324	285	5,609
PCH Gafanhoto	July 2015	14.00	6,384	342	6,726
PCH Peti	July 2015	9.40	7,368	395	7,763
PCH Dona Rita	Sep. 2013	2.41	1,909	102	2,011
PCH Tronqueiras	July 2015	8.50	10,152	494	10,646
PCH Joasal	July 2015	8.40	7,627	409	8,036
PCH Martins	July 2015	7.70	5,415	291	5,706
PCH Cajuru	July 2015	7.20	22,949	1,230	24,179
PCH Paciência	July 2015	4.08	5,044	271	5,315
PCH Marmelos	July 2015	4.00	2,931	157	3,088
Others
UHE Volta Grande	Feb. 2017	380.00	439	24	463
UHE Miranda	Dec. 2016	408.00	110,548	5,926	116,474
UHE Jaguara	Aug. 2013	424.00	167,704	9,039	176,743
UHE São Simão	Jan. 2015	1,710.00	86,885	4,658	91,543
		3,601.70	784,055	42,030	826,085

(1)	Data not audited by external auditors.

11.2	Concession grant fee - Generation concessions

The changes in concession financial assets are as follows:

Companies	Plants	Dec. 31, 2023	Interest	Amounts received	Impairment (1)	Classification as held for sale	Jun. 30, 2024
Cemig Geração e Transmissão S.A.	Três Marias	1,715,331	127,470	(90,336)	-	-	1,752,465
Cemig Geração e Transmissão S.A.	Salto Grande	538,594	40,183	(28,489)	-	-	550,288
Cemig Geração Itutinga S.A.	Itutinga	203,763	16,859	(12,112)	-	-	208,510
Cemig Geração Camargos S.A.	Camargos	152,716	12,561	(9,017)	-	-	156,260
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência e Piau	200,644	17,515	(12,687)	-	(21,533)	183,939
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras	137,345	13,098	(9,633)	(3,934)	(432)	136,444
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto e Martins	82,643	7,950	(5,856)	(2,696)	(13,965)	68,076
Total		3,031,036	235,636	(168,130)	(6,630)	(35,930)	3,055,982

(1)	Refers to to the impairment of plants that were transferred to non-current assets held for sale. More details of this operation can be found in note 30.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.3	Account for compensation of variation of parcel A items (CVA) and Other financial components

Sectoral financial assets	Dec. 31, 2023	Additions	Amortization	Update	Transfer	Jun. 30, 2024	Amortization	Constitution	Current	Non-current
Active CVA	(683,839)	663,287	(893,087)	87,043	483,397	(343,199)	(266,613)	(76,586)	(273,468)	(69,731)
Energy aquisition (CVA energy)	(1,108,220)	423,055	(516,847)	58,329	270,469	(873,214)	(664,529)	(208,685)	(683,127)	(190,087)
Itaipu energy costs	28,839	-	(151,110)	1,601	(78,662)	(199,332)	(150,256)	(49,076)	(154,618)	(44,714)
Program of Incentives for Alternative Electricity Sources – PROINFA	(19,738)	-	-	-	421	(19,317)	(19,317)	-	(19,317)	-
Transport basic charges	412,968	174,601	(181,887)	16,040	25,719	447,441	336,312	111,129	346,190	101,251
Transport of Itaipu supply	67,087	35,914	(20,880)	3,590	42	85,753	67,730	18,023	69,332	16,421
System service charges – ESS	(62,009)	(5,627)	(19,234)	6,163	261,405	180,698	143,385	37,313	146,702	33,996
CDE	(2,766)	35,344	(3,129)	1,320	4,003	34,772	20,062	14,710	21,370	13,402
Other sectoral financial assets	1,489,410	558,842	(925,810)	90,893	(12,329)	1,201,006	251,730	949,276	758,290	442,716
Quotas from nuclear energy	138,284	55,732	(65,209)	7,406	245	136,458	99,489	36,969	102,775	33,683
Neutrality of Parcel A	28,647	76,271	(27,813)	4,296	15,218	96,619	74,907	21,712	76,837	19,782
Estimated neutrality on distributed generation credits	357,634	95,871	-	39,049	-	492,554	-	492,554	492,554	-
Energy overcontracting	921,900	311,220	(409,554)	24,633	-	848,199	668,957	179,242	684,889	163,310
Tariff refunds	(87,736)	-	-	-	(6,957)	(94,693)	(78,055)	(16,638)	(80,836)	(13,857)
Other	130,681	19,748	(423,234)	15,509	(20,835)	(278,131)	(513,568)	235,437	(517,929)	239,798
Total sectorial financial assets	805,571	1,222,129	(1,818,897)	177,936	471,068	857,807	(14,883)	872,690	484,822	372,985
Sectoral financial liabilities
Passive CVA	-	(787,645)	1,387,721	(116,679)	(483,397)	-	-	-	-	-
Energy aquisition (CVA energy)	-	(684,253)	1,059,842	(105,120)	(270,469)	-	-	-	-	-
Itaipu energy costs	-	(85,724)	14,055	(6,993)	78,662	-	-	-	-	-
Program of Incentives for Alternative Electricity Sources – PROINFA	-	(18,211)	19,773	(1,141)	(421)	-	-	-	-	-
Transport basic charges	-	-	25,719	-	(25,719)	-	-	-	-	-
Transport of Itaipu supply	-	-	42	-	(42)	-	-	-	-	-
System service charges – ESS	-	-	266,165	(4,760)	(261,405)	-	-	-	-	-
CDE	-	543	2,125	1,335	(4,003)	-	-	-	-	-
Other sectoral financial liabilities	-	(367,473)	383,284	(23,136)	7,325	-	-	-	-	-
Share of nuclear energy	-	-	245	-	(245)	-	-	-	-	-
Neutrality of Parcel A	-	(32,227)	49,617	(2,172)	(15,218)	-	-	-	-	-
Tariff refunds	-	(45,904)	40,676	(1,729)	6,957	-	-	-	-	-
Other	-	(289,342)	292,746	(19,235)	15,831	-	-	-	-	-
Total sectoral financial liabilities	-	(1,155,118)	1,771,005	(139,815)	(476,072)	-	-	-	-	-
Total sectoral financial assets and liabilities (net)	805,571	67,011	(47,892)	38,121	(5,004)	857,807	(14,883)	872,690	484,822	372,985

The Annual Tariff Adjustment

On May 10, 2024 Aneel ratified the result of the Annual Tariff Adjustment of Cemig D (Distribution), to be in effect up to May 27, 2025, with average effect perceived by consumers of 7.32% – its components included average increases of: 8.63% for high-voltage consumers, and 6.72% for consumers connected at low voltage. For residential consumers connected at low voltage, the average increase was 6.70%.

Voltage level	Average effect for the consumer
High and medium voltage – Group A	8.63%
Low voltage – Group B	6.72%
Average increase	7.32%

This result reflects: (i) upward adjustment in the cost items of Portions A and B, calculated as specified by the Tariff Regulation Procedures, PRORET), for the formation of the revenue applied for; (ii) inclusion of the financial components calculated in the current tariff adjustment for offsetting over the subsequent 12 months; and (iii) withdrawal of the financial components established in the previous tariff process, which were in force until the date of the current adjustment.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

In the composition of the average effect: (i) the variation of the costs of Portion A contributed 0.81%; and (ii) the update of Portion B was responsible for 1.27%, reflecting, among other factors, the accumulated variation of the IPCA inflation index, of 3.69% in the period from May 2023 to April 2024, while (iii) the financial components accounted for the remaining 5.24%.

12. CONCESSION CONTRACT ASSETS

	Consolidated
	Jun. 30, 2024	Dec. 31, 2023
Distribution - Infrastructure assets under construction	4,057,538	3,430,870
Gas - Infrastructure assets under construction	421,765	337,842
Transmission - National Grid (‘BNES’ - Basic Network of the Existing System) - Law 12,783/13	1,593,591	1,722,829
Transmission - Assets remunerated by tariff	3,169,674	3,034,122
Total	9,242,568	8,525,663

Current	889,247	850,071
Non-current	8,353,321	7,675,592

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Consolidated
Balance on December 31, 2023	4,756,951	3,430,870	337,842	8,525,663
Additions	168,285	1,830,893	114,773	2,113,951
Monetary updating	285,822	-	-	285,822
Realization	(447,914)	-	-	(447,914)
Other additions	121	-	-	121
Transfers of financial assets	-	(239,579)	-	(239,579)
Transfers to intangible assets	-	(964,646)	(30,850)	(995,496)
Balance on June 30, 2024	4,763,265	4,057,538	421,765	9,242,568

(1)	This refers to the reversal of provisions recorded in previous years for losses recorded on assets in progress (canceled work). The reversal was necessary because some of the work was resumed and completed.

The amount of additions in the period from January to June, 2024 includes R$35,260 (R$29,861 in the same period of 2023) borrowing costs, as presented in note 19. The average rate to determine the amount of borrowing costs was 11.26%. The nature of the additions to contract and intangible assets is shown in note 25b.

The capitalization of financial charges is a non-cash transaction, and therefore is not reflected in the Cash Flow Statements.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. INVESTMENTS

Investees	Control	Consolidated		Parent company
		Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Cemig Geração e Transmissão	Subsidiary	-	-	10,336,221	10,118,133
Guanhães Energia S.A. ("Guanhães Energia") (1)	Jointly controlled	179,934	221,725
Hidrelétrica Cachoeirão S.A. ("Hidrelétrica Cachoeirão")	Jointly controlled	45,930	46,816	-	-
Hidrelétrica Pipoca S.A. ("Hidrelétrica Pipoca")	Jointly controlled	53,821	47,529	-	-
Aliança Norte Participações S.A. ("Aliança Norte") (2)	Jointly controlled	512,888	536,268	-	-
Aliança Geração de Energia S.A. ("Aliança Geração") (3)	Jointly controlled	-	1,171,595	-	-
Amazônia Energia Participações S.A. ("Amazônia Energia") (2)	Jointly controlled	781,945	818,929	-	-
Paracambi Energética S.A. ("Paracambi")	Jointly controlled	110,628	111,961	-	-
Cemig Distribuição	Subsidiary	-	-	9,934,112	8,883,227
Transmissora Aliança de Energia Elétrica S.A. ("Taesa")	Jointly controlled	1,581,185	1,565,369	1,581,185	1,565,369
Gasmig	Subsidiary	-	-	1,470,599	1,748,575
Cemig Sim	Subsidiary	-	-	601,861	419,103
UFVs (4)	Jointly controlled	110,027	111,528	-	-
Sete Lagoas Transmissora de Energia S.A. ("Sete Lagoas")	Subsidiary	-	-	77,050	76,158
Total investiment		3,376,358	4,631,720	24,001,028	22,810,565

(1)	On September 19, 2023, the Extraordinary General Meeting of Guanhães Energia approved the reduction of share capital in the amount of R$235,309, of which R$137,488 was destined for absorbing losses and R$97,820 for restitution to shareholders. Cemig GT's share corresponds to R$47,932, having already received full amount in 2024.
(2)	Indirect interest in the Belo Monte plant through these investees.
(3)	Cemig GT's equity interest in Aliança Geração was classified as a non-current asset held for sale in March 2024, under the terms of CPC 31/IFRS 5. For more details, see note 30.
(4)	Set of photovoltaics bussiness, in which the investee Cemig Sim has a interest.

For the fiscal year ended on June 30, 2024, management evaluates if of potential decline in value of assets, as referred to in CPC 01/ IAS 36 - Impairments of Assets. It was found that there are no indications of a loss in the recoverable value of the investments.

Movement of the right to exploitation of the regulated activity

Consolidated
Investidas	Dec. 31, 2023	Amortization	Other	Jun. 30, 2024
Cemig Geração e Transmissão
Aliança Geração (1)	250,985	(6,327)	(244,658)	-
Aliança Norte	42,716	(985)	-	41,731
Paracambi	71,486	(1,250)	-	70,236
Taesa	132,820	(4,660)	-	128,160
Cemig Sim
UFVs	6,368	(168)	-	6,200
Total	504,375	(13,390)	(244,658)	246,327

(1)	Cemig GT's equity interest in Aliança Geração was classified as a non-current asset held for sale in March 2024, under the terms of CPC 31/IFRS 5. For further details, see note 30.

Parent Company
Investees	Dec. 31, 2023	Amortization	Jun. 30, 2024
Paracambi	71,486	(1,250)	70,236
Taesa	132,820	(4,660)	128,160
Gasmig	368,115	(6,329)	361,786
Sete Lagoas	(4,018)	122	(3,896)
Total	568,403	(12,117)	556,286

The right of exploitation is recognized in the business combination in past year and are amortized considering the concession period of each subsidiaries, associates and joint ventures.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Changes in investments in subsidiaries and jointly controlled entities

Consolidated
Investees	Dec. 31, 2023	Gain (loss) by equity method (Statement of income)	Dividends / Interest on equity	Additions	Others	Jun. 30, 2024

Hidrelétrica Cachoeirão	46,816	1,946	(2,832)	-	-	45,930
Guanhães Energia (1)	221,725	6,141	-	-	(47,932)	179,934
Hidrelétrica Pipoca	47,529	10,085	(3,793)	-	-	53,821
Paracambi	111,961	7,567	(8,900)	-	-	110,628
Amazônia Energia (2)	818,929	(37,356)	-	372	-	781,945
Aliança Norte (2)	536,268	(24,037)	-	657	-	512,888
Taesa	1,565,369	131,819	(116,003)	-	-	1,581,185
Aliança Geração (3)	1,171,595	30,861	(83,891)	-	(1,118,565)	-
UFV Janaúba Geração de Energia Elétrica Distribuída S.A. ("UFV Janaúba")	4,442	58	(961)	-	-	3,539
UFV Corinto Geração de Energia Elétrica Distribuída S.A. ("UFV Corinto")	8,851	703	(774)	-	-	8,780
UFV Manga Geração de Energia Elétrica Distribuída S.A. ("UFV Manga")	11,230	725	(1,022)	-	-	10,933
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída S.A. ("UFV Bonfinópolis II")	6,303	391	(465)	-	-	6,229
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. ("UFV Lagoa Grande")	14,494	971	(1,028)	-	-	14,437
UFV Lontra Geração de Energia Elétrica Distribuída S.A. ("UFV Lontra")	17,686	919	(1,274)	-	-	17,331
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. ("UFV Mato Verde")	6,169	510	(488)	-	-	6,191
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. ("UFV Mirabela")	4,138	314	(333)	-	-	4,119
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha I")	5,058	496	(450)	-	-	5,104
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha II")	6,718	448	(481)	-	-	6,685
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. ("UFV Brasilândia")	14,501	1,024	(1,049)	-	-	14,476
Apolo I SPE Empreendimentos e Energia S.A. ("UFV Apolo I")	5,771	157	(83)	-	-	5,845
Apolo II SPE Empreendimentos e Energia S.A. ("UFV Apolo II")	6,167	191	-	-	-	6,358
Itaocara (4)	-	(4,721)	-	15,329	(10,608)	-
Total Investiment	4,631,720	129,212	(223,827)	16,358	(1,177,105)	3,376,358

(1)	On September 19, 2023, the Extraordinary General Meeting of Guanhães Energia approved the reduction of share capital in the amount of R$235,309, of which R$137,488 was destined for absorbing losses and R$97,820 for restitution to shareholders. Cemig GT's share corresponds to R$47,932, having already received full amount in 2024.
(2)	Indirect interest in the Belo Monte plant through these investees.
(3)	Cemig GT's equity interest in Aliança Geração was classified as a non-current asset held for sale in March 2024, under the terms of CPC 31/IFRS 5. For more details, see note 30.
(4)	Recognition of reimbursement payable to Light Energia S.A., resulting from amounts invested in the development of the Itaocara Hydroelectric Plant project in amounts higher than Light’s corporate participation in the project. This reimbursement was paid on May 22, 2024.

Parent Company
Investees	Dec. 31, 2023	Gain (loss) by equity method (Statement of income)	Dividends / Interest on equity	Additions	Others	Jun. 30, 2024
Cemig Geração e Transmissão	10,118,133	820,478	(602,390)	-	-	10,336,221
Cemig Distribuição	8,883,227	1,382,773	(331,888)	-	-	9,934,112
Gasmig	1,748,575	247,406	(524,648)	-	(734)	1,470,599
Cemig Sim	419,103	6,459	(3,851)	180,150	-	601,861
Sete Lagoas	76,158	4,526	(3,634)	-	-	77,050
Taesa	1,565,369	131,819	(116,003)	-	-	1,581,185
Total	22,810,565	2,593,461	(1,582,414)	180,150	(734)	24,001,028

Changes in dividends receivable are as follows

	Consolidated	Parent conpany
Balance on December 31, 2023	49,914	3,118,320
Investees’ dividends proposed	175,895	1,582,414
Withholding tax on interest on equity declared by investees	(4,711)	(99,247)
Amounts received	(165,007)	(1,615,590)
Balance on June 30, 2024	56,091	2,985,897

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Acquisition of equity interest - Distributed generation

The Jequitibá II photovoltaic plant

On March 8, 2024, Cemig Sim concluded acquisition of 100% of the equity in Oasis Solar Jequitibá SPE Ltda (the Jequitibá II Solar Plant), after all the conditions precedent had been met. The value of the acquisition was R$40,319, of which R$39,782 was the agreed consideration, and R$537 was adjustment to the price.

This photovoltaic plant, located in the city of Jequitibá, in Minas Gerais, has installed generation capacity of 6.25MWp, in the shared mini-distributed generation mode, and is in full commercial operation.

Below is a summary of the preliminary measurement of the fair value of the assets and liabilities acquired.

Jequitibá II photovoltaic plant
Equity value	44,755
Added value (fair value – book value)	5,019
Fair value of net assets	49,774
Advantageous purchase	(9,455)
Total value of the consideration	40,319

Assets	Fair value on acquisition date	Liabilities	Fair value on acquisition date
Current	24	Current	322
Other assets	24	Other liabilities	322

		Non-current	4,615
Non-current	54,687	Other liabilities	4,615
Fixed assets	43,131
Right of use – Leases	6,537
Operating rights	5,019
		Total net assets at fair value	49,774

Cemig Sim acquired control of the Jequitibá II solar plant with the objective of consolidating its market share, and obtaining gain in scale and scope through consolidation of operations.

14. PROPERTY, PLANT AND EQUIPMENT

Consolidated	Jun. 30, 2024			Dec. 31, 2023
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	249,375	(33,979)	215,396	247,435	(32,051)	215,384
Reservoirs, dams and watercourses	3,289,178	(2,481,390)	807,788	3,322,524	(2,470,024)	852,500
Buildings, works and improvements	1,092,264	(874,857)	217,407	1,094,552	(867,746)	226,806
Machinery and equipment	2,874,937	(2,107,771)	767,166	2,825,962	(2,078,117)	747,845
Vehicles	19,017	(15,075)	3,942	19,054	(14,541)	4,513
Furniture	13,666	(11,838)	1,828	13,698	(11,754)	1,944
	7,538,437	(5,524,910)	2,013,527	7,523,225	(5,474,233)	2,048,992
	1,409,298	-	1,409,298	1,207,234	-	1,207,234
In progress	8,947,735	(5,524,910)	3,422,825	8,730,459	(5,474,233)	3,256,226

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Parent company	Jun. 30, 2024			Dec. 31, 2023
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	82	-	82	82	-	82
Buildings, works and improvements	55	(29)	26	55	(28)	27
Machinery and equipment	4,723	(4,677)	46	4,753	(4,697)	56
Furniture	724	(706)	18	724	(704)	20
	5,584	(5,412)	172	5,614	(5,429)	185
In progress	569	-	569	569	-	569
Net property, plant and equipment	6,153	(5,412)	741	6,183	(5,429)	754

Changes in PP&E are as follows:

Consolidated	Dec. 31, 2023	Additions (2)	Impairment (3)	Classification as held for sale	Disposals	Depreciation	Transfers	Jun. 30, 2024
In service
Land (1)	215,384	1,837	(83)	-	-	(1,742)	-	215,396
Reservoirs, dams and watercourses	852,500	41	(6,994)	-	(1)	(39,210)	1,452	807,788
Buildings, works and improvements	226,806	88	(889)	-	-	(8,669)	71	217,407
Machinery and equipment	747,845	44,206	(4,351)	-	(251)	(37,661)	17,378	767,166
Vehicles	4,513	-	-	-	-	(571)	-	3,942
Furniture and utensils	1,944	-	-	-	(5)	(146)	35	1,828
	2,048,992	46,172	(12,317)	-	(257)	(87,999)	18,936	2,013,527
In progress	1,207,234	228,974	(3,024)	(2,447)	(2,503)	-	(18,936)	1,409,298
Net property, plant and equipment	3,256,226	275,146	(15,341)	(2,447)	(2,760)	(87,999)	-	3,422,825

(1)	Certain land linked to concession agreements with no indemnity provision is amortized over the concession period.
(2)	This includes investments in the Boa Esperança and Jusante photovoltaic solar plants – respectively of R$20,518 and R$4,849.
(3)	Refers to the impairment of plants that were transferred to non-current assets held for sale. More details of this operation can be found in note 30.

Parent company	Dec. 31, 2023	Depreciation	Jun. 30, 2024
In service
Land	82	-	82
Buildings, works and improvements	27	(1)	26
Machinery and equipment	56	(10)	46
Furniture	20	(2)	18
	185	(13)	172
In progress	569	-	569
Net property, plant and equipment	754	(13)	741

15. INTANGIBLE ASSETS

Consolidated	Jun. 30, 2024			Dec. 31, 2023
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	14,689	(6,566)	8,123	14,689	(6,084)	8,605
Onerous concession	13,599	(10,051)	3,548	13,599	(9,739)	3,860
Assets of concession	26,208,462	(11,350,539)	14,857,923	25,216,886	(10,934,013)	14,282,873
Assets of concession - GSF	1,030,791	(400,453)	630,338	1,031,161	(333,569)	697,592
Others	156,067	(84,118)	71,949	139,192	(79,308)	59,884
	27,423,608	(11,851,727)	15,571,881	26,415,527	(11,362,713)	15,052,814
In progress	218,899	-	218,899	196,166	-	196,166
Net intangible assets	27,642,507	(11,851,727)	15,790,780	26,611,693	(11,362,713)	15,248,980

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Parent company	Jun. 30, 2024			Dec. 31, 2023
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Software use rights	13,681	(13,566)	115	13,589	(13,557)	32
Others	17	(17)	-	17	(17)	-
	13,698	(13,583)	115	13,606	(13,574)	32
In progress	1,343	-	1,343	118	-	118
Net intangible assets	15,041	(13,583)	1,458	13,724	(13,574)	150

Changes in intangible assets are as follow:

Consolidated	Dec. 31, 2023	Additions	Impairment (2)	Classification as held for sale	Disposals	Amortization	Transfers (1)	Jun. 30, 2024
In service
Useful life defined
Temporary easements	8,605	-	-	-	-	(482)	-	8,123
Onerous concession	3,860	-	-	-	-	(312)	-	3,548
Assets of concession	14,282,873	19,650	-	-	(17,608)	(479,091)	1,052,099	14,857,923
Assets of concession - GSF	697,592	363	(70)	(217)	(366)	(66,964)	-	630,338
Others	59,884	2,484	-	-	-	(4,803)	14,384	71,949
	15,052,814	22,497	(70)	(217)	(17,974)	(551,652)	1,066,483	15,571,881
In progress	196,166	93,716	-	-	-	-	(70,983)	218,899
Net intangible assets	15,248,980	116,213	(70)	(217)	(17,974)	(551,652)	995,500	15,790,780

(1)	Transfers were made from contract assets to intangible assets in the amount of R$995,496 in the period from January to June 2024 (R$1,590,160 in 2023).
(2)	Refers to the impairment of plants that were transferred to non-current assets held for sale. Further details of this operation can be found in note 30.

Parent company	Dec. 31, 2023	Additions	Amortization	Transfers	Jun. 30, 2024
In service
Softwares use rights	32	-	(9)	92	115
	32	-	(9)	92	115
In progress	118	1,317	-	(92)	1,343
Net intangible assets	150	1,317	(9)	-	1,458

16. LEASING

a)	Right of use assets

Changes in the right of use asset are as follows:

Consolidated	Real estate property	Vehicles	Total
Balances on December 31, 2023	245,195	152,674	397,869
Amortization (1)	(7,089)	(21,111)	(28,200)
Disposals (contracts terminated)	(1,804)	(192)	(1,996)
Addition	5,710	769	6,479
Remeasurement (2)	5,262	10,448	15,710
Balances on June 30, 2024	247,274	142,588	389,862

(1)	Amortization of the Right of Use recognized in the Statement of income is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$399 in the period from January to June of 2024 (R$353 in the same period of 2023). The weighted average annual amortization rate is 5.72% for Real estate and 30.47% for Vehicles.
(2)	The Company and its subsidiaries have identified events giving rise to revaluation and modifications of their principal contracts. The leasing liabilities are restated with adjustment to the asset of Right of Use.

Parent company	Real estate property
Balances on December 31, 2023	2,092
Amortization	(53)
Remeasurement	436
Balances on June 30, 2024	2,475

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Leasing liabilities

The changes in the lease liabilities are as follows:

	Consolidated	Parente company
Balances on December 31, 2023	432,936	2,429
Addition	6,479	-
Interest incurred (1)	15,760	121
Leasing paid	(36,540)	(136)
Interest in leasing contracts paid	(2,550)	(5)
Disposals (contracts terminated)	(2,739)	-
Remeasurement (2)	15,710	436
Balances on June 30, 2024	429,056	2,845

Current liabilities	74,821	233
Non-current liabilities	354,235	2,612

(1)	Financial expenses recognized in the Statement of income are net of incorporation of the credits for PIS/Pasep and Cofins taxes on payments of rentals, in the amounts of R$778 and R$9 in the period from January to June of 2024 (R$969 and R$11 in the same period of 2023), for the consolidated and parent company interim financial information, respectively.
(2)	The Company and its subsidiaries identified events that give rise to restatement and modifications of their principal contracts; the leasing liability was remeasured with an adjustment to the asset of Right of Use.

Additions and settled in leases are non-cash transactions, and therefore are not reflected in the Statements of Cash Flows.

The potential right to recovery of PIS/Pasep and Cofins taxes embedded in the leasing consideration, according to the periods specified for payment, is as follows:

Cash flow	Consolidated		Parent company
	Nominal	Adjusted to present value	Nominal	Adjusted to present value
Consideration for the leasing	656,340	429,056	5,173	2,845
Potential PIS/Pasep and Cofins (9.25%)	38,725	21,858	478	263

The cash flows of the leasing contracts are, in their majority, updated by the IPCA inflation index, annually. Below is an analysis of maturity of lease contracts:

	Consolidated (nominal)	Parent company (nominal)
2024	39,053	120
2025	81,494	241
2026	74,143	241
2027	61,695	241
2028	25,364	241
2029 to 2048	374,591	4,089
Undiscounted values	656,340	5,173
Embedded interest	(227,284)	(2,328)
Lease liabilities	429,056	2,845

17. SUPPLIERS

	Consolidated		Parent company
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Energy purchased for resale	1,168,757	1,249,667	326,183	311,792
Energy on spot market - CCEE	135,191	134,636	-	-
Charges for use of energy network	266,041	246,386	95	95
Itaipu Binacional	239,569	239,780	-	-
Gas purchased for resale	189,892	204,369	-	-
Materials and services (1)	760,233	941,858	2,558	5,836
Total	2,759,683	3,016,696	328,836	317,723

(1)	Includes the balance of R$3,340 related to drawn risk operations, on June 30, 2024.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The exposure of the Company and its subsidiaries to exchange rate and liquidity risks related to suppliers is disclosed in note 28.

18.   TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS

	Consolidated		Parent company
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Current
ICMS	137,062	113,312	20,314	18,540
Cofins (1)	181,027	224,843	28,605	37,157
PIS/Pasep (1)	39,090	48,773	6,329	8,200
INSS	52,029	53,633	2,636	2,629
Other	141,391	203,062	41,464	123,961
	550,599	643,623	99,348	190,487
Non-current
Cofins (1)	293,498	297,404	-	-
PIS/Pasep (1)	63,722	64,569	-	-
	357,220	361,973	-	-
	907,819	1,005,596	99,348	190,487
Amounts to be refunded to customers
Current
PIS/Pasep and Cofins	-	513,225	-	-
ICMS	340,800	340,800	-	-
Non-current
PIS/Pasep and Cofins	277,055	664,275	-	-
	617,855	1,518,300	-	-

(1)	Include the deferral on the financial remuneration of the contract asset and on the construction and improvement revenues linked to the transmission contracts.

The amounts of PIS/Pasep and Cofins to be refunded to consumers regarding the credits to be used by Cemig D and Gasmig due to the exclusion of ICMS from the calculation basis of these contributions represent the amounts of R$123,880 (R$1,014,384 on December 31, 2023) and R$153,175 (R$163,116 on December 31, 2023), respectively. The criteria for refunding Gasmig's PIS/Pasep and Cofins credits to consumers will still be the subject of discussions with the Minas Gerais Development Secretariat.

Movement of amounts to be refunded to consumers

Consolidated
Balances on December 31, 2023	1,518,300
Consumers refunds	(512,852)
Reversal of amounts to be refunded to consumers	(410,626)
Financial adjustments - Selic	32,974
Other reversals	(9,941)
Balances on June 30, 2024	617,855

In May 2024, R$410,626 was written down from the total of ‘Amounts to be repaid to consumers’, payable to consumers as a result of the legal action, with counterpart in Finance income (expenses). That balance was being repaid to consumers through the tariff reviews. This write-down arises from the estimated amount of financial updating that had been posted by Cemig D for this liability being higher than under the criterion finally used by Aneel. These criteria were only finally known at completion of the return of the amounts in the last Annual Tariff Adjustment, on May 28, 2024. The criterion adopted by Aneel to update the liability used a procedure similar to that adopted to update the ‘Other financial components” in the Tariff Adjustment calculation.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19.   LOANS AND DEBENTURES

Financing source	Principal maturity	Annual financial cost %	Currency	Consolidated
				Jun. 30, 2024			Dec. 31, 2023
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Eurobonds (1)	2024	9.25%	U$$	2,134,562	-	2,134,562	1,856,920
(-)Transaction costs				(500)	-	(500)	(1,032)
(±) Interest paid in advance (2)				(914)	-	(914)	(1,795)
Debt in foreign currency				2,133,148	-	2,133,148	1,854,093
Debentures - 3th Issue - 3rd Series (3)	2025	IPCA + 5.10%	R$	318,368		318,368	634,988
Debentures - 7th Issue – 1st Series (3)	2024	CDI + 0.45%	R$	-	-	-	271,109
Debentures – 7th Issue – 2nd Series (3)	2026	IPCA + 4.10%	R$	1,002,173	999,303	2,001,476	1,948,110
Debentures - 8th Issue – 1st Series (3)	2027	CDI + 1.35%	R$	2,010	500,000	502,010	502,212
Debentures – 8th Issue – 2nd Series (3)	2029	IPCA + 6.10%	R$	1,272	543,318	544,590	530,068
Debentures – 9th Issue – Single serie	2026	CDI + 2.05%	R$	1,029,551	1,000,000	2,029,551	2,032,032
Debentures – 10th Issue – 1st Series (3)	2029	CDI + 0.80%	R$	12,573	400,000	412,573	-
Debentures – 10th Issue – 2nd Series (3)	2034	IPCA + 6.15%	R$	27,872	1,621,383	1,649,255	-
Debentures – 8th Issue – Single serie (4)	2031	IPCA + 5.27%	R$	137,889	984,543	1,122,432	1,092,701
Debentures - 9th Issue – 1st Series (1)	2027	CDI + 1.33%	R$	2,809	699,999	702,808	703,092
Debentures - 9th Issue – 2nd Series (1)	2029	IPCA + 7.63%	R$	851	323,755	324,606	315,950
(-) Discount on the issuance of debentures (5)				(3,375)	(3,643)	(7,018)	(8,692)
(-)Transaction costs				(7,259)	(83,102)	(90,361)	(44,524)
Total, debentures				2,524,734	6,985,556	9,510,290	7,977,046
Total				4,657,882	6,985,556	11,643,438	9,831,139

(1)	Cemig Geração e Transmissão;
(2)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract;
(3)	Cemig Distribuição;
(4)	Debentures issued by Gasmig.
(5)	Discount on the sale price of the 2nd series of the Seventh issue of Cemig Distribuição.

The debentures issued by the subsidiaries are non-convertible, there are no agreements for renegotiation, nor debentures held in treasury.

Debenture issue

On March 13, 2024 the Company published notice to the market of the start of public offering for distribution of its tenth debenture issue, comprising two million unsecured non-convertible debentures without asset guarantee, in up to two series, with nominal unit value of one thousand Reais, comprising total value of two billion Reais, to be carried out in accordance with CVM regulations.

On March 15, 2024, the Company concluded the financial settlement of its 10th debenture issue, in two series, with a surety guarantee from Cemig. Two million debentures were issued, characterized as ‘sustainable ESG debentures’, with total value of two billion Reais, which were subscribed as follows:

Series	Quantity	Amount	Remuneration	Maturity	Amortization
First Series	400,000	R$400,000,000.00	CDI + 0.80%	5 years	48th and 60th months
Second Series	1,600,000	R$1,600,000,000.00	IPCA + 6.1469%	10 years	96th, 108th and 120th months

Cemig D’s net proceeds from the issue will be allocated to replenishment of its cash position, including, but not limited to, operations, and reimbursement of prior expenditure, including on investments, already made in projects involving social and environmental issues.

We note, additionally, that Fitch Ratings allocates a credit risk of AA+(bra) to this Issue.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Guarantees

The guarantees of the debt Balance at loans and financing, on June 30, 2024, were as follows:

Jun. 30, 2024
Promissory notes and Sureties	2,451,446
Guarantee and Receivables	1,992,668
Sureties	6,093,043
Without guarantee	1,106,281
Total	11,643,438

Composition and consolidated changes on loans and debentures

The Company's debt has an average repayment period of 3.4 years. The consolidated breakdown of loans and debentures, by currency and index, considering their maturities, is as follows:

Consolidated	2024	2025	2026	2027	2028	2029 onwards	Total
Currency
US dollar (1)	2,134,562	-	-	-	-	-	2,134,562
Total, currency denominated	2,134,562	-	-	-	-	-	2,134,562
Index
IPCA (2)	176,545	1,434,948	1,128,848	136,023	414,158	2,670,205	5,960,727
CDI (3)	46,943	1,233,333	1,233,333	733,333	200,000	200,000	3,646,942
Total by index	223,488	2,668,281	2,362,181	869,356	614,158	2,870,205	9,607,669
(-) Transaction costs	(2,833)	(7,669)	(7,744)	(3,565)	(11,456)	(57,594)	(90,861)
(±) Interest paid in advance	(914)	-	-	-	-	-	(914)
(-) Discount	-	(3,375)	(3,375)	-	(134)	(134)	(7,018)
Total	2,354,303	2,657,237	2,351,062	865,791	602,568	2,812,477	11,643,438

(1)	Cemig GT uses derivative financial instruments for protection against risks arising from exchange rate variation. More details in note 28.
(2)	Expanded National Customer Price (IPCA) Index;
(3)	CDI: Interbank Rate for Certificates of Deposit;

The US dollar and index used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change in the first half of 2024 (%)	Accumulated change in the first half of 2023 (%)	Indexer	Accumulated change in the first half of 2024 (%)	Accumulated change in the first half of 2023 (%)
US dollar	14.82	(7.64)	IPCA	2.48	2.87
			CDI	5.22	6.44

Currency	Accumulated change in second quarter of 2024 (%)	Accumulated change in second quarter of 2023 (%)	Indexer	Accumulated change in second quarter of 2024 (%)	Accumulated change in second quarter of 2023 (%)
US dollar	11.26	(5.14)	IPCA	1.05	0.76
			CDI	2.53	3.09

The changes in loans and debentures are as follows:

Consolidated
Balance on December 31, 2023	9,831,139
Borrowings	2,000,000
Transaction costs	(53,698)
Net borrowings	1,946,302
Monetary variation	107,802
Exchange variation	273,485
Accrued financial charges	494,658
Amortization of transaction cost	8,392
Financial charges paid	(442,424)
Amortization of financing	(575,916)
Balance on June 30, 2024	11,643,438

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Borrowing costs, capitalized

Borrowing costs directly related to the acquisition, construction or production of an asset that necessarily requires substantial time to be completed for its intended use or sale are capitalized as part of the cost of the corresponding asset. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs comprise interest and other costs incurred by the Company related to Loans and debentures.

The subsidiaries Cemig D and Gasmig considered the costs of loans and financing linked to construction in progress as construction costs of intangible and concession contract assets, as follows:

	Jan to Jun/2024	Jan to Jun/2023	Apr to Jun/2024	Apr to Jun/2023
Costs of loans and financing	494,658	505,580	258,718	250,830
Financing costs on intangible assets and contract assets (1)	(35,260)	(29,861)	(17,989)	(17,536)
Net effect in income or loss	459,398	475,719	240,729	233,294

(1)	The average capitalization rate p.a. on June 30, 2024 was 11.26% (12.62% on June 30, 2023).

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, as they do not represent an outflow of cash for acquisition of the related asset.

Restrictive covenants

There are early maturity clauses for cross-default in the event of non-payment by Cemig GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$50 million (“cross default”).

The Company and its subsidiaries have contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required - Issuer	Ratio required Cemig (guarantor)	Compliance required
Eurobonds Cemig GT (1)	Net debt / Ebitda adjusted for the Covenant (3)	The following or less: 2.5	The following or less: 3.0 on/after Dec. 31, 2021	Semi-annual and annual
7th and 8th Debentures Issue Cemig D	Net debt / Ebitda adjusted	Less than 3.5	Less than 3.0	Semi-annual and annual
8th Debentures Issue Gasmig Single series (2)	EBITDA/Debt servicing Net debt/EBITDA	1.3 or more 3.0 or less	-	Annual Annual
9th Debenture Issue CEMIG GT 1st and 2nd Series (3)	Net debt / Adjusted Ebitda	The following or less: 3.5	3.0 from Dec. 31st, 2022 to Jun. 30th, 2026 and, 3.5 from Dec. 31st, 2026 onwards	Semi-annual and annual
9th Debentures Issue Cemig D	Net debt/EBITDA	The following or less: 3.5 on/after Jun. 30, 2023	The following or less: 3.5 on/after Jun. 30, 2023	Semi-annual and annual
10th Debentures Issue Cemig D	Net debt/EBITDA	The following or less: 3.5 from Jun. 30st, 2024 to Jun. 30th, 2029 4.0 from Jun. 30st, 2029 onwards	The following or less: 3.0 bye Jun. 30th, 2026 3.5 from Jul. 1st, 2026 to Jun. 30th, 2029 4.0 from Jun. 30st, 2029 onwards	Semi-annual and annual

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(1)	Adjusted Ebtida corresponds to earnings before interest, income taxes and social contribution on net income, depreciation and amortization, from which non-operating income, any credits and non-cash gains that increase net income are subtracted, to the extent that they are non-recurring, and any cash payments made on a consolidated basis during such period in respect of non-cash charges that were added back in the determination of Ebtida in any prior period, and increased by non-cash expenses and non-cash charges, to the extent that they are non-recurring.
(2)	Non-compliance with financial covenants implies non-automatic early maturity. If early maturity is declared by the debenture holders, Gasmig must make the payment upon receipt of the notification.
(3)	Non-compliance with financial covenants implies early maturity resulting in the immediate enforceability of payment by CEMIG GT of the Unit Nominal Value or Updated Unit Nominal Value of the Debentures, as the case may be, plus remuneration, in addition to the other charges due, regardless of judicial or extrajudicial notice, notification or interpellation.

Management monitors these indexes continuously.

The information on the derivative financial instruments (swaps) contracted to hedge the debt servicing of the Eurobonds (principal, in foreign currency, plus interest), and the Company’s exposure to interest rate risks, are disclosed in Note 28.

20.   REGULATORY CHARGES

	Consolidated
	Jun. 30, 2024	Dec. 31, 2023
Liabilities
Global Reversion Reserve (RGR)	28,144	28,156
Energy Development Account (CDE)	118,930	133,150
Regulator inspection fee - ANEEL	3,373	3,155
Energy Efficiency	199,967	187,177
Research and development (R&D)	150,206	149,932
Energy System Expansion Research	4,369	4,613
National Scientific and Technological Development Fund	8,743	9,241
Proinfa - Alternative Energy Program	9,908	9,488
Royalties for use of water resources	7,638	11,024
Emergency capacity charge	26,325	26,325
Customer charges - Tariff flags	16	16
CDE on R&D	2,779	2,914
CDE on EEP	4,085	7,785
Others	4,625	4,625
Total	569,108	577,601

Current liabilities	388,031	487,241
Non-current liabilities	181,077	90,360

(1)	The Energy Efficiency Program (PEE) aims to promote the efficient use of electricity in all sectors of the economy. To this end, concessionaires and permit holders of public electricity distribution services are obliged to invest an annual amount of their net revenue in research and development in the electricity sector.

a)	Research, development and innovation

Every year, electricity distribution, generation and transmission concessionaires and permit holders must allocate 1% of their regulatory net operating revenue to research, development and innovation projects in the electricity sector.

The movement of balances is as follows:

	Consolidated
	Dec. 31, 2023	Additions	Payments	Investments	Monetary updating	Jun. 30, 2024
FNDCT	9,241	28,001	(28,499)	-	-	8,743
MME	4,613	14,006	(14,250)	-	-	4,369
P&D (1)	149,932	21,664	-	(28,310)	6,920	150,206
Total	163,786	63,671	(42,749)	(28,310)	6,920	163,318

(1)	The changes in R&D are presented net of services in progress, which amounted to R$7,837 on June 30, 2024 (R$5,761 on December 31, 2023).

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

21.   POST-EMPLOYMENT OBLIGATIONS

Changes in net liabilities

Consolidated	Pension plans and retirement supplement plans - Forluz	Health plan	Dental plan	Total
Net liabilities on December 31, 2023	2,356,542	3,005,748	54,306	5,416,596
Expense recognized in Statement of income	106,977	134,435	2,425	243,837
Contributions paid	(165,555)	(90,646)	(1,770)	(257,971)
Net liabilities on June 30, 2024	2,297,964	3,049,537	54,961	5,402,462

			Jun. 30, 2024	Dec. 31, 2023
Current liabilities			229,109	328,621
Non-current liabilities			5,173,353	5,087,975

Parent company	Pension plans and retirement supplement plans - Forluz	Health plan	Dental plan	Total
Net liabilities at December 31, 2023	489,960	189,350	4,332	683,642
Expense recognized in Statement of income	22,220	8,430	194	30,844
Contributions paid	(8,145)	(4,190)	(97)	(12,432)
Net liabilities on June 30, 2024	504,035	193,590	4,429	702,054

			Jun. 30, 2024	Dec. 31, 2023
Current liabilities			20,340	26,204
Non-current liabilities			681,714	657,438

The amounts reported as ‘Expense recognized in the Statement of income’ refer to the costs of post-employment obligations, that include the past service cost arising from the cancellation of the post-retirement life insurance obligation, totaling R$240,676 in the period from January to June, 2024 (R$260,878 in the same period of 2023), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$3,161 in the period from January to June, 2024 (R$14,431 in the same period of 2023).

22. PROVISIONS

	Consolidated
	Dec. 31, 2023	Additions	Reversals	Settled	Jun. 30, 2024
Labor	431,919	94,143	(9,300)	(60,976)	455,786
Civil
Customer relations	44,747	101,708	(7)	(38,923)	107,525
Other civil actions	39,902	12,784	-	(11,588)	41,098
	84,649	114,492	(7)	(50,511)	148,623

Tax	1,618,375	37,233	(584,350)	(478)	1,070,780
Regulatory	51,883	4,928	-	(2,078)	54,733
Others	13,087	20,036	(4,221)	(7,321)	21,581
Total	2,199,913	270,832	(597,878)	(121,364)	1,751,503

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Parent company
	Dec. 31, 2023	Additions	Reversals	Settled	Jun. 30, 2024
Labor	28,561	18,816	(3,047)	(10,233)	34,097
Civil
Customer relations	2,671	2,319	-	(274)	4,716
Other civil actions	2,214	731	-	(533)	2,412
	4,885	3,050	-	(807)	7,128

Tax	243,085	9,960	-	(314)	252,731
Regulatory	10,217	902	-	(3)	11,116
Others	204	818	(29)	(89)	904
Total	286,952	33,546	(3,076)	(11,446)	305,976

Additionally, there are lawsuits whose expected loss is considered possible, since the Company's and its subsidiaries' legal advisors assessed them as having a possible chance of success, and no provision was recorded, as follows:

Possible losses
	Consolidated		Parent company
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Labor	1,161,766	1,363,150	261,514	156,373
Civil
Customer relations	616,183	345,977	11,585	7,874
Other civil actions	661,020	613,360	53,179	42,344
	1,277,203	959,337	64,764	50,218

Tax	3,339,905	2,473,747	649,517	598,753
Regulatory	3,256,957	3,145,037	1,550,809	1,573,473
Others	2,299,841	1,839,500	294,211	16,338
Total	11,335,672	9,780,771	2,820,815	2,395,155

The Company and its subsidiaries’ management, in view of the extended period and the Brazilian judiciary, tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of this interfim financial information in relation to the the timing of any cash outflows, or any possibility of reimbursements. It is expected that most of the provisioned amounts will be paid out in periods of more than 12 months.

The Company and its subsidiaries believe that any disbursements in excess of the amounts provisioned, when the respective claims are completed, will not significantly affect the Company and its subsidiaries’ result of operations or financial position.

The main provisions and contingent liabilities are disclosed in note 25 to the financial statements for the year ended December 31, 2023. For the period ended June 30, 2024, except as indicated below, there were no material changes in the progress of the proceedings or in the amounts provisioned.

Civil

Provision of electricity supply servisse

In May 2024 a class action (‘Civil Public Action” – Ação Civil Pública) was filed jointly by the State and Federal Public Attorneys, against the Company and Aneel, requiring, for the municipality of Uberlândia, adjustment of consumer electricity supply service to the standards established by the legal system; avoidance of blackouts and oscillations in supply; in-person presence in supervision of transmission and distribution of electricity; and compensation for collective pain and suffering (danos morais), in the amount of R$207,713 (on June 30, 2024). The chances of financial loss for Cemig in this action have been assessed as ‘possible’.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Relations with large consumers – Power purchasing agreement

In June 2024, the chances of financial loss were revised from ‘possible’ to ‘probable’ in an ordinary legal action against the Company calling for annulment of a purchase clause in a Free Market trading contract, with repayment of the amounts the plaintiff had paid. In addition, the application to reduce the amount of the penalty payment, and to remove the application of ‘spread’ in the calculation of the debt was granted in part. The amount of the obligation, recalculated after the decision, is R$52,647 on June 30, 2024.

Tax

Social Security contributions on profit sharing payments

In May 2024 the 4th Federal Court published a judgment in favor of the Company, on the merits, in an application to annul execution of a tax judgment relating to applicability of social security contributions to profit sharing payments. This decision determined cancellation of the tax claim and extinction of the tax execution. Due to the material scale of the amount involved in this case, the Company considered this event as legally sufficient indication for reassessing the chances of financial loss in the legal actions that have received favorable judgments at first instance from ‘probable’ to ‘possible’. This resulted in a reversal of provisions totaling R$584,350 on June 30, 2024. For the other cases related to social security contributions on profit shares, the assessments of the chance of financial loss were maintained as ‘probable’, and thus the related provisions were also maintained.

Real Estate Transmission Tax (ITBI)

The Company and its subsidiaries are parties in tax claims issued by the Municipality of Belo Horizonte for the collection of the ITBI tax on transfer of real estate properties from the holding company to its wholly-owned subsidiaries, at the moment of ‘unbundling’ of the industry. Although transfer of real estate as value to subscribe capital is exempt from tax, ITBI is being demanded on the difference between the accounting value and the ‘venal’ (officially registered) value of the real estate, based on the decision of the Federal Supreme Court, in Special Appeal (RE) No. 796,376 – Topic 796 of General Application of Precedent (Repercussão Geral). The amount of the contingency is approximately R$110,136 on June 30, 2024, and the chance of loss has been assessed as ‘possible’.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Others

Accounts receivable from the State of Minas Gerais

The Company has a balance receivable from the State of Minas Gerais, recognized in Non-current assets, on June 30, 2024, of R$13,366 (R$13,366 on December 31, 2023), relating to return of an administrative deposit made for a dispute on the criterion for inflation correction to be applied to an advance against future capital increase (‘AFAC’), made in prior years, which was the subject of a debt recognition agreement.

On June 30, 2021, the Company retained the remaining portion of dividends to be paid to State of Minas Gerais and awaits development of the issue with CPRAC (government agency).

Regarding the discussion on the merits of the criterion used in the past for AFAC’s monetary updating, if a solution is not successfully reached either through CPRAC or any legal proceedings on the merits, Management, based on assessment of legal advisors, has assessed the chances of loss as ‘possible’. The estimated amount of the contingency on June 30, 2024 was R$277,723.

23. EQUITY AND REMUNERATION TO SHAREHOLDERS

a)	Share capital

On June 30, 2024 the Company’s issued and share capital is R$14,308,909 (R$11,006,853 on December 31, 2023) represented by 956,601,911 common shares and 1,905,179,984 preferred shares (735,847,624 common shares and 1,465,523,064 preferred shares on December 31, 2023), both of them with nominal value of R$5.00.

Share capital increase

Considering that, on December 31, 2023, the share capital was R$11,006,853 and the balance of profit reserves, excluding tax incentive reserves and unrealized profit reserves, reached the amount of R$11,993,265, exceeding the share capital by R$986,412, the Annual General Meeting (“AGM”) approved on April 29, 2024 the proposal to increase the share capital, in accordance with article 199 of the Brazilian Corporate Law of 1976 (Law 6,404/76).

A share capital increase was proposed and approved through the capitalization of the balance of R$1,856,628 from the capital reserve and R$1,445,428 from the profit retention reserve, by means of a share bonus, with a total issue of 660,411,207 new shares, at a nominal value of R$5.00 (in accordance with the Bylaws), of which 220,754,287 are common shares and 439,656,920 are preferred shares. The share capital increased from R$11,006,853 to R$14,308,909.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Earnings per share

Due to the capital increase of April 29, 2024, with issuance of new shares, realized by capitalization of reserves, the basic and diluted earnings per share are presented, retrospectively, considering the new number of shares of the Company.

The number of shares included in the calculation of basic and diluted earnings, is described in the table below:

	Number of shares
	Jun. 30, 2024	Jun. 30, 2023 (restated)
Common shares already paid up	956,601,911	956,601,911
Shares in treasury	(16,089)	(16,089)
Total common shares	956,585,822	956,585,822

Preferred shares already paid up	1,905,179,984	1,905,179,984
Shares in treasury	(1,245,962)	(1,245,962)
Total preferred shares	1,903,934,022	1,903,934,022
Total	2,860,519,844	2,860,519,844

Basic and diluted earnings per share

The calculation of basic and diluted earnings per share is as follows:

	Jan to Jun/2024	Jan to Jun/2023 (restated)	Apr to Jun/2024	Apr to Jun/2023 (restated)
Net income for the period (A)	2,840,381	2,642,221	1,687,993	1,244,683
Total shares (B)	2,860,519,844	2,860,519,844	2,860,519,844	2,860,519,844
Basic and diluted earnings per share (A/B) (R$)	0.99	0.92	0.59	0.44

c)	Remuneration to shareholders – Interest on equity

The Company’s Executive Board decided to declare Interest on Equity as follows:

Declaration date	Entitled shareholders (1)	Amount	Income tax withheld
March 21, 2024	March 26, 2024	386,337	(36,206)
June 18, 2024	June 21, 2024	429,709	(40,695)
		816,046	(76,901)

(1)	Shareholders who have their names entered in the Register of Registered Shares on the dates indicated are entitled.

The amount of income tax withheld at source, due to tax legislation, is not taken into account when attributing JCPs to the mandatory dividend and is calculated at the rate of 15%, in cases where this tax is levied, under the terms of the legislation in force.

d)	Equity valuation adjustments

Equity valuation adjustments	Consolidated
	Jun. 30, 2024	Dec. 31, 2023
Adjustments to actuarial liabilities - Employee benefits (i)	(236,558)	(236,558)
Subsidiaries, jointly controlled entities and affiliated company
Adjustments to actuarial liabilities - Employee benefits	(1,834,512)	(1,834,512)
Deemed cost of PP&E	408,951	421,270
Translation adjustments	362	362
Others	629	1,363
	(1,424,570)	(1,411,517)
Equity valuation adjustments	(1,661,128)	(1,648,075)

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The adjustments to post-employment benefit obligations comprise gains or losses resulting from re-measurements of the net defined-benefit obligation, in accordance with the actuarial report, net of tax effects.

24. NET REVENUE

	Consolidated		Parent company
	Jan to Jun, 2024	Jan to Jun, 2023	Jan to Jun, 2024	Jan to Jun, 2023
Revenue from supply of energy (a) (1)	16,163,221	14,623,983	2,239,856	1,739,069
Revenue from use of the electricity distribution systems (TUSD)	2,420,853	2,098,765	-	-
CVA and Other financial components (2)	19,119	(143,809)	-	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers - realization (3)	512,852	1,257,507	-	-
Transmission revenue (b)
Transmission operation and maintenance revenue	146,278	183,504	-	-
Transmission construction revenue	168,285	109,205	-	-
Interest revenue arising from the financing component in the transmission contract asset (Note 12)	285,822	284,739	-	-
Generation indemnity revenue (note 11.1)	42,030	45,945	-	-
Distribution construction revenue	2,047,640	1,592,270	-	-
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession	53,209	77,575	-	-
Revenue on financial updating of the Concession Grant Fee (note 11.2)	235,636	229,603	-	-
Transactions in energy on the CCEE	55,137	43,365	25,093	11,722
Mechanism for the sale of surplus	-	(3,766)	-	-
Supply of gas	1,892,072	2,197,133	-	-
Fine for violation of service continuity indicator	(83,011)	(71,379)	-	-
Other revenues (c)	1,398,810	1,091,090	9,968	28,585
Deductions on revenue (d)	(6,864,095)	(6,149,276)	(322,133)	(242,862)
Net operating revenue	18,493,858	17,466,454	1,952,784	1,536,514

(1)	The higher figure for supply of electricity by the parente company mainly reflects continuing transfer of the Power Trading activity from Cemig GT to the Cemig.
(2)	This income derives from the total additions and amortizations shown in note 11.4.
(3)	More information in note 18.

	Consolidated		Parent company
	Apr to Jun, 2024	Apr to Jun, 2023	Apr to Jun, 2024	Apr to Jun, 2023
Revenue from supply of energy (a)	8,144,077	7,528,639	1,088,351	922,312
Revenue from use of the electricity distribution systems (TUSD)	1,251,554	1,118,367	-
CVA and Other financial components	(56,556)	(164,649)	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers - realization	190,186	561,518	-
Transmission revenue
Transmission operation and maintenance revenue	79,716	95,764	-
Transmission construction revenue	104,891	69,802	-
Interest revenue arising from the financing component in the transmission contract asset	134,430	107,485	-
Generation indemnity revenue	20,596	23,469	-
Distribution construction revenue	1,154,213	915,822	-
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession	22,258	46,731	-
Revenue on financial updating of the Concession Grant Fee	107,011	94,837	-
Transactions in energy on the CCEE	14,380	14,002	12,052	4,924
Supply of gas	972,424	1,073,563	-
Fine for violation of service continuity indicator	(37,084)	(32,910)	-
Other revenues (c)	761,856	599,075	1,645	3,679
Deductions on revenue (d)	(3,427,961)	(3,231,998)	(159,460)	(123,593)
Net operating revenue	9,435,991	8,819,517	942,588	807,322

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a)	Revenue from energy supply

	Consolidated				Parent Company
	MWh (2) (3)		R$		MWh (2) (3)		R$
	Jan to Jun, 2024	Jan to Jun, 2023	Jan to Jun, 2024	Jan to Jun, 2023	Jan to Jun, 2024	Jan to Jun, 2023	Jan to Jun, 2024	Jan to Jun, 2023
Residential (1)	6,400,845	5,929,031	6,193,215	4,926,448	-	-	-	-
Industrial	8,498,364	8,903,146	2,625,270	2,915,087	4,016,273	2,621,294	935,557	674,584
Commercial, services and others	4,995,307	4,767,564	3,284,181	3,100,401	947,851	586,748	196,835	150,167
Rural	1,403,481	1,331,633	1,132,914	931,508	31,234	10,570	6,376	2,938
Public authorities	514,585	463,203	455,781	351,417	-	-	-	-
Public lighting	491,998	537,353	262,915	243,342	-	-	-	-
Public services	412,431	524,511	359,976	332,227	-	-	-	-
Subtotal	22,717,011	22,456,441	14,314,252	12,800,430	4,995,358	3,218,612	1,138,768	827,689
Own consumption	15,898	14,915	-	-	-	-	-	-
Unbilled revenue	-	-	(86,912)	(34,086)	-	-	6,671	84,876
	22,732,909	22,471,356	14,227,340	12,766,344	4,995,358	3,218,612	1,145,439	912,565
Wholesale supply to other concession holders (4)	8,228,300	8,175,720	2,017,349	1,934,072	4,238,995	3,183,066	1,128,051	869,156
Wholesale supply unbilled, net	-	-	(81,468)	(76,433)	-	-	(33,634)	(42,652)
Total	30,961,209	30,647,076	16,163,221	14,623,983	9,234,353	6,401,678	2,239,856	1,739,069

	Consolidated				Parent Company
	MWh (2) (3)		R$		MWh (2) (3)		R$
	Apr to Jun, 2024	Apr to Jun, 2023	Apr to Jun, 2024	Apr to Jun, 2023	Apr to Jun, 2024	Apr to Jun, 2023	Apr to Jun, 2024	Apr to Jun, 2023
Residential (1)	3,150,675	2,944,206	3,066,719	2,531,656	-	-	-	-
Industrial	4,368,250	4,595,472	1,326,674	1,475,346	2,090,040	1,531,475	480,878	390,570
Commercial, services and others	2,447,423	2,424,104	1,609,719	1,597,321	492,665	313,433	101,524	79,890
Rural	779,848	805,325	599,558	538,750	15,076	5,032	2,944	1,406
Public authorities	261,327	239,549	232,496	186,873	-	-	-	-
Public lighting	243,995	267,837	131,933	126,351	-	-	-	-
Public services	192,990	252,158	174,633	167,976	-	-	-	-
Subtotal	11,444,508	11,528,651	7,141,732	6,624,273	2,597,781	1,849,940	585,346	471,866
Own consumption	7,710	7,370	-	-	-	-	-	-
Unbilled revenue	-	-	68,410	(47,525)	-	-	(10,624)	36,474
	11,452,218	11,536,021	7,210,142	6,576,748	2,597,781	1,849,940	574,722	508,340
Wholesale supply to other concession holders (4)	3,952,637	4,136,944	966,330	969,884	2,116,554	1,553,365	540,349	419,484
Wholesale supply unbilled, net	-	-	(32,395)	(17,993)	-	-	(26,720)	(5,512)
Total	15,404,855	15,672,965	8,144,077	7,528,639	4,714,335	3,403,305	1,088,351	922,312

(1)	The increase in energy supply to residential customers is mainly due to four factors: (i) increase in the number of consumers; (ii) increase in average monthly consumption per consumer; (iii) higher temperatures, and (iv) improvement in the economic scenario.
(2)	Data not audited by external auditors.
(3)	The volume reported does not include the distributed generation market, which corresponded to 2,477,088 MWh from January to June, 2024 (1,727,774 MWh in the same period of 2023) and 1,235,046 MWh in the second quarter of 2024 (910,491 MWh in the second quarter of 2023).
(4)	Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Transmission concession revenue

The margin defined for each performance obligation from the transmission concession contract is as follows:

Consolidated	Jan to Jun/2024			Jan to Jun/2023
	Construction and upgrades	Operation and maintenance (1)	Total	Construction and upgrades	Operation and maintenance (1)	Total
Permitted Annual Revenue (Receita Anual Permitida – RAP)	168,285	146,278	314,563	109,205	183,504	292,709
Transmission infrastructure construction cost	(100,274)	(135,867)	(236,141)	(75,251)	(141,428)	(216,679)
Margin	68,011	10,411	78,422	33,954	42,076	76,030
Mark-up (%)	67.83%	7.66%	33.21%	45.12%	29.75%	35.09%

Consolidated	Apr to Jun/2024			Jan to Jun/2023
	Construction and upgrades	Operation and maintenance (1)	Total	Construction and upgrades	Operation and maintenance (1)	Total
Permitted Annual Revenue (Receita Anual Permitida – RAP)	104,891	79,716	184,607	69,802	95,764	165,566
Transmission infrastructure construction cost	(72,720)	(62,211)	(134,931)	(48,418)	(71,749)	(120,167)
Margin	32,171	17,505	49,676	21,384	24,015	45,399
Mark-up (%)	44.24%	28.14%	36.82%	44.17%	33.47%	37.78%

1)	Transmission operation and maintenance revenue from intercompany operations is eliminated from consolidated revenue.

c)	Other revenues

	Consolidated
	Jan to Jun/2024	Jan to Jun/2023
Charged service	8,961	10,120
Services rendered	45,197	39,115
Low-income subsidy	218,617	187,323
SCEE subsidy (1)	44,698	32,163
Tariff flags subsidy	37,871	36,874
CDE subsidy to pay for tariff discounts	589,751	471,509
Other subsidies (2)	140,994	71,385
Rental and leasing	259,576	194,226
Contractual indemnities	-	6,152
Other	53,145	42,223
Total	1,398,810	1,091,090

	Consolidated
	Apr to Jun/2024	Apr to Jun/2023
Charged service	4,335	5,003
Services rendered	20,465	18,761
Low-income subsidy	109,635	100,102
SCEE subsidy (1)	(3,546)	32,163
Tariff flags subsidy	19,595	19,351
CDE subsidy to pay for tariff discounts	333,621	245,942
Other subsidies (2)	119,187	61,706
Rental and leasing	139,342	96,141
Contractual indemnities	-	6,152
Other	19,222	13,754
Total	761,856	599,075

(1)	Revenue under the Electricity Offsetting System (Sistema de Compensação de Energia Elétrica – SCEE), governing offsetting for distributed generation.
(2)	This is revenue arising from subsidies applying to tariffs paid by users of distribution service, it includes tariff subsidies applying to tariffs paid by or relating to the Program to Encourage Voluntary Reduction of Electricity Consumption.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	Deductions on revenue

	Consolidated		Parent Company
	Jan to Jun, 2024	Jan to Jun, 2023	Jan to Jun, 2024	Jan to Jun, 2023
Taxes on revenue
ICMS (1)	2,765,535	2,242,895	123,352	96,439
Cofins	1,518,795	1,456,681	163,323	120,302
PIS/Pasep	329,722	316,253	35,458	26,121
Others	2,967	3,144	-	-
	4,617,019	4,018,973	322,133	242,862
Charges to the customer
Global Reversion Reserve (RGR)	4,535	6,448	-	-
Energy Efficiency Program (PEE)	38,565	17,514	-	-
Energy Development Account (CDE)	2,044,608	1,939,060	-	-
Research and Development (R&D)	19,605	24,353	-	-
National Scientific and Technological Development Fund (FNDCT)	28,001	34,737	-	-
Energy System Expansion Research (EPE of MME)	14,005	17,369	-	-
Customer charges - Proinfa alternative sources program	29,192	32,871	-	-
Energy services inspection fee	19,406	17,719	-	-
Royalties for use of water resources	28,579	24,317	-	-
CDE on R&D	8,402	10,384	-	-
CDE on PEE	12,178	5,531	-	-
	2,247,076	2,130,303	-	-
Total	6,864,095	6,149,276	322,133	242,862

	Consolidated		Parent Company
	Apr to Jun, 2024	Apr to Jun, 2023	Apr to Jun, 2024	Apr to Jun, 2023
Taxes on revenue
ICMS (1)	1,390,110	1,290,057	63,529	51,495
Cofins	763,497	701,263	78,819	59,235
PIS/Pasep	165,745	156,146	17,112	12,863
Others	1,495	1,767	-	-
	2,320,847	2,149,233	159,460	123,593
Charges to the customer
Global Reversion Reserve (RGR)	1,693	3,124	-	-
Energy Efficiency Program (PEE)	19,512	8,706	-	-
Energy Development Account (CDE)	1,008,076	988,642	-	-
Research and Development (R&D)	9,776	11,740	-	-
National Scientific and Technological Development Fund (FNDCT)	13,959	16,771	-	-
Energy System Expansion Research (EPE of MME)	6,984	8,386	-	-
Customer charges - Proinfa alternative sources program	14,924	16,963	-	-
Energy services inspection fee	9,902	8,958	-	-
Royalties for use of water resources	11,950	11,693	-	-
CDE on R&D	4,177	5,032	-	-
CDE on PEE	6,161	2,750	-	-
	1,107,114	1,082,765	-	-
Total	3,427,961	3,231,998	159,460	123,593

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

25. COSTS AND EXPENSES

The costs and expenses of the Company and its subsidiaries are as follows:

a) Cost of energy and gas

	Consolidated		Parent company
	Jan to Jun, 2024	Jan to Jun, 2023	Jan to Jun, 2024	Jan to Jun, 2023
Energy purchased for resale
Supply from Itaipu Binacional	572,982	572,886	-	-
Physical guarantee quota contracts	434,806	454,940	-	-
Quotas for Angra I and II nuclear plants	188,792	179,835	-	-
Spot market	196,642	251,339	-	15,182
Proinfa Program	229,194	255,789	-	-
‘Bilateral’ contracts	250,248	252,724	-	-
Energy acquired in Regulated Market auctions	2,036,670	1,918,018	-	-
Energy acquired in the Free Market (1)	2,509,519	2,491,099	1,728,568	1,041,825
Distributed generation (‘Geração distribuída’)	1,361,738	1,110,401	-	-
PIS/Pasep and Cofins credits	(576,732)	(574,571)	(159,893)	(97,773)
	7,203,859	6,912,460	1,568,675	959,234
Basic Network Usage Charges
Transmission charges - Basic Grid	1,816,815	1,537,759	63	-
Distribution charges	32,884	28,422	-	-
PIS/Pasep and Cofins credits	(189,341)	(161,150)	(6)	-
	1,660,358	1,405,031	57	-

Gas purchased for resale	1,019,005	1,187,245	-	-

Total costs of energy and gas	9,883,222	9,504,736	1,568,732	959,234

	Consolidated		Parent company
	Apr to Jun, 2024	Apr to Jun, 2023	Apr to Jun, 2024	Apr to Jun, 2023
Energy purchased for resale
Supply from Itaipu Binacional	304,286	310,711	-	-
Physical guarantee quota contracts	214,415	228,692	-	-
Quotas for Angra I and II nuclear plants	94,393	89,918	-	-
Spot market	132,881	141,020	(9,084)	7,694
Proinfa Program	116,081	127,895	-	-
‘Bilateral’ contracts	122,958	127,295	-	-
Energy acquired in Regulated Market auctions	1,035,152	980,749	-	-
Energy acquired in the Free Market (1)	1,269,988	1,265,440	861,401	541,316
Distributed generation (‘Geração distribuída’)	697,974	491,669	-	-
PIS/Pasep and Cofins credits	(294,901)	(294,996)	(78,840)	(50,783)
	3,693,227	3,468,393	773,477	498,227
Basic Network Usage Charges
Transmission charges - Basic Grid	892,868	771,005	-	-
Distribution charges	17,849	14,644	-	-
PIS/Pasep and Cofins credits	(93,581)	(80,799)	-	-
	817,136	704,850	-	-

Gas purchased for resale	508,828	572,442	-	-

Total costs of energy and gas	5,019,191	4,745,685	773,477	498,227

(1)	The energy acquired in the free environment by the Parent Company derives from the contracts transferred by Cemig GT, as a result of the process of partial segregation of the Company's energy trading business.

b)	Infrastructure and construction cost

	Consolidated
	Jan to Jun, 2024	Jan to Jun, 2023
Personnel and managers	88,333	67,514
Materials	971,506	884,950
Outsourced services	875,840	588,890
Acquisition of easements	57,445	-
Others	154,790	126,167
Total	2,147,914	1,667,521

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated
	Apr to Jun, 2024	Apr to Jun, 2023
Personnel and managers	44,340	41,691
Materials	547,626	498,454
Outsourced services	499,189	338,388
Acquisition of easements	36,643	-
Others	99,135	85,707
Total	1,226,933	964,240

There was an increase in the number and volume of works being undertaken, mainly in distribution networks, under the Distribution Development Plan (PDD), and consequently higher Construction costs in Cemig D than in the previous year.

c) Other costs and expenses

Consolidated									Total Jan to Jun, 2024	Total Jan to Jun, 2023
	Operating costs		ECL		General and administrative expenses		Other expenses
	Jan to Jun, 2024	Jan to Jun, 2023	Jan to Jun, 2024	Jan to Jun, 2023	Jan to Jun, 2024	Jan to Jun, 2023	Jan to Jun, 2024	Jan to Jun, 2023
Personnel	549,537	498,757	-	-	191,305	157,673	-	-	740,842	656,430
Employees’ and managers’ income sharing	-	-	-	-	-	4,236	82,419	70,536	82,419	74,772
Post-employment benefits - note 21	-	-	-	-	-	-	240,676	260,879	240,676	260,879
Materials	54,868	47,389	-	-	7,693	12,670	-	-	62,561	60,059
Outsourced services (C.1)	903,071	813,439	-	-	123,542	110,916	-	-	1,026,613	924,355
Depreciation and amortization	655,677	598,578	-	-	10,644	7,351	-	-	666,321	605,929
Provisions	(357,518)	155,421	-	-	-	-	67,511	90,618	(290,007)	246,039
Impairment (1)	-	-	-	-	-	-	27,396	45,791	27,396	45,791
Expected credit losses (2)	-	-	153,153	29,192	-	-	-	-	153,153	29,192
Gain on sale of fixed assets	-	-	-	-	-	-	(42,989)	-	(42,989)	-
Gains on sale of investment	-	-	-	-	-	-	-	(30,487)	-	(30,487)
Other costs and expenses, net (C.2)	127,940	76,411	-	-	42,262	34,997	39,251	97,176	209,453	208,584
Total	1,933,575	2,189,995	153,153	29,192	375,446	327,843	414,264	534,513	2,876,438	3,081,543

Parent Company									Total Jan to Jun, 2024	Total Jan to Jun, 2023
	Operating costs		ECL		General and administrative expenses		Other expenses
	Jan to Jun, 2024	Jan to Jun, 2023	Jan to Jun, 2024	Jan to Jun, 2023	Jan to Jun, 2024	Jan to Jun, 2023	Jan to Jun, 2024	Jan to Jun, 2023
Personnel	11,940	-	-	-	12,801	9,432	-	-	24,741	9,432
Employees’ and managers’ income sharing	-	-	-	-	-	4,236	8,350	1,669	8,350	5,905
Post-employment benefits	-	-	-	-	-	-	30,688	36,063	30,688	36,063
Materials	-	-	-	-	65	13	-	-	65	13
Outsourced services (C.1)	-	-	-	-	8,019	7,477	-	-	8,019	7,477
Depreciation and amortization	-	-	-	-	71	321	-	-	71	321
Provisions	-	-	-	-	-	-	30,471	22,842	30,471	22,842
Impairment	-	-	-	-	-	-	34	-	34	-
Expected credit losses	-	-	9,309	134	-	-	-	-	9,309	134
Other costs and expenses, net (C.2)	-	-	-	-	-	1,040	7,972	563	7,972	1,603
Total	11,940	-	9,309	134	20,956	22,519	77,515	61,137	119,720	83,790

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated									Total Apr to Jun, 2024	Total Apr to Jun, 2023
	Operating costs		ECL		General and administrative expenses		Other operating expenses, net
	Apr to Jun, 2024	Apr to Jun, 2023	Apr to Jun, 2024	Apr to Jun, 2023	Apr to Jun, 2024	Apr to Jun, 2023	Apr to Jun, 2024	Apr to Jun, 2023
Personnel	307,042	239,402	-	-	109,742	81,831	-	-	416,784	321,233
Employees’ and managers’ income sharing	-	-	-	-	-	4,236	43,187	32,409	43,187	36,645
Post-employment benefits	-	-	-	-	-	-	98,391	157,841	98,391	157,841
Materials	29,239	22,951	-	-	4,352	7,875	-	-	33,591	30,826
Outsourced services (C.1)	441,855	402,450	-	-	65,851	54,459	-	-	507,706	456,909
Depreciation and amortization	332,210	299,320	-	-	5,569	3,943	-	-	337,779	303,263
Provisions	(476,347)	86,476	-	-	-	-	46,755	46,027	(429,592)	132,503
Impairment	-	-	-	-	-	-	4,438	(335)	4,438	(335)
Expected credit losses (2)	-	-	77,300	21,266	-	-	-	-	77,300	21,266
Other costs and expenses (C.2)	52,181	39,620	-	-	20,186	16,828	33,823	86,603	106,190	143,051
Total	686,180	1,090,219	77,300	21,266	205,700	169,172	226,594	322,545	1,195,774	1,603,202

Parent Company									Total Apr to Jun, 2024	Total Apr to Jun, 2023
	Operating costs		ECL		General and administrative expenses		Other expenses
	Apr to Jun, 2024	Apr to Jun, 2023	Apr to Jun, 2024	Apr to Jun, 2023	Apr to Jun, 2024	Apr to Jun, 2023	Apr to Jun, 2024	Apr to Jun, 2023
Personnel	5,990	-	-	-	1,179	2,772	-	-	7,169	2,772
Employees’ and managers’ income sharing	-	-	-	-	-	4,236	3,264	(2,332)	3,264	1,904
Post-employment benefits	-	-	-	-	-	-	13,949	19,058	13,949	19,058
Materials	-	-	-	-	20	7	-	-	20	7
Outsourced services (C.1)	-	-	-	-	4,199	3,239	-	-	4,199	3,239
Depreciation and amortization	-	-	-	-	39	153	-	-	39	153
Provisions	-	-	-	-	-	-	22,162	13,677	22,162	13,677
Impairment	-	-	-	-	-	-	(48)	-	(48)	-
Expected credit losses	-	-	3,315	134	-	-	-	-	3,315	134
Other costs and expenses, net (C.2)	-	-	-	-	-	-	9,568	2,567	9,568	2,567
Total	5,990	-	3,315	134	5,437	10,407	48,895	32,970	63,637	43,511

(1)	This amount is composed of:
i.	R$22,189 referring to the impairment of plants that were transferred to non-current assets held for sale. More details of this operation can be found in note 30.
ii.	R$5,207 referring to outstanding debts.
(2)	This arises from the alteration, in August 2022, of the time limit for full recognition of unpaid receivables, from 12 to 24 months, to give a more precise reflection of the actual losses expected on overdue client bills. This change had effects over 12 months, including the first half of 2023.

C.1) Outsourced services

	Consolidated		Parent company
	Jan to Jun/2024	Jan to Jun /2023	Jan to Jun /2024	Jan to Jun /2023
Meter reading and bill delivery	80,564	79,520	-	-
Communication	89,488	85,539	70	93
Maintenance and conservation of electrical facilities and equipment	399,359	342,527	11	11
Building conservation and cleaning	45,829	40,683	194	177
Security services	10,633	9,798	-	-
Consultancy	6,023	11,730	1,361	2,496
Information technology	94,812	86,508	1,227	1,090
Disconnection and reconnection	32,584	38,541	-	-
Legal services and procedural costs	16,664	13,854	1,000	1,517
Environment services	36,888	24,701	-	-
Cleaning of power line pathways	70,010	51,615	-	-
Copying and legal publications	8,823	7,753	-	-
Inspeção de unidades consumidoras	21,674	27,369	-	-
Other expenses	113,262	104,217	4,156	2,093
Total	1,026,613	924,355	8,019	7,477

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Parent company
	Apr to Jun/2024	Apr to Jun/2023	Apr to Jun/2024	Apr to Jun/2023
Meter reading and bill delivery	40,373	40,526	-	-
Communication	44,345	41,240	34	52
Maintenance and conservation of electrical facilities and equipment	189,004	166,280	6	7
Building conservation and cleaning	22,288	18,934	96	77
Security services	5,390	4,693	-	-
Consultancy	3,254	6,596	563	687
Information technology	36,105	34,976	533	380
Disconnection and reconnection	15,422	19,737	-	-
Legal services and procedural costs	10,947	8,563	801	968
Environment services	20,718	12,684	-	-
Cleaning of power line pathways	38,292	27,852	-	-
Copying and legal publications	4,266	4,249	-	-
Inspeção de unidades consumidoras	12,666	12,255	-	-
Other expenses	64,636	58,324	2,166	1,068
Total	507,706	456,909	4,199	3,239

C.2) Other costs and expenses, net

	Consolidated		Parent company
	Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
Leasing and rentals	2,121	3,573	4	-
Advertising	7,871	3,166	2,157	25
Own consumption	14,142	9,828	-	-
Subsidies and donations	16,068	5,776	914	-
Paid concessions	2,109	2,142	-	-
Insurance	3,573	11,720	78	1,399
CCEE annual charge	4,418	3,795	1,143	478
Forluz – Administrative running cost	20,055	19,441	961	967
Collecting agents	29,309	37,746	-	-
Net loss (gain) on deactivation and disposal of assets	73,024	60,050	-	-
Obligations deriving from investment contracts	1,858	1,917	-	-
Taxes (IPTU, IPVA and others)	6,637	7,392	259	232
Other (reversals)	28,268	42,038	2,456	(1,498)
Total	209,453	208,584	7,972	1,603

	Consolidated		Parent company
	Apr to Jun/2024	Apr to Jun/2023	Apr to Jun/2024	Apr to Jun/2023
Leasing and rentals	1,784	169	4	-
Advertising	5,938	2,325	1,873	-
Own consumption	7,338	5,901	-	-
Subsidies and donations	8,150	(418)	-	-
Paid concessions	1,045	1,081	-	-
Insurance	(1,237)	5,940	(719)	701
CCEE annual charge	2,274	1,990	651	267
Forluz – Administrative running cost	9,967	10,084	476	501
Collecting agents	14,580	19,612	-	-
Net loss (gain) on deactivation and disposal of assets	30,340	32,575	-	-
Obligations deriving from investment contracts	398	1,212	-	-
Taxes (IPTU, IPVA and others)	1,820	2,517	97	70
Other (reversals)	23,793	60,063	7,186	1,028
Total	106,190	143,051	9,568	2,567

Programmed Voluntary Severance Plan (PDVP)

In May 2024, the Company approved its 2024 PDVP, offering employees acceptance of the plan from May 27 to June 21, 2024. This period was subsequently reopened from June 26 to June 28, 2024, and the final result was acceptance by 357 employees. The program provided for the payment of the same legal severance payments as would apply to a ‘dismissal without just cause’, plus an additional premium, as indemnity.

Spending on the program totaled R$78,148, recognized in Personnel costs and Personnel expenses.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

26. FINANCE INCOME AND EXPENSES

	Consolidated		Parent company
	Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
FINANCE INCOME
Income from financial investments	181,811	203,977	43,332	19,392
Interest on sale of energy	149,088	148,531	2,802	1,905
Foreign exchange variations - Itaipu Binacional	-	13,111	-	-
Foreign exchange variations – Loans	-	301,310	-	-
Interest	46,902	57,527	13,051	151
Interest - CVA	-	92,078	-	-
Gain with financial instruments – Swap	112,050	-	-	-
Interests of escrow deposits	33,317	37,776	5,251	8,826
PIS/Pasep and Cofins charged on finance income (1)	(90,059)	(91,863)	(68,299)	(62,894)
Prepayments rents	2,456	1,512	-	-
Borrowing costs paid by related parties	-	-	10,925	15,194
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	391,495	8,769	18,232	19,748
IRPJ credit update on Workers' Food Program (note 9)	50,191	-	-	-
Other financial income	49,757	52,408	1,667	1,363
	927,008	825,136	26,961	3,685
FINANCE EXPENSES
Interest on loans and debentures (Note 19)	(459,398)	(475,719)	-	-
Amortization of transaction cost	(8,392)	(6,198)	-	-
Foreign exchange variations – Loans	(273,485)	-	-	-
Foreign exchange variations - Itaipu Binacional	(10,906)	-	-	-
Interest – Loans and debentures	(107,802)	(93,543)	-	-
Interest - CVA	(928)	-	-	-
Charges and monetary updating on post-employment obligations	(3,161)	(14,431)	(156)	(710)
Losses with financial instruments – Swap	-	(162,735)	-	-
Interest on leases	(14,983)	(17,448)	(111)	(140)
Financial expenses R&D and PEE	(14,138)	(20,151)	-	-
Estimated update of distributed generation credits, net (3)	(37,970)	-	-	-
Other financial expenses	(58,712)	(101,015)	(39)	(1,648)
	(989,875)	(891,240)	(306)	(2,498)
NET FINANCE INCOME (EXPENSES)	(62,867)	(66,104)	26,655	1,187

	Consolidated		Parent company
	Apr to Jun/2024	Apr to Jun/2023	Apr to Jun/2024	Apr to Jun/2023
FINANCE INCOME
Income from financial investments	117,043	105,994	32,393	9,242
Interest on sale of energy	73,661	80,027	1,194	1,461
Foreign exchange variations - Itaipu Binacional	-	11,222	-	-
Foreign exchange variations – Loans	-	197,496	-	-
Interest	8,101	48,074	42	61
Interest - CVA	-	65,468	-	-
Gains on financial instruments - Swap	70,018	-	-	-
Interests of escrow deposits	15,307	22,382	2,148	5,202
PIS/Pasep and Cofins charged on finance income (1)	(48,924)	(48,675)	(36,334)	(32,190)
Prepayments rents	1,278	483	-	-
Borrowing costs paid by related parties	-	-	-	8,852
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	406,414	-	13,348	13,939
IRPJ credit update on Workers' Food Program (note 9)	50,191	-	-	-
Other financial income	32,385	29,660	1,094	667
	725,474	512,131	13,885	7,234
FINANCE EXPENSES
Interest on loans and debentures (note 19)	(240,729)	(233,372)	-	-
Amortization of transaction cost	(4,603)	(2,656)	-	-
Foreign Exchange variations – Loans	(214,451)	-	-	-
Foreign Exchange variations – Itaipu Binacional	(8,561)	-	-
Interest - Loans and debentures	(52,877)	(21,593)	-	-
Interest - CVA	(2,720)	-	-
Charges and monetary updating on post-employment obligations	(717)	(6,177)	(36)	(304)
Losses with financial instruments - Swap	-	(150,010)	-	-
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	-	(16,779)	-	-
Interest on leases	(6,102)	(8,945)	(41)	(70)
Financial expenses R&D and PEE	(6,888)	(9,892)	-	-
Estimated update of distributed generation credits, net (3)	(37,970)	-	-	-
Other financial expenses	(31,737)	(22,897)	(19)	(1,556)
	(607,355)	(472,321)	(96)	(1,930)
NET FINANCE INCOME (EXPENSES)	118,119	39,810	13,789	5,304

(1)	PIS/Pasep and Cofins expenses are levied on financial income and interest on own capital.
(2)	The interet of the tax credits related to PIS/Pasep and Cofins, arising from the exclusion of ICMS from its calculation basis, and the liability to be refunded to consumers is presented by net value. With the offsetting of the credits, the liability to be refunded to consumers exceeded the value of the credits to be received, generating a net financial expense in the comparative periods. With the liability adjustment in May 2024 of R$410,626, the Company now has net financial income. For more information, see note 18.

(3)	Estimated updating of Distributed Generation credits to be paid back to consumers, due to the effect of the tariff adjustment, net of the portion corresponding to the estimated ‘neutrality financial revenue’ on distributed generation credits – totaling R$39,049 (Note 11.3).

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

27. RELATED PARTY TRANSACTIONS

The relationships between Cemig and its investees are described in the investment note (No. 13). The main consolidated balances and transactions, as well as the main conditions relating to the Company's business with related parties, are shown below:

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023	Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
Transactions with energy
Aliança Geração	4,063	3,446	16,149	21,897	21,018	24,111	(115,721)	(106,134)
Norte Energia	-	-	31,745	30,975	-	-	(140,456)	(134,538)
Paracambi	-	-	2,103	2,211		-	(15,036)	(14,436)
Hidrelétrica Pipoca	-	-	3,146	3,286	-	891	(19,088)	(27,254)
Taesa	-	-	-	-	-	-	(498)	(254)

The sale and purchase of electricity between generators and distributors are carried out through auctions in the regulated contracting environment organized by the Federal Government. In the free contracting environment, in turn, they are carried out by means of auctions or direct contracting, according to the applicable legislation. Electricity transport operations, on the other hand, are carried out by the transmitters and result from the centralized operation of the National Interconnected System by the National System Operator (ONS).

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023	Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
Charges
Connection charges
Taesa	-	-	11,373	11,005	-	-	(70,975)	(63,508)
Transmission charges
Aliança	-	-	-	-	569	418	-	-
Norte Energia	2,680	2,668	-	-	16,040	14,002	-	-
Taesa	-	-	1,349	1,356	-	-	(7,791)	(7,896)

Connection charges are financial amounts set and approved by Aneel for use of connection facilities and/or connection points in the transmission system, payable by the accessing party to the connected agent.

Transmission charges are monthly amounts payable by users to holders of transmission concessions for the provision of transmission services, calculated according to the tariffs and the contracted amounts of use of the transmission system, in accordance with regulations set by Aneel.

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023	Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
Customers and traders
Governo do Estado de Minas Gerais	40,730	45,292	-	-	113,201	87,050	-	-

The “Consumers and Traders” balance that the Company holds with the controlling entity refers to sale of electricity to the government of Minas Gerais State – the price of the supply is that decided by Aneel through a Resolution which decides the Company’s annual tariff adjustment.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023	Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
Provision of services
Aliança Geração	1,819	546	-	-	4,231	3,105	-	-
Taesa	293	435	-	-	775	748	-	-

The balances for services rendered refer to contracts for the provision of operation and maintenance services for power plants, transmission networks and distribution networks.

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023	Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
Accounts Receivable - AFAC
Governo do Estado de Minas Gerais	13,366	13,366	-	-	-	-	-	-

This refers to the recalculation of the monetary correction of amounts related to AFAC returned to the State of Minas Gerais. These receivables are guaranteed by the retention of dividends or interest on equity distributed to the State, in proportion to its participation, while the delay and/or default persists.

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023	Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
Agreements and legal proceedings
Aliança Geração (a)	-	-	59,693	57,835	-	-	(1,858)	(1,917)
Guanhães Energia (b)	-	-	20,203	-	-	-	-	-
Cemig D (b)	-	-	11,892	-	-	-	-	-
Governo do Estado de Minas Gerais (b)	32,432	-	-	-	-	-	-	-

a)	This refers to contractual obligations to the investee Aliança Geração corresponding to contingencies arising from events that occurred before the closing of the transaction that resulted in the contribution of assets by Cemig and Vale S.A. in the capital of this investee. The total value of the shares is R$171,744 on June, 30, 2024 (R$165,885 on December 31, 2023), of which R$59,693 on June 30, 2024 (R$57,835 on December 31, 2023) is attributable to Cemig.

On March 27, 2024 a share purchase agreement was signed for the sale to Vale S.A. (‘Vale’) of the equity interest held by Cemig GT in Aliança Geração. On August 13, 2024, with the completion of the sale, Vale S.A. and Cemig GT jointly signed an agreement to terminate and discharge these contingencies.

b)	This refers to the agreement signed between the State of Minas Gerais, Companhia Energética de Minas Gerais (Cemig), Alpargatas, Guanhães and Cemig D. On December 21, 2012, the State of Minas Gerais signed Contract 021/2012 for execution of certain works and services in energy infrastructure in the state of Minas Gerais, and contracted Companhia Energética de Minas Gerais for execution of the works.

The works were carried out by Cemig D for the benefit of Alpargatas and Guanhães Energia, but the State of Minas Gerais did not transfer funds to Cemig within the appropriate time, which resulted in disbursements by Cemig D, executor of the works, and by Guanhães Energia. Cemig D disbursed funds for the completion of the works for the benefit of Alpargatas, and Guanhães Energia disbursed funds for the completion of the works that were for its own benefit.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On June 14, 2024, an Agreement prior to Action was entered into between the companies involved, and the State undertook to pay R$32,432 to Cemig in 36 installments of R$900 with a base date of May 2024, starting in July 2024. As part of the agreement Cemig undertook to pay on to Guanhães Energia the appropriate amounts due to it, and (in accordance with a power of attorney issued by Alpargatas for the benefit of Cemig D), to pay Cemig D the amounts due to it.

The financial details of the agreement are as follows:

i)	the first installment will be adjusted by the Amplified Consumer Price Index – IPCA, and then not further adjusted until the 12th installment;
ii)	from the 13th to the 36th installment, the amount paid in June 2024 will be adjusted monthly by the IPCA;
iii)	all installments are due on the last business day of the month, starting in July 2024.

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023	Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
Interest on Equity, and dividends
Hidrelétrica Pipoca	69	-	-	-	-	-	-	-

The table above indicates the asset position of dividends receivable from the investees presented in “Other” in the “Dividends receivable” table.

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023	Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
FIC Pampulha
Current
Cash and cash equivalents	212,446	351,348	-	-	-	-	-	-
Marketable securities	1,351,966	771,267	-	-	43,345	58,745	-	-
Non-current
Marketable securities	77,917	-	-	-	-	-	-	-

Cemig and its subsidiaries and jointly controlled entities invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund are reported as cash and cash equivalent or marketable securities line in current and non-current assets.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023	Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
Current
Operating leasing	-	-	18,640	27,157		-	(14,148)	(16,557)
Non-current
Operating leasing	184,534	184,895	197,615	187,083		-	-	-

This is a contract with Fundação Forluminas de Seguridade Social (Forluz), the closed private pension fund (Entidade Fechada de Previdência Complementar – EFPC) of employees of the Cemig Group, the owner of the building.

On March 27, 2024, the company signed an addendum for the return of 5 floors of the Júlio Soares Building, changing the rental values and removing Gasmig and Cemig Sim from the contract. The new base date for the contract began on April 1, 2024, and will run until March 2029, being adjusted annually by the IPCA and having its prices reviewed every 60 months.

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023	Jan to Jun/2024	Jan to Jun/2023	Jan to Jun/2024	Jan to Jun/2023
Post-employment benefit

FORLUZ
Current
Post-employment obligations (1)	-	-	37,267	126,447	-	-	(106,977)	(136,059)
Supplementary pension contributions - Defined contribution plan (2)	-	-	-	-	-	-	(41,576)	(38,909)
Administrative running costs (3)	-	-	-	-	-	-	(19,954)	(19,440)
Non-current
Post-employment obligations (1)	-	-	2,260,696	2,230,095	-	-	-	-

Cemig Saúde
Current
Health Plan and Dental Plan (4)	-	-	220,003	230,336	-	-	(136,860)	(196,212)
Non-current
Health Plan and Dental Plan (4)	-	-	2,884,495	2,829,717	-	-	-	-

The Company has contractual obligations to a group of retired former employees in which it is responsible for ensuring funds for the cost of a supplementary pension plan, called Forluz, and for the running costs of a health plan, called Cemig Saúde. The main conditions related to the post-employment benefits are as follows:

(1)	Forluz's contracts are adjusted by the Broad National Consumer Price Index - IPCA of the Brazilian Institute of Geography and Statistics - IBGE, plus interest of 6% per year and will be amortized until 2031;
(2)	Company's contributions to the Pension Fund regarding the employees participating in the Mixed Plan and calculated over monthly remunerations in conformity with the Fund's regulation;
(3)	Funds for the annual administrative funding of the Pension Fund in accordance with the specific legislation for the sector. The amounts are estimated as a percentage of the Company's payroll;
(4)	Post-employment obligations related to the employees' health and dental plan.

Dividends receivable

Dividends receivable	Consolidated		Parent company
	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Cemig GT	-	-	867,464	1,565,563
Cemig D	-	-	1,781,628	1,499,524
Gasmig	-	-	325,508	-
Sete Lagoas Transmissora	-	-	7,435	3,801
Aliança Geração	55,927	-	-	-
Taesa	-	49,421	-	49,421
Cemig SIM	83	482	3,850	-
Others	80	11	12	11
Total	56,091	49,914	2,985,897	3,118,320

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The table above shows the Company's active position with its investees in relation to the balances of dividends receivable. The subsidiaries that make up the amounts shown under “Other” are disclosed in the “Interest on equity and dividends” table.

Guarantees on loans and debentures

Cemig has provided guarantees on Loans and debentures of the following related parties - not consolidated in the interim financial information because they relate to jointly controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	Jun. 30, 2024	Maturity
Norte Energia (NESA) (1)	Affiliated	Surety	Financing	2,546,265	2042
Norte Energia S.A (NESA)/Light (2)	Affiliated	Counter-guarantee	Financing	683,615	2042
Norte Energia (NESA)	Affiliated	Surety	Debentures	84,740	2030
				3,314,619
(1)	Related to Norte Energia financing.
(2)	Counter-guarantee to Light, related to execution of guarantees of the Norte Energia financing.

On June 30, 2024, Management believes that there is no need to recognize any provisions in the Company’s interim financial information for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Remuneration of key management personnel

The total remuneration of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors, are within the limits approved at a General Shareholders’ Meeting, and the effects on the Statement of income of the in period ended June 30, 2024 and June 30, 2023, are as follows:

	Jan to Jun/2024	Jan toJun /2023
Remuneration	18,048	13,538
Income sharing	33	(102)
Pension plans	1,682	1,243
Health and dental plans	138	102
Life insurance	20	14
Total	19,921	14,795

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial instruments classification and fair value

The main financial instruments, classified in accordance with the accounting principles, are as follows:

	Level	Jun. 30, 2024		Dec. 31, 2023
		Book value	Fair value (1)	Book value	Fair value (1)
Financial assets
Amortized cost
Marketable securities - Cash investments		83,893	83,893	10,602	10,602
Customers and Traders; Concession holders (transmission service)		5,259,736	5,259,736	5,477,162	5,477,162
Restricted cash		36,834	36,834	30,615	30,615
Accounts receivable from the State of Minas Gerais (AFAC)		45,798	45,798	13,366	13,366
Concession financial assets - CVA (Parcel ‘A’ Costs Variation Compensation) Account and Other financial components		857,808	857,808	805,571	805,571
Concession grant fee - Generation concessions		3,055,982	3,055,982	3,031,036	3,031,036
		9,340,051	9,340,051	9,368,352	9,368,352
Fair value through income or loss
Cash equivalents - Cash investments	2	1,423,911	1,423,911	1,342,145	1,342,145
Marketable securities
Bank certificates of deposit	2	165,460	165,460	73,635	73,635
Financial Notes - Banks	2	524,059	524,059	475,388	475,388
Treasury Financial Notes (LFTs)	1	657,596	657,596	214,357	214,357
		2,771,026	2,771,026	2,105,525	2,105,525
Derivative financial instruments (Swaps)	2	486,625	486,625	368,051	368,051
Concession financial assets - Distribution infrastructure	3	2,213,855	2,213,855	1,920,068	1,920,068
Reimbursements receivable - Generation	3	826,086	826,086	784,055	784,055
		6,297,592	6,297,592	5,177,699	5,177,699
		15,637,643	15,637,643	14,546,051	14,546,051

Financial liabilities
Amortized cost
Loans and debentures (2)		(11,643,438)	(11,557,045)	(9,831,139)	(9,831,139)
Debt with pension fund (Forluz)		-	-	(90,293)	(90,293)
Deficit of pension fund (Forluz)		(502,580)	(474,714)	(520,898)	(520,898)
Concessions payable		(26,511)	(26,511)	(27,602)	(27,602)
Suppliers		(2,759,683)	(2,759,683)	(3,016,696)	(3,016,696)
Leasing transactions (adjusted for remeasurements)		(429,056)	(429,056)	(432,936)	(432,936)
		(15,361,268)	(15,247,009)	(13,919,564)	(13,919,564)

(1)	The book value represents the approximate fair value amount, except for loans, debentures and pension fund deficit equalization in relation to the amounts as of June 30, 2024.
(2)	The fair value presented is net of the transaction costs and anticipated resources presented in note 19.

At initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting standards currently in effect. Fair value is a measurement based on assumptions that market participants would use in pricing an asset or liability, assuming that market participants act in their economic best interest. The information applied in the fair value valuation techniques is classified in three levels of fair value hierarchy, as follows:

▪	Level 1. Active market: Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

▪	Level 2. No active market: Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. Level 2 is based on information that is observable, either directly or indirectly. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business model.
▪	Level 3. No active market: No observable inputs: Fair value is determined based on generally accepted valuation techniques, such as on discounted cash flow analysis or other valuation techniques, including non-observable data, such as the measurement at new replacement value (Valor novo de reposição, or VNR). Non-observable data should be used to measure fair value where significant observable data is not available, admitting situations in which there is little or no market activity at the measurement date. Non-observable data are developed using the best possible information available in the circumstances, which may include the entity’s own data.

The fair value hierarchy prioritizes information (inputs) from valuation techniques, and not the valuation techniques used for measurement of fair value. In some cases information is used from different hierarchy levels in measurement of fair value, and this is classified entirely in the same level of the fair value hierarchy applicable to the significant information of a lower level. For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization.

Information on the (i) methodology for calculating the fair value of positions; and, (ii) financial instruments - derivatives, is disclosed in note 31 to the financial statements for the year ended December 31, 2023.

b)	Financial instruments

Swap transactions, currency options and NDF

Considering that part of the loans of the Cemig GT is denominated in foreign currency, the Company uses derivative financial instruments (swaps, currency options and NDF) to protect the servicing associated with these debts (principal and interest).

The derivative financial instruments contracted by the Company have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The 6-monthly interest payments on the swap were paid in June 2024, resulting in a positive item of R$6,524, and cash inflow of the same amount (this compares to a negative amount of R$67,840 in the first half of 2023, with a net cash outflow of the same amount). In June 2023, a part of the hedge was undone, in the amount of US$368,890 mil, resulting in a gain of R$282,951, and net cash inflow of R$240,508.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Assets	Liability	Maturity period	Product	Trade market	Notional amount	Realized gain (loss)
						Jan to Jun/2024	Jan to Jun/2023
US$ exchange variation + Rate (9.25% p.y.)	R$ + 149.99% of CDI	Interest: Half-yearly Principal: Dec. 2024	Swap + Options	Over the counter	US$120,000	(2,260)	106,848
US$ exchange variation + Rate (9.25% p.y.)	R$ + 125.54% of CDI	Interest: Half-yearly Principal: Dec. 2024	Swap + Options	Over the counter	US$261,110	(4,264)	108,264
						(6,524)	215,112

The principal amounts of derivative transactions are not recorded in the balance sheet, as they refer to transactions that do not require the transit of full cash, but only gains or losses earned or incurred. The net results in these operations represent a positive adjustment, on June 30, 2024, in the amount of R$112,050 (negative adjustment of R$162,735 on June 30, 2023), recorded in the financial result.

The Company is the guarantor of these derivative instruments contracted by Cemig GT.

The following table shows the derivative instruments in force on June 30, 2024 and December 31, 2023:

Assets (1)	Liability	Maturity period	Trade market	Notional amount (2)	Unrealized gain / loss		Unrealized gain / loss
					Carrying amount on Jun. 30, 2024	Fair value on Jun. 30, 2024	Carrying amount on Jun. 30, 2023	Fair value on Jun. 30, 2023
US$ exchange variation + Rate (9.25% p.y.)	R$ + 149.99% do CDI	Interest: Half-yearly Principal: Dec, 2024	Over the counter	US$120,000	212,056	201,561	190,876	161,465
US$ exchange variation + Rate (9.25% p.y.)	R$ + 125.54% do CDI	Interest: Half-yearly Principal: Dec, 2024	Over the counter	US$261,110	300,320	285,064	254,239	206,586
					512,376	486,625	445,115	368,051
Current assets						486,625		368,051

(1)	For the US$1 billion Eurobond issued on December 2017: (i) for the principal, a call spread was contracted, with floor at R$3.25/US$ and ceiling at R$5.00/US$; and (ii) a swap was contracted for the total interest, for a coupon of 9.25% p.a. at an average rate equivalent to 150.49% of the CDI. For the additional US$500 issuance of the same Eurobond issued on July 2018 a call spread was contracted for the principal, with floor at R$3.85/US$ and ceiling at R$5.00/US$, and a swap was contracted for the interest, resulting in a coupon of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate. The upper limit for the exchange rate in the hedge instrument contracted by the Company for the principal of the Eurobonds is R$5.00/US$. The instrument matures in December 2024. If the USD/BRL exchange rate is still over R$5.00 in December 2024, the company will disburse, on that date, the difference between the upper limit of the protection range and the spot dollar on that date. The Company is monitoring the possible risks and impacts associated with the dollar being valued above R$5.00 and assessing various strategies for mitigating the foreign exchange risk up to the maturity date of the transaction. The hedge instrument fully protects the payment of six-monthly interest, independently of the USD/BRL exchange rate. This does not, however, protect the amount of Income tax withheld at source (Imposto de Renda Retida na Fonte - IRRF) on the payment of interest.
(2)	In thousands of US$.

In accordance with market practice, the Cemig GT uses a mark-to-market method to measure its derivatives financial instruments for its Eurobonds. The principal indicators for measuring the fair value of the swap are the B3 future market curves for the DI rate and the dollar. The Black & Scholes model is used to price the call spread, and one of parameters of which is the volatility of the dollar, measured on the basis of its historic record over 2 years.

The fair value on June 30, 2024 was R$486,625 (R$368,051 on December 31, 2023), which would be the reference if Cemig GT would liquidate the financial instrument on June 30, 2024, but the swap contracts protect the Company’s cash flow up to the maturity of the bonds in 2024 and they have carrying amount of R$512,376 on June 30, 2024 (R$445,115 on December 31, 2023).

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig GT is exposed to market risk due to having contracted this hedge, the principal potential impact being a change in future interest rates and/or the future exchange rates. Based on the futures curves for interest rates and dollar, the Cemig GT estimates that in a probable scenario, in December 2024, its results would be positively affected by the swap and call spread, in the amount of R$102,242. The fair value of the financial instrument was estimated in R$410,084, with a positive amount of R$418,526 refers to the option (call spread) and a negative amount of R$8,442 refers to the swap.

Based on the base scenario observed on June 30, 2024, the Cemig GT measured the effects on its net income of the ‘probable’ and ‘adverse’ scenarios, in which the projections for interest rates and the US dollar exchange rate are high, simulating a scenario of economic stress.

The results are shown below:

Consolidated	Base scenario June 30, 2024	‘Problable’ scenario Selic 10.50% Dólar R$5.15	‘Adverse’ scenario Selic 11.25% Dólar R$5.89
Swap, asset	1,475,478	-	-
Swap, liability	(1,483,920)	-	-
Option/ Call spread	418,526	512,326	512,326
Derivative hedge instrument	410,084	512,326	512,326

The same methods of measuring marked to market of the derivative financial instruments described above were applied to the estimation of fair value.

c)	Financial risk management

Exchange rate risk

The Company and its subsidiaries are exposed to the risk of appreciation in exchange rates, with effect on loans and financing, suppliers (energy purchased from Itaipu) and cash flow.

For Cemig GT debt denominated in foreign currency, were contracted a derivative financial instrument that protects the risks associated with the interest and principal, in the form of a swap and a call spread, respectively, in accordance with the hedge policy of the Company. The Cemig GT exposures to market risk associated to this instrument is described in the topic “Swap transaction” of this Note.

The risk exposure of Cemig D is mitigated by the account for compensation of variation of parcel A items (CVA).

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The net exposure to exchange rates is as follows:

Exposure to exchange rates	Jun. 30, 2024		Dec. 31, 2023
	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financing (Note 19)	(383,990)	(2,134,562)	(383,558)	(1,856,920)
Suppliers (Itaipu Binacional)	(43,096)	(239,569)	(49,528)	(239,780)
	(427,086)	(2,374,131)	(433,086)	(2,096,700)
Net liabilities exposed		(2,374,131)		(2,096,700)

Sensitivity analysis

Based on finance information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real on June 30, 2025 will be a depreciation of the dollar by 9.15% to R$5.05.

The Company has prepared a sensitivity analysis of the effects on the Company’s net income arising from depreciation of the Real exchange rate considering an adverse scenario in relation to the probable scenario.

Risk: foreign exchange rate exposure	Amount Book value	‘Probable’ scenario US$=R$5.05	‘Adverse’ scenario US$= R$5.99
US dollar
Suppliers (Itaipu Binacional)	(239,569)	(217,637)	(258,019)
Liabilities exposed	(239,569)	(217,637)	(258,019)
Effect of exchange rate fluctuation		21,932	(18,450)

Considering that the final maturity of the Eurobonds is in December 2024, the Company has made a sensitivity analysis considering an ‘adverse’ scenario in relation to the ‘probable’ scenario for December 2024.

Risk: foreign exchange rate exposure	Amount Book value	‘Probable’ scenario US$=R$5.15	‘Adverse’ scenario US$= R$5.89
US dollar
Loans (note19)	(2,134,562)	(1,977,548)	(2,261,701)
Liabilities exposed	(2,134,562)	(1,977,548)	(2,261,701)
Effect of exchange rate fluctuation		157,014	(127,139)

Company has entered into swap operations to replace the exposure to the US dollar fluctuation with exposure to fluctuation in the CDI rate, as described in more detail in the item ‘Swap Transactions’ in this Note.

Interest rate risk

The Company and its subsidiaries are exposed to the risk of decrease in Brazilian domestic interest rates on June 30, 2024. This risk arises from the effect of variations in Brazilian interest rates on net financial income comprised by financial revenues from cash investments made by the Company, and also to the financial assets related to the CVA and other financial components, net of the effects on financial expenses associated to loans, financings and debentures in Brazilian currency, and also sectorial financial liabilities.

Part of the loans and financings in Brazilian currency comprises financings obtained from various financial agents that specify interest rates taking into account basic interest rates, the risk premium compatible with the companies financed, their guarantees, and the sector in which they operate.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company does not contract derivative financial instruments for protection from this risk. Variations in interest rates are continually monitored with the aim of assessing the need for contracting of financial instruments that mitigate this risk.

This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	Consolidated
	Jun. 30, 2024	Dec. 31, 2023
Assets
Cash equivalents - Cash investments - CDI	1,423,911	1,342,145
Marketable securities - CDI / Selic	1,431,008	773,982
Indemnities receivable - Generation	826,086	784,055
Restricted cash – CDI	36,834	30,615
CVA and in tariffs – Selic (note 11)	857,808	805,571
	4,575,647	3,736,368
Liabilities
Loans and debentures (Note 19) - CDI	(3,646,942)	(3,508,445)
	(3,646,942)	(3,508,445)
Net assets exposed	928,705	227,923

Sensitivity analysis

In relation to the most significant interest rate risk, the Company and its subsidiaries estimate that in a probable scenario the Selic rate will be 10.5% and the TJLP rate will be 7.27% on June 30, 2025.

The Company and its subsidiaries made a sensitivity analysis of the effects on results considering an adverse scenario in relation to the probable scenario, as shown in the table below. The CDI rate follows the Selic rate.

Increase in Brazilian interest rates	Jun. 30, 2024	Jun. 30, 2025
	Amount Book value	‘Probable’ scenario	‘Adverse’ scenario
		Selic 10.5%	Selic 9.25%
		TJLP 7.27%	TJLP 6.39%
Assets
Cash equivalents	1,423,911	1,573,422	1,555,623
Marketable securities	1,431,008	1,581,264	1,563,376
Restricted cash	36,834	40,702	40,241
CVA and Other financial components - SELIC (Note 11)	857,808	947,878	937,155
	3,749,561	4,143,266	4,096,395
Liabilities
Loans and financing (Note 19)	(3,646,942)	(4,029,871)	(3,984,284)
	(3,646,942)	(4,029,871)	(3,984,284)

Net assets exposed	102,619	113,395	112,111
Net effect of fluctuation in interest rates		10,776	9,492

Increase in inflation risk

The Company and its subsidiaries are exposed to the risk of increase in inflation index on June 30, 2024. A portion of the loans, financings and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This table presents the Company’s net exposure to inflation index:

Exposure to Brazilian domestic interest rates	Jun. 30, 2024	Dec. 31, 2023
Assets
Concession financial assets related to Distribution infrastructure - IPCA	2,213,855	1,920,068
Concession Grant Fee - IPCA (Note 11.2)	3,055,982	3,031,036
	5,269,837	4,951,104
Liabilities
Loans and debentures - IPCA and IGP-DI (Note 19)	(5,960,727)	(4,521,817)
Debt with pension fund (Forluz)	-	(90,293)
Deficit of pension plan (Forluz)	(502,580)	(520,898)
Leasing liabilities	(429,056)	(432,936)
	(6,892,363)	(5,565,944)
Net liabilities exposed	(1,622,526)	(614,840)

Sensitivity analysis

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indexes, the Company estimates that, in a probable scenario, at June 30, 2025 the IPCA inflation index will be 4.30% and the IGPM inflation index will be 4.23%. The Company has prepared a sensitivity analysis of the effects on its net income arising from reductions in rates in an adverse scenario.

Consolidated	Jun. 30, 2024	Jun 30, 2025
	Amount Book value	‘Probable scenario’ IPCA 4.3% IGPM 4.23%	‘Adverse Scenario’ IPCA 7.49% IGPM 10.21%
Assets
Concession financial assets related to Distribution infrastructure - IPCA	2,174,200	2,267,691	2,336,956
Concession financial assets related to gas distribution infrastructure - IGPM	39,655	41,332	43,704
Concession Grant Fee - IPCA (Note 11.2)	3,055,982	3,187,389	3,284,746
	5,269,837	5,496,412	5,665,406
Liabilities
Loans and debentures - IPCA and IGP-DI (Note 19)	(5,960,727)	(6,217,038)	(6,406,933)
Debt agreed with pension fund (Forluz)	-	-	-
Deficit of pension plan (Forluz)	(502,580)	(524,191)	(540,202)
Leasing liabilities	(429,056)	(447,505)	(461,174)
	(6,892,363)	(7,188,734)	(7,408,309)
Net liabilities exposed	(1,622,526)	(1,692,322)	(1,742,903)
Net effect of fluctuation in IPCA and IGP-M indexes		(69,796)	(120,377)

Liquidity risk

Information on how the Company manages liquidity risk is disclosed in note 31 to the financial statements for the year ended December 31, 2023.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The flow of payments of the Company and subsidiaries obligation to suppliers, debts with the pension fund, Loans and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

Consolidated	Up to 1 month		1 to 3 months		3 months to 1 year		1 to 5 years		Over 5 years		Total
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Financial instruments at interest rates:
- Floating rates*
Loans and debentures	-	-	116,696	88,283	4,317,575	745,302	5,063,891	1,421,383	2,950,046	531,822	15,234,998
Onerous concessions	344	-	679	-	2,956	-	13,147	-	15,510	-	32,636
Deficit of the pension plan (Forluz)	4,476	2,488	9,037	4,922	42,489	21,400	284,535	86,280	246,483	21,222	723,332
	4,820	2,488	126,412	93,205	4,363,020	766,702	5,361,573	1,507,663	3,212,039	553,044	15,990,966
- Fixed rate
Suppliers	2,574,805	-	183,511	-	1,367	-	-	-	-	-	2,759,683
Total	2,579,625	2,488	309,923	93,205	4,364,387	766,702	5,361,573	1,507,663	3,212,039	553,044	18,750,649

Parent company	Up to 1 month		1 to 3 months		3 months to 1 year		1 to 5 years		Over 5 years		Total
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Financial instruments at interest rates:
- Floating rates*
Deficit of the pension plan (Forluz)	220	122	445	242	2,090	1,053	13,999	4,245	12,127	1,044	35,587
	220	122	445	242	2,090	1,053	13,999	4,245	12,127	1,044	35,587
- Fixed rate
Suppliers	328,835	-	1	-	-	-	-	-	-	-	328,836
Total	329,055	122	446	242	2,090	1,053	13,999	4,245	12,127	1,044	364,423

(*) The lease payment flow is presented in note 16.

Risk of debt early maturity

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts. More details in Note 19.

Credit risk and other operating risks

The information on how the Company manages: (i) credit risk; (ii) the risk of over-contracting and under-contracting of supply; (iii) the risk to continuity of the concession; and (iv) hydrological risk is given in note 31 to the financial statements for the year ended December 31, 2023.

d)	Capital management

This table shows comparisons of the Company’s net liabilities and its equity:

	Consolidated
	Jun. 30, 2024	Dec. 31, 2023
Total liabilities	30,063,149	30,344,887
(-) Cash and cash equivalents	(1,564,249)	(1,537,482)
(-) Restricted cash	(1,353,092)	(773,982)
Net liabilities	27,145,808	28,033,423

Total equity	26,677,624	24,655,193
Net liabilities / equity	1.02	1.14

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

29. SALE OF ASSETS

Process of sale of 15 PCHs/CGHs

On March 17, 2023 the invitation and tender were published for a public auction to sell 15 small hydroelectric generation plants and units (PCHs and CGHs), 12 owned by Cemig GT and 3 by its wholly-owned subsidiary Horizontes. These assets are part of the electricity generation segment.

Generation plant	Ledger	Beginning of the operation	Installed capacity (MW) (1)	Physical guarantee (MWm) (1)	Commercial Operation Status	Site
Cemig GT
CGH Bom Jesus do Galho	Registry	1931	0.36	0.13	Out of operation	Minas Gerais
CGH Xicão	Registry	1942	1.81	0.61	In operation	Minas Gerais
CGH Sumidouro	Registry	1954	2.12	0.53	In operation	Minas Gerais
PCH São Bernardo	Concession	1948	6.82	3.42	In operation	Minas Gerais
CGH Santa Marta	Registry	1944	1.00	0.58	In operation	Minas Gerais
CGH Santa Luzia	Registry	1958	0.70	N/A Generation: 0.28	In operation	Minas Gerais
CGH Salto Morais	Registry	1957	2.39	0.60	In operation	Minas Gerais
PCH Rio de Pedras	Concession	1928	9.28	2.15	In operation	Minas Gerais
CGH Pissarrão	Registry	1925	0.80	0.55	In operation	Minas Gerais
CGH Lages	Registry	1955	0.68	N/A Generation: 0.32	In operation	Minas Gerais
CGH Jacutinga	Registry	1948	0.72	0.57	In operation	Minas Gerais
CGH Anil	Registry	1964	2.06	1.10	In operation	Minas Gerais
Horizontes
CGH Salto do Paraopeba	Authorization	1955	2.46	2.21	Out of operation	Minas Gerais
CGH Salto Passo Velho	Authorization	2001	1.80	1.64	In operation	Santa Catarina
PCH Salto Voltão	Authorization	2001	8.20	7.36	In operation	Santa Catarina
Total			41.20	22.05

(1)	Information not audited by the independent auditors.

Cemig GT and its wholly owned subsidiary Horizontes signed the sale agreement with the winning bidder, Mang Participações e Agropecuaria Ltda. (‘Mang’), on September 13, 2023.

The sale was completed on February 29, 2024, after all the conditions precedent of the CCVA had been met. The amount received for the sale was R$101 million.

As a result of the conclusion of the transaction, the Company recognized the following accounting effects in March 2024:

Consolidado
Total sales price	100,886
(-) Balance of assets held for sale on 02/29/2024, before sale	(57,897)
Capital gain	42,989
IRPJ and CSLL (1)	(17,977)
Net impact on the Income Statement	25,012

(1)	Taxes were calculated on the taxable capital gain, which does not take into account the assigned cost balance.

The purpose of the sale was to meet the guidelines of the company's strategic planning, which calls for the optimization of the asset portfolio, seeking to improve operational efficiency and the best allocation of capital.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

30. ASSETS CLASSIFIED AS HELD FOR SALE

Asset classified as held for sale	Jun. 30, 2024	Dec. 31, 2023
Investments - Aliança Geração (a)	1,118,565	-
Property, Plant and Equipment, Intangible Assets - Plants (b)	2,901	57,867
Financial assets – Generation – Concession grant fee (b)	35,928	-
Total	1,157,394	57,867

a)	Aliança Geração

On March 27, 2024, Cemig GT approved signature of, and signed, a contract for sale of its direct 45% stake in the share capital of Aliança Geração to Vale S.A. (‘Vale’).

The Aliança Geração is made up of seven hydroelectric plants in the State of Minas Gerais, two wind complexes in operation in the State of Rio Grande do Norte and a wind complex in the final phase of implementation in the State of Ceará. Together, these assets reach 1,438 MW in installed capacity and 755 average MW of physical guarantee (information not reviewed by independent auditors).

The value of the transaction is R$2.7 billion, in currency of June 2023, to be adjusted by the CDI rate from that date up to the day before actual completion of the transaction.

In addition Cemig GT will have the right to 45% of any future indemnity compensation received by Aliança Geração relating to losses arising from events related to the failure of the Fundão tailings dam at the Risoleta Neves (Candonga) Hydroelectric Plant. The contractual amount of this indemnity is R$223 million, also updated by the CDI rate from the base date.

This sale was negotiated on the ‘closed door’ basis, exonerating Cemig GT from any indemnity related to Aliança Geração or its assets and liabilities.

In March 2024 the assets were classified as held for sale, at book value, in accordance with Item 15 of CPC 31 / IFRS 15 – with no effect on reported net profit.

Assets classified as held for sale	Book value at March 31, 2024 – R ’000	Fair value, net of sales expenses – R ’000
Aliança Geração	1,118,565	2,695,687

It was concluded that the assets classified as held for sale do not qualify within the concept of discontinued operations, under Item 32 of CPC 31 / IFRS 5, since they do not represent a significant separate line of business or geographical area of operations, nor do they constitute a subsidiary acquired exclusively for the purpose of resale.

Conclusion of sale of the equity interest in Aliança Geração

On August 13, 2024, Cemig GT concluded the sale to Vale S.A. of its directly held 45% equity interest stake in the share capital of Aliança Geração.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The total amount of the sale was R$2.74 billion, equivalent to the value of the transaction (R$2.7 billion) updated by the CDI rate from its base date of June 30, 2023, less dividends paid by Aliança Geração to Cemig GT in the period (R$299 million), at historic values.

This transaction is in line with the Company’s strategic planning, which envisages divestment of the Cemig Group’s minority stockholdings.

b)	Onerous transfer of 4 PCH/UHEs

On April 1, 2024, a notice was published to hold an in-person public auction, to be conducted by B3, aiming at the onerous transfer of the right to exploit the electricity generation services of 4 PCHs/UHEs, one of which is 1 PCH from Cemig GT and 3 of its wholly owned subsidiaries, as follows:

Generation plant	Ledger	Beginning of the operation	Installed capacity (MW)¹	Physical guarantee (MWm)¹	Term	Commercial Operation Status	Site
Cemig GT
PCH Machado Mineiro	Authorization	1992	1.7	1.1	May, 2027	In operation	Minas Gerais
Cemig Geração Leste
UHE Sinceridade	Concession	1963	1.4	0.4	March, 2047	In operation	Minas Gerais
Cemig Geração Sul
UHE Marmelos	Concession	1915	4	2.7	January, 2053	In operation	Minas Gerais
Cemig Geração Oeste
UHE Martins	Concession	1950	7.7	1.8	January, 2053	In operation	Minas Gerais
Total			14.8	6.0

According to CPC 31 / IFRS 5, the classification of assets as held for sale must be carried out when starting a firm program to complete the disposal plan. The classification as held for sale was carried out in April 2024.

During the preliminary activities in preparation for the auction, the assets were assessed, which determined a minimum value of R$29.1 million for the single lot of plants. This assessment was carried out using the discounted cash flow method, considering the plants individually, and through the equity assessment of the land.

On June 27, 2024, the Company suspended the auction, due to no proposals in accordance with the public auction notice being received. The Company will reassess the project, and reaffirms its commitment to optimization of its asset portfolio, operational efficiency, and capital allocation.

The sale aims to comply with the Company's strategic planning guidelines, which advocate optimizing the asset portfolio, seeking to improve operational efficiency and better capital allocation.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

31. PARLIAMENTARY COMMITTEE OF INQUIRY (‘CPI’)

On June 17, 2021, the Legislative Assembly of Minas Gerais has established a Parliamentary Committee of Inquiry (‘CPI’) to investigate management acts of Cemig since January 2019. CPI was entitled to investigate the facts underlying the application for its creation, and requested, through application, several documents and information related, mainly, human resources management and purchasing processes which were fully met by the Company within the stipulated deadlines.

On February 18, 2022 the CPI approved its final report, to be submitted to the Public Attorneys’ Office of Minas Gerais State, and other control bodies, for assessment of what further referrals of it should be made.

In August 2023, the prosecutors of the Public Attorneys’ Office of Minas Gerais decided to set aside the Public Civil Inquiries that were investigating events referred to in the CPI. The decisions stated that all acts of Cemig's management were regular. The only matter pending is conclusion of the investigation by the Minas Gerais Civil Police in relation to the IBM contract.

It should be noted that regarding processes of contracting, the Company carries out regular audits, and no material impacts have been identified in the interim financial information for the first half of 2024, nor in the financial statements of prior periods.

32. SUBSEQUENT EVENTS

Transmission – Periodic Review

Through Ratifying Resolution 3,348 of July 16, 2024, Aneel established the Annual Permitted Revenues – RAPs for the electricity transmission assets for the 2024–25 cycle, effective July 1, 2024. The Resolution set the RAPs of Cemig GT’s transmission assets in operation at R$1,243 million, an increase of 5.4% compared to the previous cycle.

Concession	Readjustment indexz	Cycle RAP 2023-2024 R$ million	Cycle RAP 2024-2025 R$ million	Change (%)
Cemig GT – 006/1997	IPCA	1,097.2	1,162	5.9
SE Itajubá 3 – 0079/2000	IGPM	43.0	43.1	0.2
Centroeste – 004/2005	IGPM	30.1	26.0	(13.6)
Sete Lagoas – 006/2011	IPCA	9.2	11.9	29.3
TOTAL		1,179.5	1,243	5.4

The increase in the RAP arises mainly from recognition in the Remuneration Base of the value of the strengthening and enhancements of the transmission assets carried out in the period.

The accounting effects arising from the RAP established for the 2024–25 cycle will be determined and recognized in the third quarter of 2024.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Acquisition of equity interest – Distributed generation

The Jequitibá I photovoltaic plant

On August 7, 2024, Cemig Sim concluded acquisition of 100% of the equity in Sol de Jequitibá SPE Ltda (the Jequitibá Iphotovoltaic plant), after all the conditions precedent had been met. The value of the acquisition was R$42,872, of which R$41,791 was the contracted consideration, and R$1,081 was adjustment to the price. As of this quarterly reporting, the preliminary calculation of the fair value of the assets acquired and the liabilities assumed is not yet available.

The photovoltaic plant, located in the city of Jequitibá, in Minas Gerais, has installed generation capacity of 6.55 MWp, in the shared mini-distributed generation mode, and is in full commercial operation.

Cemig Sim acquired control of the Jequitibá I photovoltaic plant with the objective of consolidating its market share, and obtaining gain in scale and scope through consolidation of operations.

Declaration of interim dividends

On August 13, 2024, the Company declared interim dividends, of R$1,419,847, using the Non-distributed Mandatory Dividends Reserve, payable on August 30, 2024 to shareholders whose names are on the Company’s Nominal Share Registry on August 23, 2024.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Completion of sale of equity interest in Aliança Geração

On August 13, 2024 Cemig GT completed the sale to Vale S.A. (‘Vale’) of its directly-held interest in the share capital of Aliança Energia. For more details please see Note 30.

*********

Reynaldo Passanezi Filho
President

Leonardo George de Magalhães	Cristiana Maria Fortini Pinto e Silva
Vice President of Finance and Investor Relations	Vice President Legal

Marney Tadeu Antunes	Marco da Camino Ancona Lopez Soligo
Vice President of Distribution	Vice President of Participations and Vice President of Generation and Transmission (interim)

Dimas Costa	Mário Lúcio Braga
Vice President of Trading	Controller

José Guilherme Grigolli Martins
Financial Accounting and Equity Interests Manager Accountant – CRC-SP-242,451/O-4 T-MG

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

KPMG Auditores Independentes Ltda.

Rua Paraíba, 550 - 12º andar - Bairro Funcionários

30130-141 - Belo Horizonte/MG - Brasil

Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil

Telefone +55 (31) 2128-5700

kpmg.com.br

Report on Review of interim Financial Information – ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission – CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting and the international accounting standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board – IASB)

To the Shareholders, Board of Directors and Management

Companhia Energética de Minas Gerais - CEMIG

Belo Horizonte - MG

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Energética de Minas Gerais - CEMIG ("the Company"), included in the Quarterly Information Form (ITR), for the quarter ended June 30, 2024, which comprises the statement of financial position as of June 30, 2024, and the related statements of income and comprehensive income for the three and six-months periods then ended, and the changes in shareholders’ equity and cash flows for the six-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with CPC 21(R1) and with the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB), such as for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of quarterly information (ITR). Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information, included in quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of quarterly information – ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Other issues - Statements of added value

The individual and consolidated interim financial information referred to above includes the individual and consolidated statements of added value (DVA) for the six-month period ended June 30, 2024, prepared under the responsibility of the Company's management and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled to the interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements of value added were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Belo Horizonte, August 13, 2024.

KPMG Auditores Independentes Ltda.

CRC (Regional Accounting Council) SP-014428/O-6 F-MG

(Original in Portuguese signed by)

Thiago Rodrigues de Oliveira

Contador CRC 1SP259468/O-7

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

(Not part of the interim financial information)

Corporate Governance

Cemig’s corporate governance is based on transparency, equity and accountability. The main characteristic of Cemig’s governance model is clear definition of the roles and responsibilities of the Board of Directors and Executive Board in formulating, approving and executing the policies and directives on how to conduct the Company’s business. The members of the Board of Directors, who are elected by the General Meeting of Stockholders, elect that Board’s chair and deputy chair and appoint the Executive Board (statutory executive officers) .

The focus of the Company’s governance has been a balance between the economic, financial and environmental aspects of Cemig, aiming to continue contributing to sustainable development, and continuous improvement of its relationship with stockholders, clients, employees, society and other stakeholders. Since 2001 Cemig has followed the Level I Corporate Governance Practices of the São Paulo stock exchange (B3).

Board of Directors

Each year, the members of the Board of Directors are subjected to independent individual and collective performance evaluations, and self-assessments, aiming to improve their functions. These are the minimum requirements:

▪	submission of a report on acts of management, as to lawfulness and efficacy of management action;
▪	contribution to the profit for the period; and
▪	achievement of the objectives specified in the Multi-year Business Plan and compliance with the Long-term Strategy and the Annual Budget.

It is the responsibility of the Audit Committee, independently, to verify compliance in the processes of evaluation of the members of the Board of Directors.

Membership, election and period of office

The Board of Directors has 9 (nine) sitting members, 8 (eight) nominated and elected by the stockholders, and 1 (one) elected by the employees. One member of the Board of Directors is its Chair, and another is its Deputy Chair. The members of the Board of Directors are elected for concurrent periods of office of 2 (two) years, and may be dismissed at any time, by the General Meeting of Shareholders, Re-election for a maximum of 3 (three) consecutive periods of office is permitted, subject to any requirements and prohibitions in applicable legislation and regulations.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Of the nine members of the Board of Directors, eight have the characteristics of an Independent Member, under the criteria adopted by the Dow Jones Sustainability Index (DJSI), and nine have these characteristics according to the criteria of the Code of Best Corporate Governance Practices of the Brazilian Corporate Governance Institute (IBGC), as attested in the Board’s Statement of Independence.

The current term of office of the Board of Directors began at the Annual General Meeting (AGM) held on April 29, 2024, through the multiple voting mechanism. The term of office of the current members expires at the AGM to be held in 2026.

A list with the names of the members of the Board of Directors, their responsibilities and resumes is on our website at: http://ri.cemig.com.br.

Meetings

The Board of Directors held 11 meetings until June 30, 2024, dealing with matters including strategic planning, projects, acquisition of new assets, and investments.

The Audit Committee

The Audit Committee is an independent, consultative body, permanently established, with its own budget allocation. Its objective is to provide advice and assistance to the Board of Directors, to which it reports. It also has the responsibility for such other activities as are attributed to it by legislation.

The Audit Committee has four members, the majority of them independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting for periods of office of three years, not to run concurrently. One re-election is permitted.

The responsibilities of the Audit Committee are available on our website: http://ri.cemig.com.br.

Executive Board

The Executive Board has 7 (seven) members, whose individual functions are set by the Company’s bylaws. They are elected by the Board of Directors, for a period of office of two years, subject to the applicable requirements of law and regulation, and may be re-elected up to three times.

Members are allowed simultaneously also to hold non-remunerated positions in the management of wholly owned subsidiaries of Cemig, upon decision by the Board of Directors. They are also, obligatorily under the by-laws, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The term of office of the current vice-presidents and president expires at the first meeting of the Board of Directors following the 2026 Annual General Meeting.

The Executive Board will be assessed, by the Board of Directors on their individual and collective performance, with due regard for the following minimum requirements:

▪	submission of a report on acts of management, as to lawfulness and efficacy of management action;
▪	contribution to the profit for the period; and
▪	achievement of the objectives specified in the Multi-year Business Plan and compliance with the Long-term Strategy and the Annual Budget.

The members of the Executive Board, their resumes and responsibilities are on our website: http://ri.cemig.com.br

Audit Board

Membership, election and period of office

We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Shareholders, for periods of office of two years.

Nominations to the Audit Board must obey the following:

▪	The following two groups of shareholders each have the right to elect one member, in separate votes, in accordance with the applicable legislation: (i) the minority holders of common shares; and (ii) the holders of preferred shares.
▪	The majority of the members must be elected by the Company’s controlling shareholder; at least one must be a public employee, with a permanent employment link to the Public Administration.

The members of the Audit Board and their curriculim are on Cemig’s website: http://ri.cemig.com.br.

Meetings

The Audit Board held 6 meetings in the period from January to June, 2024.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Internal auditing, management of risks and internal controls

Maintaining a minimum frequency of a year for the updating procedure, the Executive Board and the Board of Directors approved, in 2023, after consideration by the Audit Committee, Cemig’s updated Corporate Top Risks for 2023-24.

These risks, associated with execution of strategy and scenarios of the Company’s exposure, are under the responsibility of the members of the Executive Board, and are monitored and reported periodically to Senior Management. The Matrix includes risks from the Distribution, Generation, Transmission, Commercialization, Innovation, Information Technology, People and Corporate Services, ESG (Environmental, Social and Governance), Financial, Shareholdings and Divestment, Institutional Regulatory and Control and Integrity pillars.

To strengthen governance and discussion on risk management even further, in June 2022 the Risks Committee was created, linked to and advising the Board of Directors. It was given the duties of analysis of compliance with the requirements of the regulatory and inspection agencies; definition of the principal risks (‘Top Risks’), and monitoring of their treatment; identification and measurement of action plans for mitigation and control of the risks identified; and assessment of the limits of tolerance to the risks to which the Company will be exposed.

In relation to responses to significant risks and any in which the tolerance limits may have been exceeded, the Company’s Internal Controls area operates an annual process of review and tests of the design of the internal controls as a whole, as laid out in the Internal Controls Matrix, to keep them compliant and updated. The Internal Controls environment has been developed and matured in recent years, as a result of efforts and investments to bring forward the evaluation calendar, automate processes, and hire and train market professionals. This has resulted in several improvements. One highlight is the removal of the Material Weakness reported in the Financial Statements for 2023 (base year 2022), which had been present from 2016 to 2021. These results now reflect a high degree of effectiveness of the internal control environment, demonstrating confidence in the Company’s risk management and its addressing of the risks related to the pillars of strategy, with a special focus on the Financial, Controls and Ethics components.

The Company also has an Annual Internal Audit Plan, approved by the Company’s management, for assessing the principal corporate procedures. The objective of this plan is to ensure appropriateness, efficacy and efficiency in the Company’s processes, as well as compliance with the laws, rules, standards and internal procedures to which the Company is subject. The Internal Audit makes an independent assessment of the efficacy of the management of risks, and the effectiveness of the internal control system, reporting any deficiencies and proposing actions for improvement to be implemented by the areas responsible, which are periodically monitored for their compliance.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IIA May Brazil 2024 Award

In recognition of its achievements in May 2024, the Company's Internal Audit was awarded the IIA May Brasil 2024 prize, granted by the Institute of Internal Auditors of Brazil.

The award reflects the commitment of Cemig's Internal Audit team to raising awareness of the importance of its activities and strengthening the partnership with the audited areas. The initiatives developed during the month of May were aimed at greater alignment with the Company's management areas on their needs and highlighting the role of auditing in assessing and improving governance processes, risk management and controls, contributing to the Company achieving its strategic objectives.

The IIA MAY 2024 award is a recognition by the Institute of Internal Auditors of Brazil for internal audits that stand out in promoting awareness and continuous improvement of their processes.

NBR ISO 31000:2018 – Risk management: compliance

Cemig has achieved a significant milestone in obtaining the Declaration of Compliance under NBR ISO 31000:2018 – Risk Management, highlighting its commitment to sound risk management practices. This international standard, focused on risk management, serves as an essential tool for improving decision-making, planning and risk management at all levels of the Company.

NBR ISO 31000:2018 recommends integration of the risk management process with decision-making, global management of the business, and the current organizational context. This means that Cemig will be able to apply the Standard’s guidelines not only in projects and operations, but also in corporate strategies, producing a comprehensive approach to identifying, assessing and mitigating risks.

To ensure compliance, Cemig's Process Management team carried out a preliminary diagnosis to assess adherence to the requirements of NBR ISO 31000:2018. Based on this diagnosis, improvements were made to the process and documentation in order to comply with the practices recommended by the standard.

Recognition of compliance with NBR ISO 31000:2018 not only validates Cemig's commitment to world-class risk management practices, but also strengthens its reputation in the market and among stakeholders. The standard helps with strategic planning and decision-making, resulting in lower loss rates and improved operational processes.

The Compliance and Anti-fraud Policy

Cemig prides itself on its commitment to combat and prevention of fraud, corruption and any type of act that might represent deviation from the ethical conduct required by established internal and external rules. In this it relies on, and enjoys, the dedication and diligence of the entire workforce to ensure that no unlawful act is committed in its name.

For prevention of any act of this type, the Company has an effective system of internal controls and compliance, including, among others, the Ethics Committee, the Reporting Channel, and internal policies and procedures for integrity, auditing, encouragement for reporting of irregularities, and prevention of fraud and corruption. All employees and any professionals in any relationship with Cemig, including stockholders, managers, employees and outside contractors, are made fully aware of them.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Reporting Channel guarantees confidentiality, anonymity and non-retaliation to those reporting a complaint. The Ethics Committee is responsible for making sure there is proper investigation of all accusations received, and after this is concluded, the responses are made available to the reporting parties.

Compliance and Anti-Bribery

In February 2024, Cemig’s Board of Directors approved an updating of the Company's Compliance Policy, inserting provisions dealing with combat of bribery.

Cemig prides itself on its prevention and combat of bribery, fraud, conflicts of interest and any act that may deviate from the required principles of ethical conduct or any provisions of law or internal or external rules.

The Policy establishes guidelines and responsibilities to be adopted in all daily practice of the Company’s business, activities and relationships. The objectives are:

i.	to create and maintain a culture that encourages ethical conduct, commitment to best compliance practices, and obedience to internal and external compliance and anti-bribery rules;
ii.	to prevent, detect and respond to any failings in compliance with laws and rules, or any deviations of conduct; and
iii.	to concentrate on mitigation of risks related to compliance or bribery prioritized by the Company;
iv.	to contribute to employees’ motivation and productivity, preservation and valuing of the Cemig brand, and minimization of non-compliances, penalties and fines for non-compliance with standards;
v.	to ensure compliance with, and continuous improvement of, Cemig’s Compliance and Anti-Bribery Program.

Ethical Principles and Cemig Code of Conduct

Cemig Code of Conduct

The new Cemig Code of Conduct was reviewed and revised with participation by employees of all the areas of the Company. It is based on the pillars of Cemig’s identity and policies: respect for life, integrity, generation of value, commitment, innovation, sustainability, social responsibility, and alignment with the Company’s cultural identity. It constitutes a pact which aims to incorporate common values, objectives and behavior, developing a of integrity. The Code is to be complied with by all the people to whom it is addressed: managers, members of the Board of Directors, members of committees under the bylaws, employees, interns and outsourced parties who have any established relationship with the Company’s stakeholders.

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Ethics Committee

The Ethics Committee is responsible, among other attributions, for coordinating action in relation to management (interpretation, publicizing, application and updating) of the Statement of Cemig Code of Conduct, including assessment of and decision on any possible non-compliances.

The Commission is made up of 8 members including Superintendents and Managers, appointed by the Executive Board. It may be contacted through our Ethics Channel - the anonymous reporting channel on the corporate Intranet, or by email, internal or external letter or by an exclusive phone line - these means of communication are widely publicized internally to all staff. These channels enable both reports of adverse activity and also consultations. Reports may result in opening of proceedings to assess any non-compliances with Cemig’s Statement of Cemig Code of Conduct.

Investor Relations

We maintain a constant and proactive flow of communication with Cemig’s investor market, continually reinforcing our credibility, seeking to increase investors’ interest in the Company’s shares, and to ensure their satisfaction with our shares as an investment.

Our results are published through presentations transmitted via video webcast, with simultaneous translation in English, always with members of the Executive Board present, developing a relationship that is increasingly transparent and in keeping with best corporate government practices.

To serve our shareholders – who are spread over more than 40 countries – and to facilitate optimum coverage of investors, Cemig has been present in and outside Brazil at a very large number of events, including seminars, conferences, investor meetings, congresses and roadshows; as well as holding video conference calls with analysts, investors and others interested in the capital markets.

In March 2023, we held our 28rd Annual Meeting with the Capital Markets, where market professionals had the opportunity to interact with the Company’s directors and principal executives.

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF THE VOTING STOCK

ON JUNE 30, 2024

	Number of shares on June 30, 2024
	Common shares	%	Preferred shares	%	Total	%
State of Minas Gerais	487,540,664	50.97	22,210	-	487,562,874	17.04
FIA Dinâmica Energia S/A	308,785,879	32.28	148,391,180	7.79	457,177,059	15.98
BNDES Participações	106,610,119	11.14	-	-	106,610,119	3.73
PZENA	-	-	95,269,186	5.00	95,269,186	3.33
BlackRock	-	-	282,815,226	14.84	282,815,226	9.88
Others
In Brazil	40,282,519	4.21	106,249,852	5.58	146,532,371	5.12
Foreign shareholders	13,382,730	1.40	1,272,432,330	66.79	1,285,815,060	44.92
Total	956,601,911	100.00	1,905,179,984	100.00	2,861,781,895	100.00

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONSOLIDATED SHAREHOLDING POSITION OF

THE CONTROLLING SHAREHOLDERS AND MANAGERS, AND FREE FLOAT,

ON JUNE 30, 2024

	June 30, 2024
	ON	PN
Controlling shareholder	487,540,664	22,210
Other entities of Minas Gerais State	39,026	42,773,797
Fiscal Board	-	5,200
Executive Board	19,430	37,838
Shares in treasury	16,089	1,245,962
Free float	468,986,702	1,861,094,977
Total	956,601,911	1,905,179,984

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

DIRECTORS’ STATEMENT OF REVIEW OF THE INTERIM FINANCIAL INFORMATION

We hereby state, for the due purposes, under the responsibility of our positions, that in meeting of the Executive Board of Cemig Distribuição S.A., held on August 6, 2024, we approved the conclusion, on that date, of the Company’s Interim Financial Information for the period from January to June 2024. In the same date, approved the submission to the Board of Directors, for decision of the Interim Financial Information for the period from January to June 2024. We also declare that we have reviewed, discussed and agree with the said Interim Financial Information.

Belo Horizonte, August 6, 2024.

Reynaldo Passanezi Filho - President

Dimas Costa - Vice President of Trading

Leonardo George de Magalhães - Vice President of Finance and Investor Relations

Marney Thadeu Antunes - Vice President of Distribution

Marco da Camino Ancona Lopes Soligo - Vice President of Participations and Vice President of Generation and Transmission (interim)

Cristina Maria Fortini Pinto e Silva - Vice President Legal

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

DIRECTORS’ STATEMENT OF REVIEW OF THE REPORT BY THE EXTERNAL AUDITORS ON THE INTERIM FINANCIAL INFORMATION

We hereby state, for the due purposes, under the responsibility of our positions, that in meeting of the Executive Board of Companhia Energética de Minas Gerais (Cemig), Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A), held on August 6, 2024, we approved the conclusion, on that date, of the Company’s Interim Financial Information for the period from January to June 2024; and also submission to the Board of Directors, for decision of the Interim Financial Information for the period from January to June 2024. We also declare that we have reviewed, discussed and agree with the opinions expressed by the representatives of the Independent External Auditors.

Belo Horizonte, August 6, 2024.

Reynaldo Passanezi Filho - President

Dimas Costa - Vice President of Trading

Leonardo George de Magalhães - Vice President of Finance and Investor Relations

Marney Thadeu Antunes - Vice President of Distribution

Marco da Camino Ancona Lopes Soligo - Vice President of Participations and Vice President of Generation and Transmission (interim)

Cristina Maria Fortini Pinto e Silva - Vice President Legal

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.